SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS disclosure and additional financial information
Prudential plc Half Year 2019 results
International Financial Reporting Standards (IFRS) basis results

CONDENSED CONSOLIDATED INCOME STATEMENT

		2019 £m	2018* £m
	Note	Half year	Half year	Full year
Profit from continuing operations:
Gross premiums earned		16,293	14,786	34,163
Outward reinsurance premiums		(520)	(363)	(886)
Earned premiums, net of reinsurance		15,773	14,423	33,277
Investment return		24,633	1,381	(6,829)
Other income		199	215	398
Total revenue, net of reinsurance	B1.4	40,605	16,019	26,846
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(36,671)	(10,928)	(17,545)
Acquisition costs and other expenditure	B2	(2,711)	(3,285)	(6,386)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(226)	(189)	(410)
Gain (loss) on disposal of businesses and corporate transactions	D1	13	(57)	(80)
Total charges, net of reinsurance and gain (loss) on disposal of businesses		(39,595)	(14,459)	(24,421)
Share of profits from joint ventures and associates, net of related tax		106	82	239
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		1,116	1,642	2,664
Less tax charge attributable to policyholders' returns		(220)	(43)	(80)
Profit before tax attributable to shareholders	B1.1	896	1,599	2,584
Total tax charge attributable to policyholders and shareholders	B4	(221)	(369)	(506)
Adjustment to remove tax charge attributable to policyholders' returns		220	43	80
Tax charge attributable to shareholders' returns	B4	(1)	(326)	(426)
Profit from continuing operations for the period		895	1,273	2,158
Profit from discontinued operations for the period, net of related taxnote (ii)	D2.1	645	83	855
Profit for the period		1,540	1,356	3,013

Attributable to:
Equity holders of the Company:
From continuing operations		890	1,272	2,155
From discontinued operations		645	83	855
Non-controlling interests from continuing operations		5	1	3
Profit for the period		1,540	1,356	3,013

Earnings per share (in pence)		2019	2018*
	Note	Half year	Half year	Full year
Based on profit attributable to the equity holders of the Company:
Basic	B5
Based on profit from continuing operations		34.4p	49.5p	83.7p
Based on profit from discontinued operationsnote (ii)		25.0p	3.2p	33.2p
		59.4p	52.7p	116.9p
Diluted	B5
Based on profit from continuing operations		34.4p	49.4p	83.6p
Based on profit from discontinued operationsnote (ii)		25.0p	3.2p	33.2p
		59.4p	52.6p	116.8p
* The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

Dividends per share (in pence)		2019	2018
	Note	Half year	Half year	Full year
Dividends relating to reporting period:	B6
First interim ordinary dividend		16.45p	15.67p	15.67p
Second interim ordinary dividend		-	-	33.68p
Total		16.45p	15.67p	49.35p
Dividends paid in reporting period:	B6
Current year first interim ordinary dividend		-	-	15.67p
Second interim ordinary dividend for prior year		33.68p	32.50p	32.50p
Total		33.68p	32.50p	48.17p

Notes
(i)     This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for taxes borne by policyholders.
(ii)    Profit from discontinued operations represents the post-tax profit contributed by the UK and Europe operations which are classified as held for distribution at 30 June 2019 (a line-by-line analysis of profit for the period for the discontinued UK and Europe operations is included in note D2.1).The 2018 comparative results have been re-presented from those previously published accordingly (as described in note A2).

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		2019 £m	2018* £m
	Note	Half year	Half year	Full year
Profit for the period from continuing operations		895	1,273	2,158
Other comprehensive income (loss) from continuing operations:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		95	70	344
Related tax		1	2	5
		96	72	349
Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding gains (losses) arising in the period		2,636	(1,392)	(1,606)
Deduct net gains included in the income statement on disposal and impairment		(19)	(29)	(11)
		2,617	(1,421)	(1,617)
Related change in amortisation of deferred acquisition costs	C5.2	(432)	272	246
Related tax		(459)	241	288
		1,726	(908)	(1,083)
Total items that may be reclassified subsequently to profit or loss		1,822	(836)	(734)
Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Net actuarial (losses) / gains on defined benefit pension schemes		(86)	3	20
Related tax		14	(1)	(4)
Total items that will not be reclassified to profit or loss		(72)	2	16

Other comprehensive income (loss) from continuing operations for the period, net of related tax		1,750	(834)	(718)
Total comprehensive income for the period from continuing operations		2,645	439	1,440

Profit for the period from discontinued operations	D2.1	645	83	855
Other comprehensive income from discontinued operations	D2.1	4	62	57
Total comprehensive income for the period from discontinued operations		649	145	912
Total comprehensive income for the period		3,294	584	2,352

Attributable to:
Equity holders of the Company
From continuing operations		2,640	438	1,436
From discontinued operations		649	145	912
Non-controlling interests from continuing operations		5	1	4
Total comprehensive income for the period		3,294	584	2,352
* The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Period ended 30 June 2019 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit from continuing operations for the period		-	-	890	-	-	890	5	895
Other comprehensive income (loss) from continuing operations		-	-	(72)	96	1,726	1,750	-	1,750
Total comprehensive income from continuing operations for the period		-	-	818	96	1,726	2,640	5	2,645
Total comprehensive income from discontinued operations for the period		-	-	647	2	-	649	-	649
Total comprehensive income (loss) for the period		-	-	1,465	98	1,726	3,289	5	3,294

Dividends	B6	-	-	(870)	-	-	(870)	-	(870)
Reserve movements in respect of share-based payments		-	-	2	-	-	2	-	2

Share capital and share premium
New share capital subscribed	C9	-	10	-	-	-	10	-	10

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(9)	-	-	(9)	-	(9)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	1	-	-	1	-	1
Net increase (decrease) in equity		-	10	589	98	1,726	2,423	5	2,428
At beginning of period		130	1,964	14,206	1,188	(239)	17,249	18	17,267
At end of period		130	1,974	14,795	1,286	1,487	19,672	23	19,695

		Period ended 30 June 2018* £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit from continuing operations for the period		-	-	1,272	-	-	1,272	1	1,273
Other comprehensive income (loss) from continuing operations		-	-	2	72	(908)	(834)	-	(834)
Total comprehensive income (loss) from continuing operations for the period		-	-	1,274	72	(908)	438	1	439
Total comprehensive income (loss) from discontinued operations for the period		-	-	148	(3)	-	145	-	145
Total comprehensive income (loss) for the period		-	-	1,422	69	(908)	583	1	584

Dividends	B6	-	-	(840)	-	-	(840)	-	(840)
Reserve movements in respect of share-based payments		-	-	(9)	-	-	(9)	-	(9)

Share capital and share premium
New share capital subscribed	C9	-	6	-	-	-	6	-	6

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	28	-	-	28	-	28
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	27	-	-	27	-	27
Net increase (decrease) in equity		-	6	628	69	(908)	(205)	1	(204)
At beginning of period		129	1,948	12,326	840	844	16,087	7	16,094
At end of period		129	1,954	12,954	909	(64)	15,882	8	15,890
* The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

			Year ended 31 December 2018* £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit from continuing operations for the year		-	-	2,155	-	-	2,155	3	2,158
Other comprehensive income (loss) from continuing operations		-	-	16	348	(1,083)	(719)	1	(718)
Total comprehensive income (loss) from continuing operations for the year		-	-	2,171	348	(1,083)	1,436	4	1,440
Total comprehensive income from discontinued operations for the year		-	-	912	-	-	912	-	912
Total comprehensive income (loss) for the year		-	-	3,083	348	(1,083)	2,348	4	2,352

Dividends	B6	-	-	(1,244)	-	-	(1,244)	-	(1,244)
Reserve movements in respect of share-based payments		-	-	69	-	-	69	-	69
Change in non-controlling interests		-	-	-	-	-	-	7	7
Movements in respect of option to acquire non-controlling interests		-	-	(109)	-	-	(109)	-	(109)

Share capital and share premium
New share capital subscribed	C9	1	16	-	-	-	17	-	17

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	29	-	-	29	-	29
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	52	-	-	52	-	52
Net increase (decrease) in equity		1	16	1,880	348	(1,083)	1,162	11	1,173
At beginning of year		129	1,948	12,326	840	844	16,087	7	16,094
At end of year		130	1,964	14,206	1,188	(239)	17,249	18	17,267
* The full year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2019 £m	2018 £m
	Note	30 Jun	30 Jun	31 Dec
Assets
Goodwill	C5.1	510	1,620	1,857
Deferred acquisition costs and other intangible assets	C5.2	12,659	11,359	11,923
Property, plant and equipmentnote (i)		785	951	1,409
Reinsurers' share of insurance contract liabilities		10,151	9,620	11,144
Deferred tax assets	C7	2,762	2,435	2,595
Current tax recoverable		371	626	618
Accrued investment income		1,332	2,574	2,749
Other debtors		2,011	3,519	4,088
Investment properties		11	17,605	17,925
Investment in joint ventures and associates accounted for using the equity method		1,030	1,554	1,733
Loans	C3.3	12,513	16,922	18,010
Equity securities and portfolio holdings in unit trustsnote (ii)		183,670	229,707	214,733
Debt securitiesnote (ii)	C3.2	99,675	160,305	175,356
Derivative assets		1,222	3,428	3,494
Other investmentsnote (ii)		958	6,059	6,512
Deposits		1,491	12,412	11,796
Assets held for distributionnote (iii)	C1	218,324	-	-
Assets held for sale		-	12,024	10,578
Cash and cash equivalents		5,208	8,450	12,125
Total assets	C1	554,683	501,170	508,645

Equity
Shareholders' equity		19,672	15,882	17,249
Non-controlling interests		23	8	18
Total equity		19,695	15,890	17,267

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1	285,168	405,482	409,301
Unallocated surplus of with-profits funds	C4.1	2,944	17,283	15,845
Core structural borrowings of shareholder-financed businesses	C6.1	7,441	6,367	7,664
Operational borrowings attributable to shareholder-financed businessesnote (i)	C6.2	1,664	1,618	998
Borrowings attributable to with-profits businessesnote (i)	C6.2	238	3,589	3,940
Obligations under funding, securities lending and sale and repurchase agreements		6,756	7,128	6,989
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,482	9,358	11,651
Deferred tax liabilities	C7	3,701	4,443	4,022
Current tax liabilities		319	415	568
Accruals, deferred income and other liabilities		10,597	13,551	15,248
Provisions		254	920	1,078
Derivative liabilities		1,037	3,149	3,506
Liabilities held for distributionnote (iii)	C1	211,387	-	-
Liabilities held for sale		-	11,977	10,568
Total liabilities	C1	534,988	485,280	491,378
Total equity and liabilities		554,683	501,170	508,645

Notes
(i)     As at 1 January 2019, the Group applied IFRS 16, 'Leases', using the modified retrospective approach. Under this approach, comparative information is not restated. The application of the standard has resulted in the recognition of an additional lease liability and a corresponding 'right-of-use' asset of a similar amount as at 1 January 2019. See note A3 for further details. As at 30 June 2019, right-of-use assets recognised in property, plant and equipment for continuing operations amounted to £425 million.
(ii)    Included within equity securities and portfolio holdings in unit trusts, debt securities and other investments are £8 million of lent securities as at 30 June 2019 (30 June 2018: £8,993 million; 31 December 2018: £8,278 million).
(iii)   Assets and liabilities held for distribution relate to the Group's UK and Europe operations, which have been classified as discontinued operations at 30 June 2019 and are presented above after the elimination of intra-Group balances with the continuing operations (see note C1). A line-by-line analysis of assets and liabilities for the discontinued UK and Europe operations before elimination of such intra-Group balances, is included in note D2.2. The 2018 comparative results for the assets and liabilities at 30 June 2018 and 31 December 2018 are as published and not re-presented on a basis consistent with half year 2019 (as described in note A2).

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		2019 £m	2018* £m
	Note	Half year	Half year	Full year
Cash flows from continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		1,116	1,642	2,664
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		(29,889)	(3,439)	1,675
Other non-investment and non-cash assets		(2,075)	(58)	(1,495)
Policyholder liabilities (including unallocated surplus)		26,820	2,186	(1,229)
Other liabilities (including operational borrowings)		3,147	292	644
Other itemsnote (ii)		97	357	201
Net cash flows from operating activities		(784)	980	2,460
Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment		(16)	(59)	(100)
Net cash flows from corporate transactionsnote (iii)		(72)	(132)	(331)
Net cash flows from investing activities		(88)	(191)	(431)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iv)	C6.1
Issue of subordinated debt, net of costs		-	-	1,630
Redemption of subordinated debt		(400)	-	(434)
Fees paid to modify terms and conditions of debt issued by the Groupnote (v)		(141)	-	(33)
Interest paid		(229)	(187)	(376)
Equity capital:
Issues of ordinary share capital		10	6	17
Dividends paid	B6	(870)	(840)	(1,244)
Net remittances from discontinued operations	D2.3	356	341	654
Net cash flows from financing activities		(1,274)	(680)	214
Net increase in cash and cash equivalents from continuing operations		(2,146)	109	2,243
Net cash flows from discontinued operationsnote (vi)	D2.3	(124)	(2,380)	(1,112)
Cash and cash equivalents at beginning of period		12,125	10,690	10,690
Effect of exchange rate changes on cash and cash equivalents		(23)	31	304
Cash and cash equivalents at end of period		9,832	8,450	12,125
Comprising:
Cash and cash equivalents from continuing operations		5,208	5,030	7,376
Cash and cash equivalents from discontinued operations		4,624	3,420	4,749
* The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

Notes
(i)      This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders, as explained in footnote (i) of the 'Condensed Consolidated Income Statement'.
(ii)     The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.
(iii)     Net cash flows from corporate transactions include amounts paid for distribution rights and cash flows arising from the acquisitions and disposals of businesses.
(iv)    Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses are analysed as follows:

		Cash movements £m			Non-cash movements £m
	Balance at beginning of period	Issue of debt	Redemption of debt	Change to terms of debt	Foreign exchange movement	Change to terms of debt	Other movements	Balance at end of period
						note (v)
Half year 2019	7,664	-	(400)	-	8	169	-	7,441
Half year 2018	6,280	-	-	-	83	-	4	6,367
Full year 2018	6,280	1,630	(434)	(33)	210	-	11	7,664

(v)     In the first half of 2019, the Group agreed with the holders of two subordinated debt instruments to alter the terms and conditions of these instruments in exchange for an upfront fee and an increase in the coupon of the instruments. The upfront fee and increase in coupon rates represent a significant change in the cash flows of each instrument and therefore, in accordance with IAS 39, has resulted in an extinguishment of the old debt and recognition of a new debt at fair value, the net effect of which is a non-cash movement in debt of £169 million. The upfront fee paid of £141 million has been expensed and is shown in the cash flow statement above (see note C6.1 for further details).
(vi)    Net cash flows from discontinued operations represents the movement in cash and cash equivalents from the UK and Europe operations, which are classified as held for distribution at 30 June 2019. A detailed analysis of cash flows for the period for the discontinued UK and Europe operations is included in note D2.3. The 2018 comparative results have been re-presented from those previously published accordingly (as described in note A2).

NOTES TO PRIMARY STATEMENTS

A    BACKGROUND

A1  Basis of preparation, audit status and exchange rates

These condensed consolidated interim financial statements for the six months ended 30 June 2019 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. EU-endorsed IFRS may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 30 June 2019, there were no unendorsed standards effective for the period ended 30 June 2019 which impacted the condensed consolidated financial statements of the Group, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

The IFRS basis results for half year 2019 and half year 2018 are unaudited. Except for re-presenting the results for UK and Europe operations as discontinued operations, the 2018 full year IFRS basis results have been derived from the 2018 statutory accounts. The auditors have reported on the 2018 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The exchange rates applied for balances and transactions in currencies other than the presentational currency of the Group, pounds sterling (GBP), were:

	Closing rate at 30 Jun 2019	Average for the 6 months to 30 Jun 2019	Closing rate at 30 Jun 2018	Average for the 6 months to 30 Jun 2018	Closing rate at 31 Dec 2018	Average for the 12 months to 31 Dec 2018
Local currency: £
Hong Kong	9.94	10.15	10.36	10.78	9.97	10.46
Indonesia	17,980.07	18,364.05	18,919.18	18,938.64	18,314.37	18,987.65
Malaysia	5.26	5.33	5.33	5.42	5.26	5.38
Singapore	1.72	1.76	1.80	1.83	1.74	1.80
China	8.74	8.78	8.75	8.76	8.74	8.82
India	87.85	90.62	90.46	90.37	88.92	91.25
Vietnam	29,660.27	30,087.11	30,310.96	31,329.01	29,541.15	30,732.53
Thailand	39.06	40.91	43.74	43.66	41.47	43.13
US	1.27	1.29	1.32	1.38	1.27	1.34

Certain notes to the financial statements present half year 2018 comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the condensed consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior period results using the current period foreign exchange rate, ie current period average rates for the income statement and current period closing rates for the statement of financial position.

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2018, as disclosed in the 2018 statutory accounts, aside from those discussed in note A3 below.

A2  Discontinued operations

The Group is planning to demerge its UK and Europe operations, M&GPrudential, from the Prudential plc group in the fourth quarter of 2019. Following an assessment at 30 June 2019, in accordance with IFRS 5, 'Non-current assets held for sale and discontinued operations', the results of M&GPrudential have been classified as held for distribution and as discontinued operations at 30 June 2019 in these condensed consolidated financial statements.

In order to present the results of the continuing operations on a comparable basis and consistent with IFRS 5 requirements, results attributable to the discontinued UK and Europe operations in half year 2019 have been shown in a single line in the income statement with 2018 comparatives being restated accordingly. Notes B1 to B5 have been prepared on a consistent basis.

IFRS 5 requires the assets and liabilities of the UK and Europe operations at 30 June 2019 to be presented as single line 'assets held for distribution' and 'liabilities held for distribution' on the statement of financial position but does not permit the comparative 30 June 2018 and 31 December 2018 assets and liabilities to be re-presented as the UK and Europe operations were not classified as held for distribution at these dates. In the related balance sheet notes, prior period balances have been presented to show the amounts from discontinued operations separately from continuing operations. Additionally, in the analysis of movements in Group assets and liabilities between the beginning and end of periods, the balances of the discontinued UK and Europe operations are removed from the opening balances to show the underlying movements from continuing operations.

The profit from the discontinued UK and Europe operations is presented in the condensed consolidated income statement before the elimination of intragroup transactions with continuing operations in order to provide a more meaningful presentation of the position of the Group immediately after the proposed demerger.

The condensed consolidated statement of financial position has been presented after the elimination of all intragroup balances.

A detailed analysis of the earnings performance, financial position and cash flows in the periods from the discontinued UK and Europe operations is provided in note D2, with supplementary analysis on adjusted IFRS operating profit based on longer-term investment returns by driver provided in note I(vi) within the additional financial information.

A3  New accounting pronouncements in 2019

IFRS 16, 'Leases'
The Group has adopted IFRS 16, 'Leases' from 1 January 2019. The new standard brings most leases on-balance-sheet for lessees under a single model, eliminating the distinction between operating and finance leases.

IFRS 16 applies primarily to operating leases of major properties occupied by the Group's businesses where Prudential is a lessee. Under IFRS 16, these leases are brought onto the Group's statement of financial position with a 'right-of-use' asset being established and a corresponding liability representing the obligation to make lease payments. The rental accrual charge in the income statement under IAS 17 is replaced with a depreciation charge for the 'right-of-use' asset and an interest expense on the lease liability leading to a more front-loaded operating lease cost profile compared to IAS 17.

As permitted by IFRS 16, the Group has chosen to adopt the modified retrospective approach upon transition to the new standard. Under the approach adopted, there is no adjustment to the Group's retained earnings at 1 January 2019 and the Group's 2018 comparative information is not restated. The right-of-use asset and lease liability at 1 January 2019 is set at an amount equal to the discounted remaining lease payments adjusted by any prepaid or accrued lease payment balance immediately before the date of initial application of the standard.

When measuring lease liabilities on adoption, the Group discounted lease payments using its incremental borrowing rate at 1 January 2019. The weighted-average rate applied is 3.4 per cent. The aggregate effect of the adoption of the standard on the statement of financial position at 1 January 2019 is shown in the tables below:

Consolidated statement of financial position

Effect of adoption of IFRS 16 at 1 January 2019 £m	Continuing operations	Discontinued operations*	Total Group
Assets
Property, plant and equipment (Right-of-use assets)	414	289	703
Total assets	414	289	703

Liabilities
Operational borrowings attributable to shareholder-financed businesses (Lease liability)	206	304	510
Borrowings attributable to with-profits businesses (Lease liability)	219	21	240
Accruals, deferred income and other liabilities (Accrued lease payment balance under IAS 17)	(11)	(36)	(47)
Total liabilities	414	289	703
* Presented within assets and liabilities held for distribution at 30 June 2019.

The Group has applied the practical expedient to grandfather the definition of a lease on transition. This means that IFRS 16 has been applied to all contracts, which were identified as leases in accordance with IAS 17 and IFRIC 4, 'Determining whether an Arrangement contains a Lease', entered into before 1 January 2019. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after 1 January 2019.

The Group has used the following practical expedients, in addition to the aforementioned when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

-   Applied a single discount rate to a portfolio of leases with similar characteristics. Accordingly, for such portfolios, the incremental borrowing rates used to discount the future lease payments will be determined based on market specific risk-free rates adjusted with a margin/spread to reflect the Group's credit standing, lease term and the outstanding lease payments.
-   Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Other new accounting pronouncements
In addition to the above, the IASB has also issued the following new accounting pronouncements to be effective from 1 January 2019:

-   IFRIC Interpretation 23, 'Uncertainty over income tax treatments';
-   Amendments to IAS 28, 'Long-term Interests in Associates and Joint Ventures';
-   Amendments to IFRS 9, 'Prepayment features with negative compensation';
-   Annual Improvements to IFRSs 2015-2017 cycle; and
-   Amendments to IAS 19, 'Plan Amendment, Curtailment or Settlement'.

The Group has applied the principles within the Amendments to IAS 19, 'Plan Amendment, Curtailment or Settlement', when accounting for the changes to the pension benefits of its UK defined benefit schemes during the period. The other pronouncements have had no significant impact on the Group financial statements.

B    EARNINGS PERFORMANCE

B1  Analysis of performance by segment

B1.1  Segment results

		2019 £m	2018* £m		Half year 2019 vs half year 2018* %		2018* £m
	Note	Half year	AER Half year	CER Half year	AER	CER	AER Full year
			notes (i),(v)	note (i)	note (i)	note (i)	note (i)
Asia:
Insurance operations		1,095	927	963	18%	14%	1,982
Asset management		103	89	92	16%	12%	182
Total Asia		1,198	1,016	1,055	18%	14%	2,164
US:
Jackson (US insurance operations)		1,203	1,001	1,064	20%	13%	1,911
Asset management		12	1	1	n/a	n/a	8
Total US		1,215	1,002	1,065	21%	14%	1,919
Total segment profit from continuing operations		2,413	2,018	2,120	20%	14%	4,083
Other income and expenditure:
Investment return and other income		24	33	33	(27)%	(27)%	52
Interest payable on core structural borrowingsnote (ii)		(226)	(189)	(189)	(20)%	(20)%	(410)
Corporate expenditurenote (iii)		(164)	(173)	(175)	5%	6%	(367)
Total other income and expenditure		(366)	(329)	(331)	(11)%	(11)%	(725)
Restructuring costs		(23)	(20)	(20)	(15)%	(15)%	(56)
Adjusted IFRS operating profit based on longer-term investment returns from continuing operations	B1.3	2,024	1,669	1,769	21%	14%	3,302
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,124)	9	8	n/a	n/a	(592)
Amortisation of acquisition accounting adjustmentsnote (iv)		(17)	(22)	(23)	23%	26%	(46)
Gain (loss) on disposal of businesses and corporate transactions	D1	13	(57)	(60)	n/a	n/a	(80)
Profit from continuing operations before tax attributable to shareholders		896	1,599	1,694	(44)%	(47)%	2,584
Tax charge attributable to shareholders' returns	B4	(1)	(326)	(343)	100%	100%	(426)
Profit from continuing operations for the period		895	1,273	1,351	(30)%	(34)%	2,158
Profit from discontinued operations for the period, net of related taxnote (v)	D2.1	645	83	83	n/a	n/a	855
Profit for the period		1,540	1,356	1,434	14%	7%	3,013

Attributable to:
Equity holders of the Company
From continuing operations		890	1,272	1,350	(30)%	(34)%	2,155
From discontinued operations		645	83	83	n/a	n/a	855
Non-controlling interests from continuing operations		5	1	1	400%	400%	3
		1,540	1,356	1,434	14%	7%	3,013
		2019	2018*		Half year 2019 vs half year 2018* %		2018*
	Note	Half year	AER Half year	CER Half year	AER	CER	AER Full year
Basic earnings per share (in pence)	B5		notes (i),(v)	note (i)	note (i)	note (i)	note (i)
Based on adjusted IFRS operating profit based on longer-term investment returns, net of tax, from continuing operationsnote (vi)		65.3p	53.7p	57.0p	22%	15%	108.7p
Based on profit for the period from continuing operations		34.4p	49.5p	52.6p	(31)%	(35)%	83.7p
Based on profit for the period from discontinued operations		25.0p	3.2p	3.2p	681%	681%	33.2p
* The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

Notes
(i)     For definitions of AER and CER refer to note A1. The difference between 'Profit for the period attributable to shareholders' in the prior half year 2018 on an AER basis and a CER basis is £78 million, arising from the retranslation of the prior period results of the Group's foreign subsidiaries into GBP using the exchange rates applied to the equivalent current period results.
(ii)    Interest charged to the income statement on debt that is capable of being substituted to M&GPrudential for the six months ended 30 June 2019 was £(85) million (see note C6.1 for further details).
(iii)   Corporate expenditure as shown above is primarily for Group Head Office and Asia Regional Head Office.
(iv)   Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson which was acquired in 2012.
(v)   Profit from discontinued operations represents the post-tax profit contributed by the UK and Europe operations which are classified as held for distribution at 30 June 2019 (a line-by-line analysis of profit for the period for the discontinued UK and Europe operations is included in note D2.1, with supplementary analysis on adjusted IFRS operating profit based on longer-term investment returns by driver provided in note I(vi) within the additional financial information). The 2018 comparative results have been re-presented from those previously published accordingly (as described in note A2).
(vi)   Tax charges have been reflected as operating and non-operating in the same way as for the pre-tax items. Further details on tax charges are provided in note B4.

B1.2  Short-term fluctuations in investment returns on shareholder-backed business

	2019 £m	2018* £m
	Half year	Half year	Full year
Asia operationsnote (i)	420	(326)	(512)
US operationsnote (ii)	(1,521)	244	(100)
Other operationsnote (iii)	(23)	91	20
Total	(1,124)	9	(592)
* The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

(i)    Asia operations
In Asia, the positive short-term fluctuations of £420 million (half year 2018: negative £(326) million; full year 2018: negative £(512) million) principally reflect net value movements on shareholders' assets and related liabilities following decrease in bond yields during the period.

(ii)   US operations
The short-term fluctuations in investment returns for US insurance operations are reported net of the related credit for amortisation of deferred acquisition costs of £476 million as shown in note C5.2 (half year 2018: charge of £(199) million; full year 2018: charge of £(114) million) and comprise amounts in respect of the following items:

	2019 £m	2018 £m
	Half year	Half year	Full year
Net equity hedge resultnote (a)	(1,955)	383	(58)
Other than equity-related derivativesnote (b)	433	(183)	(64)
Debt securitiesnote (c)	11	6	(31)
Equity-type investments: actual less longer-term return	(7)	31	38
Other items	(3)	7	15
Total	(1,521)	244	(100)

Notes
(a)   Net equity hedge result
The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the value of guarantees in Jackson's variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. The level of fees recognised in non-operating profit is determined by reference to that allowed for within the reserving basis. The variable annuity guarantees are valued in accordance with either Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (formerly FAS 157) or ASC Topic 944, Financial Services - Insurance (formerly SOP 03-01) depending on the type of guarantee. Both approaches require an entity to determine the total fee ('the fee assessment') that is expected to fund future projected benefit payments arising using the assumptions applicable for that method. The method under FAS 157 requires this fee assessment to be fixed at the time of issue. As the fees included within the initial fee assessment are earned, they are included in non-operating profit to match the corresponding movement in the guarantee liability. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ.

The net equity hedge result therefore includes significant accounting mismatches and other factors that do not represent the economic result. These other factors include:

-   The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under 'grandfathered' US GAAP;
-   The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
-   Jackson's management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

The net equity hedge result can be summarised as follows:

	2019 £m	2018 £m
	Half year	Half year	Full year
Fair value movements on equity hedge instruments*	(2,466)	(375)	299
Accounting value movements on the variable and fixed index annuity guarantee liabilities	227	505	(894)
Fee assessments net of claim payments	284	253	537
Total	(1,955)	383	(58)
* Held to manage equity exposures of the variable annuity guarantees and fixed index annuity options.

(b)  Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

-   Fair value movements on free-standing, other than equity-related derivatives;
-   Fair value movements on the Guaranteed Minimum Income Benefit (GMIB) reinsurance asset that are not matched by movements in the underlying GMIB liability, which is not fair valued; and
-   Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above. Accounting mismatches arise because of differences between the measurement basis and presentation of the derivatives, which are fair valued with movements recorded in the income statement, and the exposures they are intended to manage.

(c)   Short-term fluctuations related to debt securities

	2019 £m	2018 £m
	Half year	Half year	Full year
(Charges) credits in the period:
Losses on sales of impaired and deteriorating bonds	(19)	(1)	(4)
Bond write-downs	(1)	(2)	(4)
Recoveries/reversals	1	18	19
Total (charges) credits in the period	(19)	15	11
Risk margin allowance deducted from adjusted IFRS operating profit based on longer-term investment returns*	42	38	77
	23	53	88
Interest-related realised (losses) gains:
Gains (losses) arising in the period	33	8	(8)
Amortisation of gains and losses arising in current and prior periods to adjusted IFRS operating profit based on longer-term investment returns	(46)	(57)	(116)
	(13)	(49)	(124)
Related amortisation of deferred acquisition costs	1	2	5
Total short-term fluctuations related to debt securities	11	6	(31)
* The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in adjusted IFRS operating profit based on longer-term investment returns with variations from period to period included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in adjusted IFRS operating profit based on longer-term investment returns of Jackson for half year 2019 is based on an average annual risk margin reserve of 18 basis points (half year 2018: 19 basis points; full year 2018: 18 basis points) on average book values of US$60.0 billion (half year 2018: US$54.9 billion; full year 2018: US$57.1 billion) as shown below:

Moody's rating category	Half year 2019				Half year 2018				Full year 2018
(or equivalent under NAIC ratings of mortgage-backed	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
securities)	US$m	%	US$m	£m	US$m	%	US$m	£m	US$m	%	US$m	£m
A3 or higher	34,318	0.10	(36)	(28)	26,260	0.11	(29)	(21)	29,982	0.10	(31)	(23)
Baa1, 2 or 3	24,385	0.23	(55)	(42)	27,337	0.20	(57)	(41)	25,814	0.21	(55)	(40)
Ba1, 2 or 3	1,008	0.93	(10)	(7)	978	1.01	(10)	(7)	1,042	0.98	(10)	(8)
B1, 2 or 3	246	2.62	(6)	(5)	309	2.61	(8)	(6)	289	2.64	(8)	(6)
Below B3	37	3.42	(1)	(1)	11	3.71	-	-	11	3.69	-	-
Total	59,994	0.18	(108)	(83)	54,895	0.19	(104)	(75)	57,138	0.18	(104)	(77)
Related amortisation of deferred acquisition costs			18	14			22	15			22	15
Risk margin reserve charge to adjusted IFRS operating profit for longer-term credit-related losses			(90)	(69)			(82)	(60)			(82)	(62)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to adjusted IFRS operating profit based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax credit of £2,185 million for net unrealised gains on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs (half year 2018: charge of £(1,149) million for net unrealised losses; full year 2018: charge of £(1,371) million for net unrealised losses). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.2(c).

(iii)  Other operations
Short-term fluctuations in investment returns for other operations of negative £(23) million (half year 2018: positive £91 million; full year 2018: positive £20 million) include unrealised value movements on financial instruments held outside of the main life operations.

B1.3        Determining operating segments and performance measure of operating segments

Operating segments
The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8, 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&GPrudential for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities. In light of the proposed demerger, the segment analysis for the discontinued UK and Europe operations is provided in note D2, separate from those for the continuing operations.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include Group Head Office and Asia Regional Head Office costs. The Group's existing treasury company, Prudential Capital, and the Africa operations do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore also reported as 'Unallocated to a segment'.

Performance measure
The performance measure of operating segments utilised by the Company is adjusted IFRS operating profit based on longer-term investment returns attributable to shareholders. This measurement basis distinguishes adjusted IFRS operating profit based on longer-term investment returns from other constituents of the total profit as follows:

-   Short-term fluctuations in investment returns on shareholder-backed business;
-   Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
-   Gain or loss on corporate transactions, such as disposals undertaken in the period and the costs related to the preparation for the proposed demerger of M&GPrudential from Prudential plc.

The determination of adjusted IFRS operating profit based on longer-term investment returns for investment and liability movements is as described in note B1.3 of the Group's consolidated financial statements for the year ended 31 December 2018.

For Group debt securities at 30 June 2019 held by the continuing insurance operations in Asia and US, the level of unamortised interest-related realised gains and losses related to previously sold bonds and which have yet to be amortised to adjusted IFRS operating profit based on longer-term investment returns for continuing operations was a net gain of £580 million (30 June 2018: net gain of £800 million; 31 December 2018: net gain of £609 million).

For equity-type securities, the longer-term rates of return applied by the non-linked shareholder-financed insurance operations of Asia and the US to determine the amount of investment return included in adjusted IFRS operating profit based on longer-term investment returns are as follows:

-   For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £2,282 million as at 30 June 2019 (30 June 2018: £1,622 million; 31 December 2018: £2,146 million). The rates of return applied for 2019 ranged from 5.2 per cent to 17.6 per cent (30 June 2018: 5.1 per cent to 17.2 per cent; 31 December 2018: 5.3 per cent to 17.6 per cent) with the rates applied varying by business unit.
-   For US insurance operations, at 30 June 2019, the equity-type securities for non-separate account operations amounted to £1,178 million (30 June 2018: £1,187 million; 31 December 2018: £1,359 million). The longer-term rates of return for income and capital applied in 2019 and 2018, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums, are as follows:

	2019	2018
	Half year	Half year	Full year
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.0% to 6.7%	6.7% to 7.0%	6.7% to 7.2%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.0% to 8.7%	8.7% to 9.0%	8.7% to 9.2%

B1.4  Additional segmental analysis of revenue from continuing operations

	Half year 2019 £m - continuing operations
	Asia	US	Total segment	Unallocated to a segment (central operations)	Group total
Gross premiums earned	8,856	7,410	16,266	27	16,293
Outward reinsurance premiums	(386)	(131)	(517)	(3)	(520)
Earned premiums, net of reinsurance	8,470	7,279	15,749	24	15,773
Other incomenote (i)	176	11	187	12	199
Total external revenue	8,646	7,290	15,936	36	15,972
Intra-group revenue	16	24	40	(40)	-
Interest income	622	1,128	1,750	21	1,771
Other investment return	6,821	16,023	22,844	18	22,862
Total revenue, net of reinsurancenote (ii)	16,105	24,465	40,570	35	40,605

	Half year 2018* £m - continuing operations
	Asia	US	Total segment	Unallocated to a segment (central operations)	Group total
Gross premiums earned	7,736	7,036	14,772	14	14,786
Outward reinsurance premiums	(222)	(141)	(363)	-	(363)
Earned premiums, net of reinsurance	7,514	6,895	14,409	14	14,423
Other incomenote (i)	157	44	201	14	215
Total external revenue	7,671	6,939	14,610	28	14,638
Intra-group revenue	20	32	52	(52)	-
Interest income	513	940	1,453	26	1,479
Other investment return	(1,703)	1,486	(217)	119	(98)
Total revenue, net of reinsurancenote (ii)	6,501	9,397	15,898	121	16,019

	Full year 2018* £m - continuing operations
	Asia	US	Total segment	Unallocated to a segment (central operations)	Group total
Gross premiums earned	16,469	17,656	34,125	38	34,163
Outward reinsurance premiums	(575)	(309)	(884)	(2)	(886)
Earned premiums, net of reinsurance	15,894	17,347	33,241	36	33,277
Other incomenote (i)	309	50	359	39	398
Total external revenue	16,203	17,397	33,600	75	33,675
Intra-group revenue	42	50	92	(92)	-
Interest income	1,086	2,016	3,102	51	3,153
Other investment return	(3,240)	(6,804)	(10,044)	62	(9,982)
Total revenue, net of reinsurancenote (ii)	14,091	12,659	26,750	96	26,846
* The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

Notes
(i)     Other income comprises income from external customers and consists primarily of revenue from the Group's continuing asset management business of £153 million (half year 2018: £108 million; full year 2018: £216 million). The remaining other income consists primarily of policy fee revenue from external customers.
(ii)    Total revenue from continuing operations excludes the contribution from the discontinued UK and Europe operations which are classified as held for distribution at 30 June 2019 (a line-by-line analysis of revenue for the period for the discontinued UK and Europe operations is included in note D2.1). The 2018comparative results have been re-presented from those previously published accordingly (as described in note A2).

B2  Acquisition costs and other expenditure from continuing operations

	2019 £m	2018* £m
	Half year	Half year	Full year
Acquisition costs incurred for insurance policies	(1,630)	(1,538)	(3,230)
Acquisition costs deferred less amortisation of acquisition costsnote (i)	774	(61)	44
Administration costs and other expenditurenote (ii)	(1,771)	(1,625)	(2,903)
Movements in amounts attributable to external unit holders of consolidated investment funds	(84)	(61)	(297)
Total acquisition costs and other expenditure from continuing operations	(2,711)	(3,285)	(6,386)
* The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

Notes
(i)     The components of 'acquisition costs deferred less amortisation of acquisition costs' of £774 million in half year 2019 are set out in note C5.2.
(ii)    Included in total administration costs and other expenditure for half year 2019 is depreciation of property, plant and equipment of £(83) million (half year 2018: £(34) million; full year 2018: £(69) million). Out of the £(83) million of depreciation of property, plant and equipment for half year 2019, £(51) million relates to the right-of-use assets recognised under IFRS 16 adopted in 2019 (as described in note A3).

B3  Effect of changes and other accounting matters on insurance assets and liabilities

The following matters are relevant to the determination of the half year 2019 results:

(a)   Asia insurance operations
In half year 2019, the adjusted IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £76 million (half year 2018: £69 million; full year 2018: £94 million) representing a small number of items that are not expected to reoccur, including the impact of a refinement to the run-off of the allowance for prudence within technical provisions.

(b)   US insurance operations
There has been no material change in assumptions underpinning insurance assets and liabilities since full year 2018.

(c)   UK and Europe insurance operations
Changes in the allowance for credit risk for annuity business, mortality and other assumptions are discussed in note D2.2 following the classification of the Group's UK and Europe operations as discontinued at 30 June 2019.

B4  Tax charge from continuing operations

B4.1  Total tax charge by nature of expense from continuing operations

The total tax charge for continuing operations in the income statement is as follows:

	2019 £m			2018* £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total	Full year Total
Attributable to shareholders:
Asia operations	(139)	(49)	(188)	(139)	(277)
US operations	(130)	241	111	(216)	(255)
Other operations	84	(8)	76	29	106
Tax (charge) credit attributable to shareholders' returns	(185)	184	(1)	(326)	(426)
Attributable to policyholders:
Asia operations	(54)	(166)	(220)	(43)	(80)
Total tax (charge) credit	(239)	18	(221)	(369)	(506)
* The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

The principal reason for the decrease in the tax charge attributable to shareholders' returns from continuing operations is the result of the tax credit on US derivative losses largely eliminating the tax charge on Asia profits.

B4.2  Shareholder profit and tax charge from continuing operations

The shareholder profit, tax charge (credit) and effective tax rate for continuing operations are as follows:

	Half year 2019 £m
	Asia operations	US operations	Other operations	Total attributable to shareholders
Adjusted IFRS operating profit (loss) based on longer-term investment returns	1,198	1,215	(389)	2,024
Non-operating profit (loss)	627	(1,536)	(219)	(1,128)
Profit (loss) before tax	1,825	(321)	(608)	896
Tax charge (credit) on:
Adjusted IFRS operating profit (loss) based on longer-term investment returns	168	203	(39)	332
Non-operating profit (loss)	20	(314)	(37)	(331)
Total actual tax charge (credit)	188	(111)	(76)	1
Actual tax rate on:
Adjusted IFRS operating profit based on longer-term investment returns	14%	17%	10%	16%
Profit before tax	10%	35%	13%	0%

	Half year 2018* £m
	Asia operations	US operations	Other operations	Total attributable to shareholders
Adjusted IFRS operating profit (loss) based on longer-term investment returns	1,016	1,002	(349)	1,669
Non-operating (loss) profit	(338)	184	84	(70)
Profit (loss) before tax	678	1,186	(265)	1,599
Tax charge (credit) on:
Adjusted IFRS operating profit (loss) based on longer-term investment returns	151	177	(41)	287
Non-operating (loss) profit	(12)	39	12	39
Total actual tax charge (credit)	139	216	(29)	326
Actual tax rate on:
Adjusted IFRS operating profit based on longer-term investment returns	15%	18%	12%	17%
Profit before tax	21%	18%	11%	20%
* The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations (as described in note A2).
	Full year 2018* £m
	Asia operations	US operations	Other operations	Total attributable to shareholders
Adjusted IFRS operating profit (loss) based on longer-term investment returns	2,164	1,919	(781)	3,302
Non-operating (loss) profit	(527)	(180)	(11)	(718)
Profit (loss) before tax	1,637	1,739	(792)	2,584
Tax charge (credit) on:
Adjusted IFRS operating profit (loss) based on longer-term investment returns	308	301	(110)	499
Non-operating (loss) profit	(31)	(46)	4	(73)
Total actual tax charge (credit)	277	255	(106)	426
Actual tax rate on:
Adjusted IFRS operating profit based on longer-term investment returns	14%	16%	14%	15%
Profit before tax	17%	15%	13%	16%
* The full year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations (as described in note A2).

B4.3  Reconciliation of shareholder effective tax rate from continuing operations

In the reconciliation below, the expected tax rates reflect the corporation tax rates that are expected to apply to the taxable profit of the relevant business. Where there are profits of more than one jurisdiction, the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit contributing to the aggregate business result.

	2019			2018
	Half year		Half year		Full year
	£m	%	£m	%	£m	%
		note (i)	note (iv)	note (iv)	note (iv)	note (iv)
Profit before tax	896		1,599		2,584
Expected tax rate (ETR)	20%		22%		22%
Tax at the expected rate	179	20.0%	352	22.0%	568	22.0%

Effects of recurring tax reconciliation items and percentage impact on ETR:
Income not taxable or taxable at concessionary rates	(54)	(6.0)%	(19)	(1.2)%	(53)	(2.1)%
Deductions not allowable for tax purposes	23	2.6%	25	1.6%	52	2.0%
Items related to taxation of life insurance businessesnote (ii)	(138)	(15.4)%	(36)	(2.3)%	(96)	(3.7)%
Deferred tax adjustments	(9)	(1.0)%	(17)	(1.1)%	(41)	(1.6)%
Effect of results of joint ventures and associates	(27)	(3.0)%	(20)	(1.3)%	(61)	(2.4)%
Irrecoverable withholding taxes	21	2.3%	26	1.8%	47	1.8%
Other	4	0.4%	-	-	6	0.3%
Total	(180)	(20.1)%	(41)	(2.5)%	(146)	(5.7)%
Effects of non-recurring tax reconciliation items and percentage impact on ETR:
Adjustments to tax charge in relation to prior years	15	1.7%	7	0.4%	(3)	(0.1)%
Movements in provisions for open tax mattersnote (iii)	6	0.7%	8	0.5%	7	0.3%
Adjustments in relation to business disposals	(19)	(2.2)%	-	-	-	-
Total	2	0.2%	15	0.9%	4	0.2%

Total actual tax charge	1	0.1%	326	20.4%	426	16.5%

Notes
(i)     The main driver of the Group's effective tax rate is the relative mix of the profits between jurisdictions with higher tax rates (such as Indonesia and Malaysia), jurisdictions with lower tax rates (such as Hong Kong and Singapore) and jurisdictions with rates in between (such as the UK and the US). At half year 2019, the reduction in the effective tax rate is a result of the loss before tax in US operations.
(ii)    The £138 million reconciling item related to taxation of life insurance businesses for half year 2019 (half year 2018: £36 million; full year 2018: £96 million) mainly reflects £82 million in the Hong Kong business in relation to investment gains which are not subject to tax due to the taxable profit being computed as 5 per cent of net insurance premiums.
(iii)   The statement of financial position contains the following provisions in relation to open tax matters:

£m
At 31 December 2018	(149)
Movements in the current period included in tax charge attributable to shareholders	(6)
Other movements*	(1)
At 30 June 2019	(156)
* Other movements include interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax.

(iv)    The Group's UK and Europe operations are classified as held for distribution at 30 June 2019. The 2018 comparative results have been re-presented from those previously published accordingly (as described in note A2).

B5  Earnings per share

		Half year 2019
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
		£m	£m	£m	£m	pence	pence
	Note	B1.1	B4
Based on adjusted IFRS operating profit based on longer-term investment returns		2,024	(332)	(5)	1,687	65.3p	65.3p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,124)	314	-	(810)	(31.4)p	(31.4)p
Amortisation of acquisition accounting adjustments		(17)	3	-	(14)	(0.5)p	(0.5)p
Gain (loss) on disposal of businesses and corporate transactions		13	14	-	27	1.0p	1.0p
Based on profit for the period from continuing operations		896	(1)	(5)	890	34.4p	34.4p
Based on profit for the period from discontinued operations	D2.1	817	(172)	-	645	25.0p	25.0p
Based on profit for the period		1,713	(173)	(5)	1,535	59.4p	59.4p

		Half year 2018*
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
		£m	£m	£m	£m	pence	pence
	Note	B1.1	B4
Based on adjusted IFRS operating profit based on longer-term investment returns		1,669	(287)	(1)	1,381	53.7p	53.6p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	9	(51)	-	(42)	(1.6)p	(1.6)p
Amortisation of acquisition accounting adjustments		(22)	4	-	(18)	(0.7)p	(0.7)p
Gain (loss) on disposal of businesses and corporate transactions		(57)	8	-	(49)	(1.9)p	(1.9)p
Based on profit for the period from continuing operations		1,599	(326)	(1)	1,272	49.5p	49.4p
Based on profit for the period from discontinued operations	D2.1	101	(18)	-	83	3.2p	3.2p
Based on profit for the period		1,700	(344)	(1)	1,355	52.7p	52.6p

		Full year 2018*
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
		£m	£m	£m	£m	pence	pence
	Note	B1.1	B4
Based on adjusted IFRS operating profit based on longer-term investment returns		3,302	(499)	(3)	2,800	108.7p	108.6p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(592)	52	-	(540)	(21.0)p	(21.0)p
Amortisation of acquisition accounting adjustments		(46)	9	-	(37)	(1.4)p	(1.4)p
Gain (loss) on disposal of businesses and corporate transactions		(80)	12	-	(68)	(2.6)p	(2.6)p
Based on profit for the year from continuing operations		2,584	(426)	(3)	2,155	83.7p	83.6p
Based on profit for the year from discontinued operations	D2.1	1,051	(196)	-	855	33.2p	33.2p
Based on profit for the year		3,635	(622)	(3)	3,010	116.9p	116.8p
* The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations at 30 June 2019 (as described in note A2).

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

Weighted average number (in millions) of shares	2019	2018
for calculation of:	Half year	Half year	Full year
Basic earnings per share	2,583	2,573	2,575
Diluted earnings per share	2,584	2,574	2,576

B6  Dividends

	Half year 2019		Half year 2018		Full year 2018
	Pence per share	£m	Pence per share	£m	Pence per share	£m
Dividends relating to reporting period:
First interim ordinary dividend	16.45p	428	15.67p	406	15.67p	406
Second interim ordinary dividend	-	-	-	-	33.68p	873
Total	16.45p	428	15.67p	406	49.35p	1,279
Dividends paid in reporting period:
Current year first interim ordinary dividend	-	-	-	-	15.67p	404
Second interim ordinary dividend for prior year	33.68p	870	32.50p	840	32.50p	840
Total	33.68p	870	32.50p	840	48.17p	1,244

Dividend per share
The 2019 first interim dividend of 16.45 pence per ordinary share will be paid on 26 September 2019 in sterling to shareholders in the UK, and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on 26 September 2019. The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 13 August 2019. Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 3 October 2019. The exchange rate at which the dividend payable to the US Shareholders will be translated into US dollars will be determined by the depositary agent. The second interim dividend will be paid on or about 3 October 2019 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The exchange rate at which the dividend payable to the SG Shareholders will be translated from Hong Kong dollars into Singapore dollars, will be determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C    BALANCE SHEET NOTES

C1  Analysis of Group statement of financial position by segment

To explain the assets, liabilities and capital of the Group's businesses more comprehensively, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

		30 Jun 2019 £m							2018 £m
					Before elimination of intra-group debtors
					and creditors		Elimination
		Asia	US	Unallocated to a segment (central operations)	Total continuing operations	Discontinued UK and Europe operations	of intra- group debtors and creditors	Group Total	30 Jun Group Total	31 Dec Group Total
By operating segment	Note	C2.1	C2.2	note (i)		note (v)			note (v)	note (v)
Assets
Goodwill	C5.1	510	-	-	510	-	-	510	1,620	1,857
Deferred acquisition costs and other intangible assets	C5.2	3,624	8,990	45	12,659	-	-	12,659	11,359	11,923
Reinsurers' share of insurance contract liabilitiesnote (ii)		3,621	6,527	3	10,151	-	-	10,151	9,620	11,144
Other assetsnote (iii)		4,319	3,908	2,525	10,752	-	(3,491)	7,261	10,105	11,459
Investment properties		5	6	-	11	-	-	11	17,605	17,925
Investment in joint ventures and associates accounted for using the equity method		1,030	-	-	1,030	-	-	1,030	1,554	1,733
Financial investments		93,476	203,898	2,155	299,529	-	-	299,529	428,833	429,901
Assets held for distribution	D2.2	-	-	-	-	221,126	(2,802)	218,324	-	-
Assets held for sale		-	-	-	-	-	-	-	12,024	10,578
Cash and cash equivalents		2,222	1,184	1,802	5,208	-	-	5,208	8,450	12,125
Total assets		108,807	224,513	6,530	339,850	221,126	(6,293)	554,683	501,170	508,645

Total equity		7,656	6,752	(2,993)	11,415	8,280	-	19,695	15,890	17,267
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(i)	84,077	202,152	47	286,276	-	(1,108)	285,168	405,482	409,301
Unallocated surplus of with-profits funds	C4.1(i)	3,034	-	-	3,034	-	(90)	2,944	17,283	15,845
Core structural borrowings of shareholder-financed businesses	C6.1	-	196	7,245	7,441	-	-	7,441	6,367	7,664
Operational borrowings attributable to shareholder-financed businesses	C6.2(i)	137	800	727	1,664	-	-	1,664	1,618	998
Borrowings attributable to with-profits businesses	C6.2(ii)	238	-	-	238	-	-	238	3,589	3,940
Other liabilitiesnote (iv)		13,665	14,613	1,504	29,782	-	(3,636)	26,146	38,964	43,062
Liabilities held for distribution	D2.2	-	-	-	-	212,846	(1,459)	211,387	-	-
Liabilities held for sale		-	-	-	-	-	-	-	11,977	10,568
Total liabilities		101,151	217,761	9,523	328,435	212,846	(6,293)	534,988	485,280	491,378
Total equity and liabilities		108,807	224,513	6,530	339,850	221,126	(6,293)	554,683	501,170	508,645

Notes
(i)     Unallocated to a segment includes central operations, the Group's existing treasury company, Prudential Capital, and Africa operations as per note B1.3.
(ii)    Reinsurers' share of contract liabilities of £10,151 million at 30 June 2019 includes the reinsurance ceded in respect of the acquired REALIC business by the Group's US insurance operations. In addition to this REALIC reinsurance, the balances in 2018 also included the reinsurance of part of the UK shareholder-backed annuity portfolio.
(iii)   'Other assets' at 30 June 2019 included property, plant and equipment of £785 million relating to continuing operations (30 June 2018: £951 million, of which £363 million related to continuing operations; 31 December 2018: £1,409 million, of which £378 million related to continuing operations). On 1 January 2019, £414 million of right-of-use assets was recognised for continuing operations upon adoption of IFRS 16 (see note A3). During the period, the Group made additions of £82 million for continuing operations of which £66 million relates to right-of-use assets.
Contained within 'Other assets' is premiums receivable of £564 million, of which 91 per cent are due within one year (30 June 2018: premiums receivable for total continuing and discontinued operations of £595 million, of which 89 per cent are due within one year; 31 December 2018: premiums receivable for total continuing and discontinued operations of £672 million, of which 73 per cent are due within one year.
(iv)   Within 'Other liabilities' at 30 June 2019 is accruals, deferred income and other liabilities of £10,597 million for continuing operations (30 June 2018: £13,551 million for continuing and discontinued operations; 31 December 2018: £15,248 million for continuing and discontinued operations), of which £6,722 million (30 June 2018: £8,435 million; 31 December 2018: £9,968 million) are due within one year.
(v)   Assets and liabilities held for distribution relate to the Group's UK and Europe operations classified as discontinued operations at 30 June 2019. A line-by-line analysis of assets and liabilities for the discontinued UK and Europe operations (before elimination of intra-group balances with continuing operations) is included in note D2.2). The 2018 comparative results for the assets and liabilities at 30 June 2018 and 31 December 2018 are as published and not restated (as described in note A2).

C2  Analysis of segment statement of financial position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1  Asia

		30 Jun 2019 £m							2018 £m
			Total insurance
	Note	With -profits business*	Unit -linked assets and liabilities	Other business	Total	Asset- manage ment	Elimina- tions	Total	30 Jun Total	31 Dec Total
Assets
Goodwill		-	-	252	252	258	-	510	306	498
Deferred acquisition costs and other intangible assets		58	-	3,554	3,612	12	-	3,624	2,614	2,937
Reinsurers' share of insurance contract liabilities		83	-	3,538	3,621	-	-	3,621	2,258	2,777
Other assets		2,526	315	1,357	4,198	156	(35)	4,319	3,298	3,916
Investment properties		-	-	5	5	-	-	5	5	5
Investment in joint ventures and associates accounted for using the equity method		-	-	859	859	171	-	1,030	867	991
Financial investments		54,687	18,492	20,134	93,313	163	-	93,476	75,913	80,886
Cash and cash equivalents		534	400	1,179	2,113	109	-	2,222	2,177	2,189
Total assets		57,888	19,207	30,878	107,973	869	(35)	108,807	87,438	94,199

Total equity		-	-	7,077	7,077	579	-	7,656	5,741	6,428
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.2	48,041	17,594	18,442	84,077	-	-	84,077	66,821	73,216
Unallocated surplus of with-profits funds	C4.2	3,034	-	-	3,034	-	-	3,034	3,766	2,511
Operational borrowings attributable to shareholder-financed businesses		-	36	88	124	13	-	137	17	61
Borrowings attributable to with-profits businesses		238	-	-	238	-	-	238	32	19
Other liabilities		6,575	1,577	5,271	13,423	277	(35)	13,665	11,061	11,964
Total liabilities		57,888	19,207	23,801	100,896	290	(35)	101,151	81,697	87,771
Total equity and liabilities		57,888	19,207	30,878	107,973	869	(35)	108,807	87,438	94,199
* The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. 'Other business' includes assets and liabilities of other participating businesses and other non-linked shareholder-backed business.

		30 Jun 2019 £m						2018 £m
			Total insurance
	Note	Variable annuity separate account assets and liabilities	Fixed annuity, GICs and other business	Total	Asset manage- ment	Elimina- tions	Total	30 Jun Total	31 Dec Total
Assets
Goodwill		-	-	-	-	-	-	-	-
Deferred acquisition costs and other intangible assets		-	8,990	8,990	-	-	8,990	8,503	8,747
Reinsurers' share of insurance contract liabilities		-	6,527	6,527	-	-	6,527	6,436	6,662
Other assets		-	3,834	3,834	143	(69)	3,908	3,381	3,588
Investment properties		-	6	6	-	-	6	5	6
Financial investments		145,295	58,585	203,880	18	-	203,898	183,501	182,910
Cash and cash equivalents		-	1,130	1,130	54	-	1,184	1,174	3,005
Total assets		145,295	79,072	224,367	215	(69)	224,513	203,000	204,918

Total equity		-	6,702	6,702	50	-	6,752	5,100	5,624
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.3	145,295	56,857	202,152	-	-	202,152	185,150	185,600
Core structural borrowings of shareholder-financed businesses		-	196	196	-	-	196	189	196
Operational borrowings attributable to shareholder-financed businesses		-	767	767	33	-	800	262	328
Other liabilities		-	14,550	14,550	132	(69)	14,613	12,299	13,170
Total liabilities		145,295	72,370	217,665	165	(69)	217,761	197,900	199,294
Total equity and liabilities		145,295	79,072	224,367	215	(69)	224,513	203,000	204,918

C3  Assets and liabilities

C3.1  Group assets and liabilities - measurement

(a)   Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group's qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b)   Fair value measurement hierarchy of Group assets and liabilities
Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

The analysis of the fair value measurement hierarchy of the Group's assets and liabilities at 30 June 2019 below excludes the analysis for the Group's UK and Europe operations which are classified as held for distribution. A separate fair value measurement hierarchy analysis at 30 June 2019 for the UK and Europe is presented in note D2.2. In line with the IFRS requirements, the comparatives have not been re-presented for the assets and liabilities classified for held for distribution in the current period.

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for £44,178 million (30 June 2018: £35,860 million; 31 December 2018: £40,849 million) of debt securities in the US operations classified as available-for-sale. All assets and liabilities held at fair value are measured on a recurring basis. As of 30 June 2019, the Group does not have any financial instruments that are measured on a non-recurring basis.

Financial instruments at fair value

	30 Jun 2019 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type from continuing operations	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
With-profits
Loans	-	-	-	-
Equity securities and portfolio holdings in unit trusts	19,318	1,906	153	21,377
Debt securities	28,964	3,093	6	32,063
Other investments (including derivative assets)	107	81	-	188
Derivative liabilities	(34)	(11)	-	(45)
Total financial investments, net of derivative liabilities	48,355	5,069	159	53,583
Percentage of total (%)	90%	10%	0%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	159,462	230	-	159,692
Debt securities	2,840	763	-	3,603
Other investments (including derivative assets)	-	-	-	-
Derivative liabilities	(11)	(6)	-	(17)
Total financial investments, net of derivative liabilities	162,291	987	-	163,278
Percentage of total (%)	99%	1%	0%	100%
Non-linked shareholder-backed
Loans	-	-	2,799	2,799
Equity securities and portfolio holdings in unit trusts	2,580	4	17	2,601
Debt securities	16,726	47,283	-	64,009
Other investments (including derivative assets)	42	988	962	1,992
Derivative liabilities	(7)	(513)	(455)	(975)
Total financial investments, net of derivative liabilities	19,341	47,762	3,323	70,426
Percentage of total (%)	27%	68%	5%	100%

Group total analysis, including other financial liabilities held at fair value from continuing operations
Loans	-	-	2,799	2,799
Equity securities and portfolio holdings in unit trusts	181,360	2,140	170	183,670
Debt securities	48,530	51,139	6	99,675
Other investments (including derivative assets)	149	1,069	962	2,180
Derivative liabilities	(52)	(530)	(455)	(1,037)
Total financial investments, net of derivative liabilities	229,987	53,818	3,482	287,287
Investment contract liabilities without discretionary participation features held at fair value	-	(666)	-	(666)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,482)	-	-	(3,482)
Other financial liabilities held at fair value	-	(5)	(3,081)	(3,086)
Total financial instruments at fair value	226,505	53,147	401	280,053
Percentage of total (%)	81%	19%	0%	100%

	30 Jun 2018 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
With-profits
Loans	-	-	1,848	1,848
Equity securities and portfolio holdings in unit trusts	59,025	4,748	490	64,263
Debt securities	29,680	45,952	355	75,987
Other investments (including derivative assets)	76	3,185	3,866	7,127
Derivative liabilities	(40)	(1,003)	-	(1,043)
Total financial investments, net of derivative liabilities	88,741	52,882	6,559	148,182
Percentage of total (%)	60%	36%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	162,698	494	18	163,210
Debt securities	5,162	5,145	-	10,307
Other investments (including derivative assets)	3	4	7	14
Derivative liabilities	(9)	(4)	-	(13)
Total financial investments, net of derivative liabilities	167,854	5,639	25	173,518
Percentage of total (%)	97%	3%	0%	100%
Non-linked shareholder-backed
Loans	-	-	2,935	2,935
Equity securities and portfolio holdings in unit trusts	2,215	9	10	2,234
Debt securities	17,918	55,795	298	74,011
Other investments (including derivative assets)	34	1,403	909	2,346
Derivative liabilities	(1)	(1,692)	(400)	(2,093)
Total financial investments, net of derivative liabilities	20,166	55,515	3,752	79,433
Percentage of total (%)	25%	70%	5%	100%

Group total analysis, including other financial liabilities held at fair value
Loans	-	-	4,783	4,783
Equity securities and portfolio holdings in unit trusts	223,938	5,251	518	229,707
Debt securities	52,760	106,892	653	160,305
Other investments (including derivative assets)	113	4,592	4,782	9,487
Derivative liabilities	(50)	(2,699)	(400)	(3,149)
Total financial investments, net of derivative liabilities	276,761	114,036	10,336	401,133
Investment contract liabilities without discretionary participation features held at fair value	-	(16,713)	-	(16,713)
Borrowings attributable to with-profits businesses	-	-	(1,746)	(1,746)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,184)	(3,407)	(767)	(9,358)
Other financial liabilities held at fair value	-	-	(3,159)	(3,159)
Total financial instruments at fair value	271,577	93,916	4,664	370,157
Percentage of total (%)	74%	25%	1%	100%

Analysed as:
Total from continuing operations
With-profits	37,521	1,960	160	39,641
Unit-linked and variable annuity separate account	150,528	(253)	-	150,275
Non-linked shareholder-backed	15,956	38,070	403	54,429
	204,005	39,777	563	244,345
Percentage of total continuing operations (%)	84%	16%	0%	100%

Total from discontinued UK and Europe operations*	67,572	54,139	4,101	125,812
Percentage of total discontinued operations (%)	54%	43%	3%	100%
* Classified as discontinued operations at 30 June 2019 (as described in note A2).

	31 Dec 2018 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
With-profits
Loans	-	-	1,703	1,703
Equity securities and portfolio holdings in unit trusts	52,320	5,447	488	58,255
Debt securities	31,210	48,981	811	81,002
Other investments (including derivative assets)	143	3,263	4,325	7,731
Derivative liabilities	(85)	(1,231)	-	(1,316)
Total financial investments, net of derivative liabilities	83,588	56,460	7,327	147,375
Percentage of total (%)	57%	38%	5%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	152,987	505	9	153,501
Debt securities	4,766	9,727	-	14,493
Other investments (including derivative assets)	6	3	6	15
Derivative liabilities	(2)	(3)	-	(5)
Total financial investments, net of derivative liabilities	157,757	10,232	15	168,004
Percentage of total (%)	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	-	3,050	3,050
Equity securities and portfolio holdings in unit trusts	2,957	2	18	2,977
Debt securities	17,687	61,803	371	79,861
Other investments (including derivative assets)	61	1,258	941	2,260
Derivative liabilities	(2)	(1,760)	(423)	(2,185)
Total financial investments, net of derivative liabilities	20,703	61,303	3,957	85,963
Percentage of total (%)	24%	71%	5%	100%

Group total analysis, including other financial liabilities held at fair value
Loans	-	-	4,753	4,753
Equity securities and portfolio holdings in unit trusts	208,264	5,954	515	214,733
Debt securities	53,663	120,511	1,182	175,356
Other investments (including derivative assets)	210	4,524	5,272	10,006
Derivative liabilities	(89)	(2,994)	(423)	(3,506)
Total financial investments, net of derivative liabilities	262,048	127,995	11,299	401,342
Investment contract liabilities without discretionary participation features held at fair value	-	(16,054)	-	(16,054)
Borrowings attributable to with-profits businesses	-	-	(1,606)	(1,606)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(6,852)	(3,811)	(988)	(11,651)
Other financial liabilities held at fair value	-	(2)	(3,404)	(3,406)
Total financial instruments at fair value	255,196	108,128	5,301	368,625
Percentage of total (%)	70%	29%	1%	100%

Analysed as:
Total from continuing operations
With-profits	39,191	3,928	159	43,278
Unit-linked and variable annuity separate account	143,556	(64)	-	143,492
Non-linked shareholder-backed	16,549	43,948	266	60,763
	199,296	47,812	425	247,533
Percentage of total continuing operations (%)	81%	19%	0%	100%

Total from discontinued UK and Europe operations*	55,900	60,316	4,876	121,092
Percentage of total discontinued operations (%)	46%	50%	4%	100%
* Classified as discontinued operations at 30 June 2019 (as described in note A2).

Assets and liabilities at amortised cost and their fair value
The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value, excluding those held for distribution. Cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities are excluded from the analysis below, as these are carried at amortised cost, which approximates fair value.

	2019 £m			2018 £m
	30 Jun		30 Jun		31 Dec
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Loans	9,714	10,010	12,139	12,710	13,257	13,666
Liabilities
Investment contract liabilities without discretionary participation features	(3,132)	(3,140)	(3,001)	(3,003)	(3,168)	(3,157)
Core structural borrowings of shareholder-financed businesses	(7,441)	(8,052)	(6,367)	(6,518)	(7,664)	(7,847)
Operational borrowings (excluding lease liabilities) attributable to shareholder-financed businesses	(1,435)	(1,435)	(1,618)	(1,618)	(998)	(998)
Borrowings (excluding lease liabilities) attributable to the with-profits funds	(25)	(24)	(1,843)	(1,768)	(2,334)	(2,103)
Obligations under funding, securities lending and sale and repurchase agreements	(6,756)	(6,890)	(7,128)	(7,126)	(6,989)	(7,008)
Total financial instruments carried at amortised cost	(9,075)	(9,531)	(7,818)	(7,323)	(7,896)	(7,447)

Analysed as:
Total from continuing operations			(7,921)	(7,989)	(7,848)	(8,040)
Total from discontinued UK and Europe operations*			103	666	(48)	593
			(7,818)	(7,323)	(7,896)	(7,447)
* Classified as discontinued operations at 30 June 2019 (as described in note A2).

(c)   Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers.These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued assets and liabilities please refer to note C3.1 of the Group IFRS financial statements for the year ended 31 December 2018.

(d)   Fair value measurements for level 3 fair valued assets and liabilities
Reconciliation of movements in level 3 assets and liabilities measured at fair value
The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2019 to that presented at 30 June 2019.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

	Half year 2019 £m
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and portfolio holdings in unit trusts	Debt securities	Other investments (including derivative assets)	Derivative liabilities	Borrowings attributable to with -profits businesses	Net asset value attributable to unit holders of consolidated unit trusts and similar funds	Other financial liabilities	Total
At 1 January 2019	4,753	515	1,182	5,272	(423)	(1,606)	(988)	(3,404)	5,301
Reclassification to held for distribution	(1,970)	(345)	(1,177)	(4,333)	-	1,606	988	355	(4,876)
Total gains (losses) in income statement:
Net realised gains (losses)	91	-	5	(25)	-	-	-	(94)	(23)
Net unrealised gains (losses) on financial instruments held at the end of period	-	(2)	-	40	(15)	-	-	(14)	9
Total gains (losses) recorded in other comprehensive income	4	-	1	(5)	(17)	-	-	(11)	(28)
Purchases	-	2	-	127	-	-	-	-	129
Sales	-	-	(5)	(114)	-	-	-	-	(119)
Issues	26	-	-	-	-	-	-	(35)	(9)
Settlements	(105)	-	-	-	-	-	-	122	17
At 30 June 2019	2,799	170	6	962	(455)	-	-	(3,081)	401

	Half year 2018 £m
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and portfolio holdings in unit trusts	Debt securities	Other investments (including derivative assets)	Derivative liabilities	Borrowings attributable to with- profits businesses	Net asset value attributable to unit holders of consolidated unit trusts and similar funds	Other financial liabilities	Total
At 1 January 2018	4,837	371	654	4,424	(512)	(1,887)	(413)	(3,031)	4,443
Total gains (losses) in income statement:
Net realised gains (losses)	82	-	-	79	-	-	-	(82)	79
Net unrealised gains (losses) on financial instruments held at the end of period	(23)	43	(10)	109	57	(2)	38	(2)	210
Total gains (losses) recorded in other comprehensive income	65	(7)	-	46	-	-	-	(68)	36
Purchases	2	112	55	550	-	-	-	-	719
Sales	-	(1)	(46)	(426)	-	-	-	-	(473)
Issues	43	-	-	-	-	-	(414)	(79)	(450)
Settlements	(223)	-	-	-	-	143	22*	103	45
Transfers out of level 3	-	-	-	-	55	-	-	-	55
At 30 June 2018	4,783	518	653	4,782	(400)	(1,746)	(767)	(3,159)	4,664

				Full year 2018 £m
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and portfolio holdings in unit trusts	Debt securities	Other investments (including derivative assets)	Derivative liabilities	Borrowings attributable to with- profits businesses	Net asset value attributable to unit holders of consolidated unit trusts and similar funds	Other financial liabilities	Total
At 1 January 2018	4,837	371	654	4,424	(512)	(1,887)	(413)	(3,031)	4,443
Total gains (losses) in income statement:
Net realised gains (losses)	(7)	-	9	35	-	-	-	(1)	36
Net unrealised gains (losses) on financial instruments held at the end of the year	(71)	38	(16)	370	27	(23)	67	6	398
Total gains (losses) recorded in other comprehensive income	162	8	-	54	(1)	-	31	(170)	84
Purchases	62	125	666	1,202	-	-	-	-	2,055
Sales	(178)	(35)	(131)	(813)	-	-	-	-	(1,157)
Issues	279	-	-	-	-	-	(697)	(481)	(899)
Settlements	(331)	-	-	-	-	304	57	273	303
Transfers into level 3	-	8	-	-	-	-	-	-	8
Transfers out of level 3	-	-	-	-	63	-	(33)	-	30
At 31 December 2018	4,753	515	1,182	5,272	(423)	(1,606)	(988)	(3,404)	5,301
* Includes distributions to third-party investors by subsidiaries held by the UK with-profits funds for investment purposes. These distributions vary period to period depending on the maturity of the subsidiaries and the gains realised by those entities in the period.

Valuation approach for level 3 fair valued assets and liabilities
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation. For further detail on the valuation approach for level 3 fair valued assets and liabilities, please refer to note C3.1 of the Group's consolidated financial statements for the year ended 31 December 2018.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

At 30 June 2019, the Group held £401 million of net financial instruments at fair value within level 3. This represents less than 0.5 per cent of the total fair valued financial assets net of financial liabilities of the continuing operations.

Included within these net assets and liabilities are policy loans of £2,799 million at 30 June 2019 measured as the loan outstanding balance, plus accrued investment income, attached to acquired REALIC business and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,953 million at 30 June 2019 is also classified within level 3. The fair value of the liabilities is equal to the fair value of the underlying assets held as collateral, which primarily consist of policy loans and debt securities. The assets and liabilities broadly offset and therefore their movements have minimal impact on shareholders' profit and equity.

Excluding the loans and funds withheld liability under REALIC's reinsurance arrangements as described above, which amounted to a net liability of £154 million, the level 3 fair valued financial assets net of financial liabilities were a net asset of £555 million, which are all externally valued and comprise the following:
-      Other financial investments of £1,006 million consisting primarily of private equity limited partnerships held by Jackson, which are externally valued in accordance with International Private Equity and Venture Capital Association guidelines using management information available for these investments; and
-      Offset by net derivative liabilities of £451 million, which are valued externally using the discounted cash flow method in line with standard market practices but are subject to a further independent assessment against external counterparties' valuations.

Of the net asset of £555 million referred to above:
-      A net asset of £159 million is held by the Group's Asia participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments; and

-      A net asset of £396 million is held to support non-linked shareholder-backed business. All of these instruments are externally valued and are therefore inherently less subjective than internal valuations. If the value of all these Level 3 financial instruments decreased by 10 per cent, the change in valuation would be £40 million, which would reduce shareholders' equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted IFRS operating profit based on longer-term investment returns.

(e)   Transfers into and transfers out of levels
The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During half year 2019, the transfers between levels within the Group's portfolio, excluding those held by the Group's discontinued UK and Europe operations, were primarily transfers from level 1 to level 2 of £131 million and transfers from level 2 to level 1 of £618 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities. There were no transfers into and out of level 3 in the period.

C3.2  Debt securities

This note provides analysis of the Group's debt securities, including asset-backed securities and sovereign debt securities.

With the exception of certain debt securities for US insurance operations classified as 'available-for-sale' under IAS 39 as disclosed in notes C3.2 (b) to (d) below, the Group's debt securities are carried at fair value through profit or loss.

The analysis of the Group's debt securities at 30 June 2019 below excludes those of the Group's UK and Europe operations which are classified as held for distribution. In line with IFRS requirements, the comparatives have not been re-presented for the assets and liabilities classified for held for distribution in the current period. An analysis of the credit ratings of the debt securities held by the UK and Europe operations at 30 June 2019 is provided in note D2.2.

(a)   Credit rating
Debt securities are analysed below according to external credit ratings issued, with equivalent ratings issued by different ratings agencies grouped together. Standard & Poor's ratings have been used where available, if this isn't the case Moody's and then Fitch have been used as alternatives. For the US, NAIC ratings have also been used where relevant (as shown in 'Other' in the tables below). In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

	30 Jun 2019 £m
						Other
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	(including NAIC rated)	Total
Asia
With-profits	3,131	14,977	4,688	4,621	2,016	2,630	32,063
Unit-linked	405	196	458	1,502	378	664	3,603
Non-linked shareholder-backed	1,072	4,155	4,458	3,287	2,493	1,371	16,836
Asset management	12	-	37	-	-	-	49
US
Non-linked shareholder-backed	1,189	7,984	11,527	15,068	1,579	7,917	45,264
Other operations	510	1,144	129	20	50	7	1,860
Total debt securities	6,319	28,456	21,297	24,498	6,516	12,589	99,675

	30 Jun 2018 £m
						Other
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	(including NAIC rated)	Total
Asia
With-profits	2,496	11,425	3,983	3,351	1,768	1,900	24,923
Unit-linked	726	147	489	1,326	441	642	3,771
Non-linked shareholder-backed	948	3,138	3,234	3,063	2,040	1,099	13,522
Asset management	12	-	28	-	-	-	40
US
Non-linked shareholder-backed	442	6,338	9,439	13,148	1,035	5,713	36,115
Other operations	673	1,237	177	39	45	19	2,190
Total continuing operations	5,297	22,285	17,350	20,927	5,329	9,373	80,561
Total discontinued UK and Europe operations*	10,722	17,118	18,438	16,488	3,788	13,190	79,744
Total debt securities	16,019	39,403	35,788	37,415	9,117	22,563	160,305

	31 Dec 2018 £m
						Other
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	(including NAIC rated)	Total
Asia
With-profits	2,873	12,379	4,142	3,760	1,747	2,303	27,204
Unit-linked	817	100	492	1,431	426	715	3,981
Non-linked shareholder-backed	1,034	3,552	3,717	2,934	2,202	1,144	14,583
Asset management	11	-	60	-	-	-	71
US
Non-linked shareholder-backed	678	7,383	10,286	14,657	1,429	7,161	41,594
Other operations	619	1,089	151	41	49	18	1,967
Total continuing operations	6,032	24,503	18,848	22,823	5,853	11,341	89,400
Total discontinued UK and Europe operations*	10,938	18,204	18,645	19,728	3,444	14,997	85,956
Total debt securities	16,970	42,707	37,493	42,551	9,297	26,338	175,356
* Classified as discontinued operations at 30 June 2019 (as described in note A2).

Securities for continuing operations with credit ratings classified as 'Other' can be further analysed as follows. Refer to note D2.2 for details on securities with ratings classified as 'Other' for discontinued operations.

			2019 £m	2018 £m
Asia			30 Jun	30 Jun	31 Dec
Government bonds			37	23	36
Corporate bonds - rated as investment grade by local external ratings agencies			1,215	1,006	978
Other			119	70	130
Total Asia non-linked shareholder-backed other debt securities			1,371	1,099	1,144

	2019 £m			2018 £m
US	Mortgage -backed securities	Other securities	30 Jun	30 Jun	31 Dec
Implicit ratings of other US debt securities based on NAIC* valuations (see below)
NAIC 1	2,184	3,337	5,521	3,903	5,006
NAIC 2	-	2,357	2,357	1,781	2,118
NAIC 3-6	3	36	39	29	37
Total US other debt securities†	2,187	5,730	7,917	5,713	7,161
* The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
†   Mortgage-backed securities totalling £2,003 million at 30 June 2019 have credit ratings issued by Standard & Poor's of BBB- or above and hence are designated as investment grade. Other securities totalling £5,694 million at 30 June 2019 with NAIC ratings 1 or 2 are also designated as investment grade.

The credit ratings, information or data contained in this report which are attributed and specifically provided by S&P, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability an investment or security and should not be relied on as investment advice.

(b)   Additional analysis of US insurance operations debt securities

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
Corporate and government security and commercial loans:
Government	6,094	4,737	5,465
Publicly traded and SEC Rule 144A securities*	27,419	23,346	26,196
Non-SEC Rule 144A securities	7,293	4,659	6,329
Asset backed securities (see note (e))	4,458	3,373	3,604
Total US debt securities†	45,264	36,115	41,594
* A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
†  Debt securities for US operations included in the statement of financial position comprise:

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
Available-for-sale	44,178	35,860	40,849
Fair value through profit and loss	1,086	255	745
	45,264	36,115	41,594

Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

(c)    Movements in unrealised gains and losses on Jackson available-for-sale securities
The movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised loss of £414 million to a net unrealised gain of £2,247 million as analysed in the table below.

	30 Jun 2019 £m	Foreign exchange translation†	Changes in unrealised appreciation	31 Dec 2018 £m
		Reflected as part of movement in other comprehensive income
Assets fair valued at below book value
Book value*	2,339			25,330
Unrealised gain (loss)	(49)	14	862	(925)
Fair value (as included in statement of financial position)	2,290			24,405
Assets fair valued at or above book value
Book value*	39,592			15,933
Unrealised gain (loss)	2,296	30	1,755	511
Fair value (as included in statement of financial position)	41,888			16,444
Total
Book value*	41,931			41,263
Net unrealised gain (loss)	2,247	44	2,617	(414)
Fair value (as included in the footnote above in the overview table and the statement of financial position)	44,178			40,849
*  Book value represents cost/amortised cost of the debt securities.
†  Translated at the average rate of US$1.2939: £1.00.

(d)   US debt securities classified as available-for-sale in an unrealised loss position
(i)    Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2019 £m		30 Jun 2018 £m		31 Dec 2018 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	2,221	(32)	22,187	(729)	23,662	(809)
Between 80% and 90%	38	(5)	195	(29)	707	(104)
Below 80%	31	(12)	15	(4)	36	(12)
Total	2,290	(49)	22,397	(762)	24,405	(925)

(ii)   Unrealised losses by maturity of security

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
1 year to 5 years	(2)	(65)	(72)
5 years to 10 years	(10)	(348)	(436)
More than 10 years	(19)	(297)	(372)
Mortgage-backed and other debt securities	(18)	(52)	(45)
Total	(49)	(762)	(925)

(iii)  Age analysis of unrealised losses for the periods indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2019 £m			30 Jun 2018 £m			31 Dec 2018 £m
Age analysis	Non- investment grade	Investment grade*	Total	Non- investment grade	Investment grade*	Total	Non- investment grade	Investment grade*	Total
Less than 6 months	(1)	(4)	(5)	(14)	(418)	(432)	(20)	(141)	(161)
6 months to 1 year	(1)	(13)	(14)	(7)	(148)	(155)	(22)	(440)	(462)
1 year to 2 years	(1)	(9)	(10)	(1)	(148)	(149)	(10)	(142)	(152)
2 years to 3 years	-	(10)	(10)	-	(1)	(1)	-	(123)	(123)
More than 3 years	-	(10)	(10)	(1)	(24)	(25)	(2)	(25)	(27)
	(3)	(46)	(49)	(23)	(739)	(762)	(54)	(871)	(925)
* For Standard and Poor, Moody's and Fitch rated debt securities, those with ratings range from AAA to BBB- are designated as investment grade. For NAIC rated debt securities, those with ratings 1 or 2 are designated as investment grade.

Further, the following table shows the age analysis of the securities whose fair values were below 80 per cent of the book value:

	30 Jun 2019 £m		30 Jun 2018 £m		31 Dec 2018 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	26	(10)	13	(3)	32	(10)
3 months to 6 months	5	(2)	-	-	2	(1)
More than 6 months	-	-	2	(1)	2	(1)
	31	(12)	15	(4)	36	(12)

(e)   Asset-backed securities
The Group's holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 30 June 2019 are as follows:

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
Asia operations:note (i)
Shareholder-backed business	126	97	121
With-profits business	256	192	235
US operationsnote (ii)	4,458	3,373	3,604
Other operationsnote (iii)	315	507	445
Total for continuing operations	5,155	4,169	4,405
Total for discontinued UK and Europe operations*		6,374	6,676
Group total		10,543	11,081
* Classified as discontinued operations at 30 June 2019 (as described in note A2).

Notes
(i)     The Asia operations' exposure to asset-backed securities for the shareholder-backed business and with-profits business at 30 June 2019, is 100 per cent (30 June 2018: 100 per cent; 31 December 2018: 99.8 per cent) investment grade.
(ii)    US operations' exposure to asset-backed securities comprises:

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
RMBS
Sub-prime (30 Jun 2019: 2% AAA, 5% AA, 2% A)	88	105	96
Alt-A (30 Jun 2019: 17% AAA, 34% A)	101	117	105
Prime including agency (2019: 39% AAA, 45% AA, 7% A)	579	425	441
CMBS (30 Jun 2019: 78% AAA, 16% AA, 3% A)	2,266	1,638	1,945
CDO funds (30 Jun 2019: 37% AAA, 33% AA, 30% A), including £nil exposure to sub-prime	353	11	13
Other ABS (30 Jun 2019: 15% AAA, 16% AA, 52% A), including £59 million exposure to sub-prime	1,071	1,077	1,004
Total (30 Jun 2019: 52% AAA, 21% AA, 18% A)	4,458	3,373	3,604

(iii)   Other operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £315 million held at 30 June 2019, 100 per cent (30 June 2018: 99 per cent; 31 December 2018: 99 per cent) are graded AAA.

(f)    Group sovereign debt and bank debt exposure
The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2019 are analysed as follows:

Exposure to sovereign debts

	30 Jun 2019 £m		30 Jun 2018 £m		31 Dec 2018 £m
	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds
Total Eurozone	-	-	799	429	378	440
United Kingdom	988	-	3,482	3,130	3,226	3,013
United States*	6,410	12,925	5,243	10,519	5,647	11,858
Indonesia	295	-	262	-	282	-
Singapore	132	1,719	128	1,278	164	1,658
Thailand	1,106	-	965	-	921	-
Vietnam	1,186	-	1,794	-	1,871	-
Other Asia	1,925	944	1,651	730	1,779	866
Other	98	25	123	306	125	221
Total	12,140	15,613	14,447	16,392	14,393	18,056

Analysed as:
Total from continuing operations			11,180	11,824	11,658	13,144
Total from discontinued UK and Europe operations†			3,267	4,568	2,735	4,912
			14,447	16,392	14,393	18,056
* The exposure to the United States sovereign debt comprises holdings of the US and Asia insurance operations.
† Classified as discontinued operations at 30 June 2019 (as described in note A2).

Exposure to bank debt securities

	30 Jun 2019 £m					2018 £m
	Senior debt	Subordinated debt				30 Jun	31 Dec
Shareholder-backed business	Total	Tier 1	Tier 2	Total	Group total	Group total	Group total
Italy	-	-	-	-	-	-	-
Spain	70	-	-	-	70	78	106
France	142	-	9	9	151	81	156
Germany	30	-	12	12	42	119	125
Netherlands	56	-	3	3	59	51	73
Other Eurozone	-	-	-	-	-	15	17
Total Eurozone	298	-	24	24	322	344	477
United Kingdom	598	8	95	103	701	1,289	1,346
United States	2,354	1	31	32	2,386	2,495	2,667
Asia	248	114	312	426	674	572	592
Other	470	-	75	75	545	639	645
Total	3,968	123	537	660	4,628	5,339	5,727

Analysed as:
Total from continuing operations						4,172	4,640
Total from discontinued UK and Europe operations*						1,167	1,087
						5,339	5,727

With-profits funds
Italy	-	-	-	-	-	38	38
Spain	2	-	-	-	2	21	17
France	7	-	27	27	34	318	352
Germany	-	-	47	47	47	207	229
Netherlands	8	-	10	10	18	227	266
Other Eurozone	-	-	-	-	-	27	74
Total Eurozone	17	-	84	84	101	838	976
United Kingdom	31	2	82	84	115	2,032	2,194
United States	16	1	3	4	20	2,533	2,730
Asia	279	363	299	662	941	906	1,015
Other	59	-	142	142	201	1,882	1,810
Total	402	366	610	976	1,378	8,191	8,725

Analysed as:
Total from continuing operations						1,264	1,287
Total from discontinued UK and Europe operations*						6,927	7,438
						8,191	8,725
* Classified as discontinued operations at 30 June 2019 (as described in note A2).

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group's joint venture operations.

C3.3  Loans portfolio

(a)   Overview of loans portfolio
Loans are principally accounted for at amortised cost, net of impairment except for certain policy loans of the US insurance operations that are held to back liabilities for funds withheld under reinsurance arrangements and are also accounted on a fair value basis.

The analysis of the Group's loan portfolio at 30 June 2019 below excludes those of the Group's UK and Europe operations which are classified as held for distribution. An analysis of the loan portfolio held by the UK and Europe operations at 30 June 2019 is provided in note D2.2. In line with IFRS requirements, the comparatives have not been re-presented for the assets and liabilities classified for held for distribution in the current period.

The amounts included in the statement of financial position are analysed as follows:

	30 Jun 2019 £m					30 Jun 2018 £m			31 Dec 2018 £m
	Mortgage loans	Policy loans	Other loans	Total	Mortgage loans	Policy loans	Other loans	Total	Mortgage loans	Policy loans	Other loans	Total
	note (i)	note (ii)			note (i)	note (ii)			note (i)	note (ii)
Asia
With-profits	-	783	63	846	-	652	105	757	-	727	65	792
Non-linked shareholder-backed	140	233	15	388	170	217	193	580	156	226	203	585
US
Non-linked shareholder-backed	7,587	3,686	-	11,273	6,292	3,523	-	9,815	7,385	3,681	-	11,066
Other operations	-	-	6	6	-	-	106	106	-	-	-	-
Total continuing operations	7,727	4,702	84	12,513	6,462	4,392	404	11,258	7,541	4,634	268	12,443
Total discontinued UK and Europe operationsnote (iii)					3,953	4	1,707	5,664	4,116	3	1,448	5,567
Total loans securities					10,415	4,396	2,111	16,922	11,657	4,637	1,716	18,010

Notes
(i)       All mortgage loans are secured by properties.
(ii)      In the US, £2,799 million of policy loans held at 30 June 2019 (30 June 2018: £2,638 million; 31 December 2018: £2,783 million) are backing liabilities for funds withheld under reinsurance arrangements and are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.
(iii)   The amounts held by the UK and Europe operations were transferred to assets held for distribution at 30 June 2019 (see note D2.2).

(b)   Additional information on US mortgage loans
In the US, mortgage loans are all commercial mortgage loans that are secured by the following property types: industrial, multi-family residential, suburban office, retail or hotel. The average loan size is £14.7 million (30 June 2018: £13.3 million; 31 December 2018: £14.0 million). Theportfolio has a current estimated average loan to value of 53 per cent (30 June 2018: 55 per cent; 31 December 2018: 53 per cent).

Jackson had no mortgage loans where the contractual terms of the agreements had been restructured for all periods shown.

C4  Policyholder liabilities and unallocated surplus
The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group's statement of financial position.

The analysis below excludes the movement for UK and Europe operations which are classified as held for distribution as at 30 June 2019. The balances of the discontinued UK and Europe operations are removed from the opening balance. An analysis of the movement in policyholder liabilities and unallocated surplus of with-profits funds held by the UK and Europe operations at 30 June 2019 is provided in note D2.2.

C4.1  Group overview
(i)    Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Half year 2019 £m
	Asia	US	UK and Europe	Total
	note C4.2	note C4.3	note D2.2
At 1 January 2019	82,763	185,600	164,889	433,252
Comprising:
- Policyholder liabilities on the consolidated statement of financial position
(excludes £39 million classified as unallocated to a segment)note (a)	72,107	185,600	151,555	409,262
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,511	-	13,334	15,845
- Group's share of policyholder liabilities of joint ventures and associatenote(b)	8,145	-	-	8,145

Reclassification of UK and Europe liabilities as held for distribution	-	-	(164,889)	(164,889)
Net flows:
Premiums	7,574	7,060	-	14,634
Surrenders	(1,531)	(6,398)	-	(7,929)
Maturities/deaths	(989)	(1,348)	-	(2,337)
Net flows	5,054	(686)	-	4,368
Shareholders' transfers post tax	(38)	-	-	(38)
Investment-related items and other movements	6,142	16,838	-	22,980
Foreign exchange translation differences	676	400	-	1,076
At 30 June 2019	94,597	202,152	-	296,749
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	82,969	202,152	-	285,121
(excludes £47 million classified as unallocated to a segment)note (a)
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,944	-	-	2,944
- Group's share of policyholder liabilities of joint ventures and associatenote (b)	8,684	-	-	8,684

	Half year 2018 £m
	Asia	US	UK and Europe	Total
	note C4.2	note C4.3	note D2.2
At 1 January 2018	73,839	180,724	181,066	435,629
Comprising:
- Policyholder liabilities on the consolidated statement of financial position
(excludes £32 million classified as unallocated to a segment)	62,898	180,724	167,589	411,211
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	-	13,477	16,951
- Group's share of policyholder liabilities of joint ventures and associatenote (b)	7,467	-	-	7,467

Reclassification of reinsured UK annuity contracts as held for sale	-	-	(12,002)	(12,002)
Net flows:
Premiums	6,247	7,111	6,964	20,322
Surrenders	(1,547)	(5,953)	(3,446)	(10,946)
Maturities/deaths	(838)	(1,076)	(3,499)	(5,413)
Net flows	3,862	82	19	3,963
Shareholders' transfers post tax	(27)	-	(127)	(154)
Investment-related items and other movements	(1,349)	(103)	(801)	(2,253)
Foreign exchange translation differences	690	4,447	17	5,154
At 30 June 2018	77,015	185,150	168,172	430,337
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	65,640	185,150	154,655	405,445
(excludes £37 million classified as unallocated to a segment)note (a)
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,766	-	13,517	17,283
- Group's share of policyholder liabilities of joint ventures and associatenote (b)	7,609	-	-	7,609
Average policyholder liability balancesnote (c)
Half year 2019	85,953	193,876	-	279,829
Half year 2018	71,807	182,937	161,122	415,866

Notes
(a)   The policyholder liabilities of the Asia insurance operations at 30 June 2019 of £82,969 million (30 June 2018: £65,640 million; 31 December 2018: £72,107 million) are after deducting the intra-group reinsurance liabilities ceded by the UK and Europe insurance operations of £1,108 million (30 June 2018: £1,181 million; 31 December 2018: £1,109 million) to the Hong Kong with-profits business. Including this amount, total Asia policyholder liabilities are £84,077 million (30 June 2018: £66,821 million; 31 December 2018: £73,216 million).
(b)   The Group's investment in joint ventures and associate are accounted for on an equity method basis in the Group's statement of financial position. The Group's share of the policyholder liabilities as shown above relates to life businesses in China, India and of the Takaful business in Malaysia.
(c)   Averages have been based on opening and closing balances, adjusted for acquisitions, disposals and corporate transactions arising in the period, and exclude unallocated surplus of with-profits funds.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period but exclude liabilities that have not been allocated to a reporting segment. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges. Claims (surrenders, maturities and deaths) represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)   Analysis of movements in policyholder liabilities for shareholder-backed business

	Half year 2019 £m
	Asia	US	UK and Europe	Total
At 1 January 2019	40,597	185,600	40,760	266,957
Reclassification of UK and Europe liabilities as held for distribution	-	-	(40,760)	(40,760)
Net flows:
Premiums	3,923	7,060	-	10,983
Surrenders	(1,324)	(6,398)	-	(7,722)
Maturities/deaths	(439)	(1,348)	-	(1,787)
Net flowsnote	2,160	(686)	-	1,474
Investment-related items and other movements	1,623	16,838	-	18,461
Foreign exchange translation differences	340	400	-	740
At 30 June 2019	44,720	202,152	-	246,872

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	36,036	202,152	-	238,188
(excludes £47 million classified as unallocated to a segment)
- Group's share of policyholder liabilities relating to joint ventures and associate	8,684	-	-	8,684

	Half year 2018 £m
	Asia	US	UK and Europe	Total
At 1 January 2018	37,402	180,724	56,367	274,493
Reclassification of reinsured UK annuity contracts as held for sale	-	-	(12,002)	(12,002)
Net flows:
Premiums	3,266	7,111	681	11,058
Surrenders	(1,383)	(5,953)	(1,200)	(8,536)
Maturities/deaths	(420)	(1,076)	(1,294)	(2,790)
Net flowsnote	1,463	82	(1,813)	(268)
Investment-related items and other movements	(718)	(103)	(236)	(1,057)
Foreign exchange translation differences	1	4,447	-	4,448
At 30 June 2018	38,148	185,150	42,316	265,614

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	30,539	185,150	42,316	258,005
(excludes £37 million classified as unallocated to a segment)
- Group's share of policyholder liabilities relating to joint ventures and associate	7,609	-	-	7,609

Note
Including net flows of the Group's insurance joint ventures and associate.

(iii)  Movement in insurance contract liabilities and unallocated surplus of with-profits funds
Further analysis of the movement in the period of the Group's gross contract liabilities, reinsurer's share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associate) is provided below:

	Contract liabilities	Reinsurer's share of insurance contract liabilities	Unallocated surplus of with-profits funds
	£m	£m	£m
At 1 January 2019	409,301	(11,144)	15,845
Removal of opening balances relating to the discontinued UK and Europe insurance operationsnote (a)	(151,555)	1,703	(13,334)
Income and expense included in the income statement	26,274	(680)	506
Other movementsnote (b)	41	-	(90)
Foreign exchange translation differences	1,107	(30)	17
At 30 June 2019	285,168	(10,151)	2,944

Notes
(a)   The balances of the discontinued UK and Europe operations are removed from the opening balances to show the underlying movement from continuing operations (as described in note A2). The £1,703 million of reinsurer's share of insurance contract liabilities in the table above excluded the intra-group reinsurance assets of £1,109 million for the with-profits business ceded to the Asia insurance operations, which were eliminated on consolidation at 1 January 2019. An analysis of the movement in policyholder liabilities and unallocated surplus of with-profits funds held by the UK and Europe operations at 30 June 2019 is provided in note D2.2.
(b)   Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the statement of financial position in accordance with IAS 39.

The total charge for benefit and claims shown in the income statement from continuing operations comprises the amounts shown as 'income and expense included in the income statement' in the table above together with claims paid of £11,037 million in the period net of amounts attributable to reinsurers of £(466) million.

C4.2  Asia insurance operations

	Half year 2019 £m
	With-profits business	Unit-linked liabilities	Other business	Total
At 1 January 2019	42,166	20,182	20,415	82,763
Comprising:
- Policyholder liabilities on the consolidated statement of financial positionnote (v)	39,655	16,368	16,084	72,107
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,511	-	-	2,511
- Group's share of policyholder liabilities relating to joint ventures and associatenote (i)	-	3,814	4,331	8,145
Premiums:
New business	594	775	912	2,281
In-force	3,057	932	1,304	5,293
	3,651	1,707	2,216	7,574
Surrendersnote (ii)	(207)	(1,070)	(254)	(1,531)
Maturities/deaths	(550)	(69)	(370)	(989)
Net flows	2,894	568	1,592	5,054
Shareholders' transfers post tax	(38)	-	-	(38)
Investment-related items and other movements note (iii)	4,519	582	1,041	6,142
Foreign exchange translation differencesnote (iv)	336	172	168	676
At 30 June 2019	49,877	21,504	23,216	94,597
Comprising:
- Policyholder liabilities on the consolidated statement of financial positionnote (v)	46,933	17,594	18,442	82,969
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,944	-	-	2,944
- Group's share of policyholder liabilities relating to joint ventures and associatenote (i)	-	3,910	4,774	8,684

	Half year 2018 £m
	With-profits business	Unit-linked liabilities	Other business	Total
At 1 January 2018	36,437	20,027	17,375	73,839
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	32,963	16,263	13,672	62,898
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	-	-	3,474
- Group's share of policyholder liabilities relating to joint ventures and associatenote (i)	-	3,764	3,703	7,467
Premiums:
New business	432	870	435	1,737
In-force	2,549	841	1,120	4,510
	2,981	1,711	1,555	6,247
Surrendersnote (ii)	(164)	(1,071)	(312)	(1,547)
Maturities/deaths	(418)	(93)	(327)	(838)
Net flows	2,399	547	916	3,862
Shareholders' transfers post tax	(27)	-	-	(27)
Investment-related items and other movementsnote (iii)	(631)	(652)	(66)	(1,349)
Foreign exchange translation differencesnote (iv)	689	(142)	143	690
At 30 June 2018	38,867	19,780	18,368	77,015
Comprising:
- Policyholder liabilities on the consolidated statement of financial positionnote (v)	35,101	16,094	14,445	65,640
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,766	-	-	3,766
- Group's share of policyholder liabilities relating to joint ventures and associatenote (i)	-	3,686	3,923	7,609
Average policyholder liability balancesnote (vi)
Half year 2019	43,294	20,843	21,816	85,953
Half year 2018	34,032	19,903	17,872	71,807

Notes
(i)     The Group's investment in joint ventures and associate are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the life business in China, India and of the Takaful business in Malaysia.
(ii)    The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 3.3 per cent in the first half of 2019 (half year 2018: 3.7 per cent).
(iii)   Investment-related items and other movements in the first half of 2019 primarily represent equity market gains from the with-profits business and falls in bond yields during the period in a number of business units.
(iv)   Movements in the period have been translated at the average exchange rates for the period ended 30 June 2019. The closing balance has been translated at the closing spot rates as at 30 June 2019. Differences upon retranslation are included in foreign exchange translation differences.
(v)   The policyholder liabilities at 30 June 2019 is after deducting the intra-group reinsurance liabilities ceded by the UK and Europe insurance operations of £1,108 million (30 June 2018: £1,181 million; 31 December 2018: £1,109 million) for the with-profits business. Including this amount the Asia total policyholder liabilities are £84,077 million (30 June 2018: £66,821 million; 31 December 2018: £73,216 million).
(vi)   Averages have been based on opening and closing balances, adjusted for any acquisitions, disposals and corporate transactions arising in the period, and exclude unallocated surplus of with-profits funds.

C4.3  US insurance operations

	Half year 2019 £m
	Variable annuity separate account liabilities	Fixed annuity, GICs and other business	Total
At 1 January 2019	128,220	57,380	185,600
Premiums	4,661	2,399	7,060
Surrenders	(4,643)	(1,755)	(6,398)
Maturities/deaths	(604)	(744)	(1,348)
Net flowsnote (ii)	(586)	(100)	(686)
Transfers from general to separate account	492	(492)	-
Investment-related items and other movementsnote (iii)	16,800	38	16,838
Foreign exchange translation differencesnote (i)	369	31	400
At 30 June 2019	145,295	56,857	202,152

	Half year 2018 £m
	Variable annuity separate account liabilities	Fixed annuity, GICs and other business	Total
At 1 January 2018	130,528	50,196	180,724
Premiums	5,528	1,583	7,111
Surrenders	(4,225)	(1,728)	(5,953)
Maturities/deaths	(540)	(536)	(1,076)
Net flowsnote (ii)	763	(681)	82
Transfers from general to separate account	387	(387)	-
Investment-related items and other movements	582	(685)	(103)
Foreign exchange translation differencesnote (i)	3,286	1,161	4,447
At 30 June 2018	135,546	49,604	185,150
Average policyholder liability balancesnote (iv)
Half year 2019	136,757	57,119	193,876
Half year 2018	133,037	49,900	182,937

Notes
(i)     Movements in the period have been translated at an average rate of US$1.29: £1.00 (30 June 2018: US$1.38: £1.00; 31 December 2018: US$1.34: £1.00). The closing balances have been translated at closing rate of US$1.27: £1.00 (30 June 2018: US$1.32: £1.00; 31 December 2018: US$1.27: £1.00). Differences upon retranslation are included in foreign exchange translation differences.
(ii)    Net outflows in the first half of 2019 were £686 million (first half of 2018 inflows: £82 million) with net outflows from the variable annuity business following lower sales in the period offset by higher sales of other business in line with the intention to diversify the US product mix. The net outflow for other business in half year 2019 included annuity payments relating to the John Hancock business which was acquired in the fourth quarter of 2018.
(iii)   Positive investment-related items and other movements in variable annuity separate account liabilities of £16,800 million for the first half of 2019 represent positive separate account return mainly following the increase in the US equity market in the period.
(iv)   Averages have been based on opening and closing balances.

C5  Intangible assets

The analysis of intangible assets below excludes the UK and Europe operations which are classified as held for distribution as at 30 June 2019. In line with IFRS requirements, the comparatives have not been re-presented. For the analysis of movements during the period, the balances of the discontinued UK and Europe operations are removed from the opening balance.

C5.1  Goodwill

Goodwill shown on the statement of financial position at 30 June 2019 is wholly attributable to shareholders and represents amounts allocated to entities in Asia in respect of both acquired asset management and life businesses.

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
Carrying value at beginning of period	1,857	1,482	1,482
Reclassification to held for distributionnote D2.2	(1,359)	-	-
Additions in the period	-	149	376
Disposals/reclassifications to held for sale	-	(10)	(10)
Exchange differences	12	(1)	9
Carrying value at end of period	510	1,620	1,857

C5.2  Deferred acquisition costs and other intangible assets

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
Deferred acquisition costs and other intangible assets attributable to shareholders:
From continuing operations	12,601	11,112	11,672
From discontinued operations*	-	98	112
Total	12,601	11,210	11,784
Other intangible assets, including computer software, attributable to with-profits funds:
From continuing operations	58	48	56
From discontinued operations*	-	101	83
Total	58	149	139
Total of deferred acquisition costs and other intangible assets	12,659	11,359	11,923
* Classified as discontinued operations at 30 June 2019 (as described in note A2).

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	10,326	9,596	10,017
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	27	61	78
Deferred acquisition costs related to insurance and investment contracts	10,353	9,657	10,095
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	31	35	34
Distribution rights and other intangibles	2,217	1,518	1,655
Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders	2,248	1,553	1,689
Total of deferred acquisition costs and other intangible assetsnote (a)	12,601	11,210	11,784
Notes
(a)   Total deferred acquisition costs and other intangible assets can be further analysed by business operations as follows:

	2019 £m							2018 £m
	Deferred acquisition costs
	Asia insurance	US insurance*	UK and Europe insurance	All asset management	PVIF and other intangibles†	30 Jun Total	30 Jun Total	31 Dec Total
Balance at 1 January:	1,264	8,727	86	18	1,689	11,784	10,866	10,866
Reclassification to held for distribution	-	-	(86)	(18)	(8)	(112)	-	-
Additions‡	198	285	-	-	652	1,135	511	1,248
Amortisation to the income statement:note (c)
Adjusted IFRS operating profit based on longer-term investment returns	(91)	(94)	-	-	(102)	(287)	(447)	(1,024)
Non-operating profit	-	476	-	-	-	476	(199)	(118)
	(91)	382	-	-	(102)	189	(646)	(1,142)
Disposals and transfers	-	-	-	-	(5)	(5)	(11)	(14)
Exchange differences and other movements	12	8	-	-	22	42	218	580
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income	-	(432)	-	-	-	(432)	272	246
Balance at 30 June	1,383	8,970	-	-	2,248	12,601	11,210	11,784
* Under the Group's application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation's products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (half year and full year 2018: 7.4 per cent) (gross of asset management fees and other charges to policyholders, but net of external fund management fees). The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group's supplementary analysis of profit and other comprehensive income by reference to the underlying items.
†   PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time. Software rights include amounts reclassified as held for distribution of negative £6 million, additions of £16 million, amortisation of £15 million, disposals of £2 million and a balance at 30 June 2019 of £55 million.
‡  In January 2019, the Group renewed its regional strategic bancassurance alliance with United Overseas Bank Limited (UOB). The new agreement extends the original alliance, which commenced in 2010, to 2034 and increases the geographical scope to include a fifth market, Vietnam, alongside the existing markets of Singapore, Malaysia, Thailand and Indonesia. As part of this transaction, Prudential has agreed to pay UOB an initial fee of £662 million (translated using a Singapore dollar: £ foreign exchange rate of 1.7360) for distribution rights which are not dependent on future sales volumes. This amount is paid in three instalments of £230 million in February 2019, £331 million in January 2020 and £101 million in January 2021. After allowing for discounting, the amount included in additions in the table above is £630 million.

(b)   The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
Variable annuity business	9,118	8,258	8,477
Other business	341	241	299
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)*	(489)	(13)	(49)
Total DAC for US operations	8,970	8,486	8,727
* A loss of £(432) million (30 June 2018: a gain of £272 million; 31 December 2018: a gain of £246 million) for shadow DAC amortisation is booked within other comprehensive income to reflect the impact from the positive unrealised valuation movement for half year 2019 of £2,617 million (30 June 2018: negative unrealised valuation movement of £(1,421) million; 31 December 2018: negative unrealised valuation movement of £(1,617) million). These adjustments reflect the movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 30 June 2019, the cumulative shadow DAC balance as shown in the table above was negative £(489) million (30 June 2018: negative £(13) million; 31 December 2018: negative £(49) million).

(c)   Sensitivity of amortisation charge
The amortisation charge to the income statement is reflected in both adjusted IFRS operating profit based on longer-term investment returns and short-term fluctuations in investment returns. The amortisation charge to adjusted IFRS operating profit based on longer-term investment returns in a reporting period comprises:

-    A core amount that reflects a relatively stable proportion of underlying premiums or profit; and
-    An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In the first half of 2019, the DAC amortisation charge for adjusted IFRS operating profit based on longer-term investment returns was determined after including a credit for decelerated amortisation of £148 million (half year 2018 charge for accelerated: £(42) million; full year 2018 charge for accelerated: £194 million). The deceleration arising in the first half of 2019 reflects a mechanical decrease in the projected separate account return for the next five years under the mean-reversion technique. Under this technique the projected level of return for each of the next five years is adjusted so that in combination with the actual rates of return for the preceding three years (including the current period) the assumed long-term annual separate account return of 7.4 per cent is realised on average over the entire eight-year period. The deceleration in DAC amortisation in the first half of 2019 is driven both by the actual separate account return in the period being higher than that assumed and by the higher than expected return in 2016 falling out of the eight-year period.

The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. At 30 June 2019, it would take approximate movements in separate account values of more than either negative 35 per cent or positive 30 per cent for mean reversion assumption to move outside the corridor.

C6  Borrowings

C6.1  Core structural borrowings of shareholder-financed businesses

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
Holding company operations:note (i)
Subordinated debt with no option to substitute to M&GPrudential:
US$250m 6.75% Notes (Tier 1)note (ii)	196	189	196
US$300m 6.5% Notes (Tier 1)note (ii)	236	227	235
US$550m 7.75% Notes (Tier 1)	-	417	-
Perpetual Subordinated Capital Securities (Tier 1)	432	833	431
US$700m 5.25% Notes (Tier 2)	550	530	550
US$1,000m 5.25% Notes (Tier 2)	781	751	780
US$725m 4.375% Notes (Tier 2)	566	544	565
US$750m 4.875% Notes (Tier 2)	584	563	583
Perpetual Subordinated Capital Securities (Tier 2)	2,481	2,388	2,478
€20m Medium Term Notes 2023 (Tier 2)	18	18	18
£435m 6.125% Notes 2031 (Tier 2)	431	430	431
£400m 11.375% Notes 2039 (Tier 2)note (iii)	-	398	399
Subordinated notes (Tier 2)	449	846	848
Subordinated debt total	3,362	4,067	3,757
Senior debt:note (iv)
£300m 6.875% Bonds 2023	295	300	294
£250m 5.875% Bonds 2029	224	249	223
Bank loannote (v)	275	-	275
Total debt before amounts capable of being substituted to M&GPrudentialnote (vii)	4,156	4,616	4,549
Subordinated debt capable of being substituted to M&GPrudential as at 30 Jun 2019:
£600m 5.56% (30 Jun and 31 Dec 2018: 5.0%) Notes 2055 (Tier 2)note (vi)	642	591	591
£700m 6.34% (30 Jun and 31 Dec 2018: 5.7%) Notes 2063 (Tier 2)note (vi)	814	696	696
£750m 5.625% Notes 2051 (Tier 2)	744	-	743
£500m 6.25% Notes 2068 (Tier 2)	498	-	498
US$500m 6.5% Notes 2048 (Tier 2)	391	-	391
Total subordinated debt capable of being substituted to M&GPrudential as at 30 Jun 2019note (vii)	3,089	1,287	2,919
Holding company total	7,245	5,903	7,468
Prudential Capital bank loannote (v)	-	275	-
Jackson US$250m 8.15% Surplus Notes 2027note (viii)	196	189	196
Total (per condensed consolidated statement of financial position)	7,441	6,367	7,664

Notes
(i)     The debt tier classifications used are consistent with the treatment of capital for regulatory purposes under the Solvency II regime.
        The Group has designated US$3,725 million (30 June 2018: US$4,275 million; 31 December 2018: US$3,725 million) of its US dollar denominated subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.
(ii)    These borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(iii)   In May 2019, the Company redeemed its £400 million 11.375 per cent Tier 2 subordinated notes.
(iv)   The senior debt ranks above subordinated debt in the event of liquidation. In 2018, as part of its preparation to demerge M&GPrudential, the Group made certain modifications to the terms and conditions of the senior bonds with bondholders' consent. The amendment to the terms and conditions will avoid an event of a technical default on the bonds, should the proposed demerger proceed. The fees paid to bondholders have been adjusted to the carrying value of the bonds and will be amortised in subsequent periods. No other adjustments were made to the carrying value of the debt as a result of the modification.
(v)   The bank loan of £275 million is drawn at a cost of 12-month GBP LIBOR plus 0.33 per cent. The loan, held by Prudential Capital at 30 June 2018, was renewed in December 2018 with Prudential plc being the new holder. The loan matures on 20 December 2022 with an option to repay annually.
(vi)   In the first half of 2019, the Group agreed with the holders of these two subordinated debt instruments that, in return for an increase in the coupon of the two instruments and upfront fees totalling £141 million for both instruments, they would permit the substitution of M&GPrudential as the issuer of the instruments, together with other modifications of terms to ensure the debt meet the requirements of Solvency II. In accordance with IAS 39, this has been accounted for as an extinguishment of the old debt and the issuance of new debt, recognised at fair value. The loss arising from this revaluation has been treated as an expense attributable to the M&GPrudential segment (see note D2.1). The £141 million of upfront fees have been paid by Prudential plc and have been treated as a non-operating expense.
(vii)  The annualised interest of debt that is not capable of being substituted to M&GPrudential, using coupon rates and exchange rates at 30 June 2019, is £(234) million. The interest charge to the income statement for the six months ended 30 June 2019 for debt that is capable of being substituted to M&GPrudential was £(85) million (half year 2018: £(35) million; full year 2018: £(95) million).
(viii) Jackson's borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

Prior to the proposed demerger, the Group expects to rebalance its debt capital across Prudential plc and M&GPrudential. This will include the ultimate holding company of M&GPrudential becoming an issuer of debt following substitution from Prudential plc. Based on the operating environment and economic conditions as at 30 June 2019, the total debt expected to be transferred valued at original proceeds less unamortised transaction costs is £3.2 billion, of which £2.9 billion was held by Prudential plc at 30 June 2019 (IFRS value of £3.1 billion), with a further £0.3 billion (coupon of 3.875 per cent) raised in July 2019.

Ratings
Prudential plc has debt ratings from Standard & Poor's, Moody's and Fitch. Prudential plc's long-term senior debt is rated A2 by Moody's, A by Standard & Poor's and A- by Fitch.

Prudential plc's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1 by Fitch.

The financial strength of The Prudential Assurance Company Limited is rated A+ by Standard & Poor's, Aa3 by Moody's and AA- by Fitch.

Jackson National Life Insurance Company's financial strength is rated AA- by Standard & Poor's and Fitch, A1 by Moody's and A+ by A.M. Best.

Prudential Assurance Co. Singapore (Pte) Ltd.'s (Prudential Singapore) financial strength is rated AA- by Standard & Poor's.

All the Group's ratings are on a stable outlook.

C6.2  Other borrowings

(i)    Operational borrowings attributable to shareholder-financed businesses

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
Borrowings in respect of short-term fixed income securities programmes	661	1,209	472
Lease liability for operating leasesnote (a)	229	-	-
Non-recourse borrowings of consolidated investment fundsnote (b)	545	-	263
Other borrowingsnote (c)	229	409	263
Total	1,664	1,618	998

Analysed as:
Total from continuing operations		1,488	892
Total from discontinued UK and Europe operations*		130	106
		1,618	998
* Classified as discontinued operations at 30 June 2019 (as described in note A2).

Notes
(a)   The Group adopted IFRS 16 as at 1 January 2019, using the modified retrospective approach. Under this approach, comparative information is not restated (as described in note A3).
(b)   In all instances, the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.
(c)   Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

(ii)   Borrowings attributable to with-profits businesses

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
Non-recourse borrowings of consolidated investment fundsnote (a)	-	3,521	3,845
Other borrowings (predominantly obligations under leases)note (b)	238	68	95
Total	238	3,589	3,940

Analysed as:
Total from continuing operations		32	19
Total from discontinued UK and Europe operations*		3,557	3,921
		3,589	3,940
* Classified as discontinued operations at 30 June 2019 (as described in note A2).

Notes
(a)   In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.
(b)   The Group adopted IFRS 16 as at 1 January 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. Other borrowings at 30 June 2019 included £213 million relating to lease liabilities (as described in note A3).

C7  Deferred tax

The analysis below excludes the UK and Europe operations which are classified as held for distribution as at 30 June 2019. The balances of the discontinued UK and Europe operations are removed from the opening balance.

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Half year 2019 £m
	At 1 Jan	Reclassification as held for distribution*	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	At 30 Jun
Deferred tax assets
Unrealised losses or gains on investments	113	-	(13)	-	(97)	3
Balances relating to investment and insurance contracts	1	-	-	-	-	1
Short-term temporary differences	2,339	(115)	392	(1)	5	2,620
Capital allowances	15	(11)	(1)	-	-	3
Unused tax losses	127	-	8	-	-	135
Total	2,595	(126)	386	(1)	(92)	2,762

Deferred tax liabilities
Unrealised losses or gains on investments	(867)	827	(40)	(459)	74	(465)
Balances relating to investment and insurance contracts	(1,002)	-	(189)	-	2	(1,189)
Short-term temporary differences	(2,097)	183	(139)	16	(5)	(2,042)
Capital allowances	(56)	51	-	-	-	(5)
Total	(4,022)	1,061	(368)	(443)	71	(3,701)
* The Group's UK and Europe operations are classified as discontinued operations at 30 June 2019 (as described in note A2).

The principal reason for the increase in deferred tax assets in continuing operations is an increase in the deferred tax asset for losses on derivatives in the US insurance business, which for US tax purposes are spread across three years, reflecting a higher level of losses in the first half of 2019 (and therefore a higher amount deferred to subsequent periods) compared to prior periods.

C8  Defined benefit pension schemes

The Group's businesses operate a number of pension schemes. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). Historically, all pension surplus and deficits were attributable to subsidiaries of M&GPrudential in line with the Group's allocation policy, with the exception of 30 per cent of the surplus attaching to PSPS, which was allocated to Prudential plc. In preparation for the proposed demerger of M&GPrudential, at 30 June 2019, the 30 per cent of surplus attaching to PSPS was formally reallocated to M&GPrudential Services Limited. Accordingly, at 30 June 2019, the IAS 19 pension assets/liabilities of all the UK schemes of a net deficit of £69 million was included within the held for distribution assets/liabilities of the discontinued UK and Europe operations. In addition to the UK schemes, there are two small defined benefit schemes in Taiwan which have negligible deficits. These other schemes remain with the continuing operations.

C9  Share capital, share premium and own shares

	30 Jun 2019			30 Jun 2018			31 Dec 2018
Issued shares of 5p each	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
fully paid:		£m	£m		£m	£m		£m	£m
At 1 January	2,593,044,409	130	1,964	2,587,175,445	129	1,948	2,587,175,445	129	1,948
Shares issued under share-based schemes	6,751,790	-	10	4,697,422	-	6	5,868,964	1	16
At end of period	2,599,796,199	130	1,974	2,591,872,867	129	1,954	2,593,044,409	130	1,964

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At each period end shown below, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares	Share price range		Exercisable
	to subscribe for	from	to	by year
30 Jun 2019	3,808,687	901p	1,455p	2024
30 Jun 2018	5,851,810	629p	1,455p	2023
31 Dec 2018	4,885,804	901p	1,455p	2024

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £179 million at 30 June 2019 (30 June 2018: £197 million; 31 December 2018: £170 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2019, 9.5 million (30 June 2018: 9.7 million; 31 December 2018: 9.6 million) Prudential plc shares with a market value of £163 million (30 June 2018: £168 million; 31 December 2018: £135 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the period was 14.1 million which was in March 2019.

Within the trust, shares are notionally allocated by business unit reflecting the employees to which the awards were made. On demerger, it is intended that shares allocated to M&GPrudential will be transferred to a separate trust, established by M&GPrudential.

The Company purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost £m
Half year 2019	3.1	49.4
Half year 2018	1.8	32.2
Full year 2018	2.6	44.8

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2019 was 3.0 million (30 June 2018: 4.8 million; 31 December 2018: 3.0 million) and the cost of acquiring these shares of £21 million (30 June 2018: £46 million; 31 December 2018: £20 million) is included in the cost of own shares. The market value of these shares as at 30 June 2019 was £52 million (30 June 2018: £84 million; 31 December 2018: £42 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above, the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2019 or 2018.

D    OTHER NOTES

D1  Gain (loss) on disposal of business and corporate transactions undertaken by continuing operations

	2019 £m	2018 £m
	Half year	Half year	Full year
Gain on disposalsnote (i)	209	-	-
Other transactionsnote (ii)	(196)	(57)	(80)
	13	(57)	(80)

Notes
(i)     In half year 2019, the £209 million gain on disposals principally relates to profits arising from a reduction in the Group's stake (from 26 per cent to 22 per cent) in its associate in India, ICICI Prudential Life Insurance Company, and the disposal of Prudential Vietnam Finance Company Limited, a wholly owned subsidiary that provides consumer finance.

(ii)    Other transaction costs of £(196) million incurred by the continuing operations of the Group in half year 2019 reflect costs related to the preparation for the proposed demerger of M&GPrudential from Prudential plc. These include the following amounts:

-      £(18) million transaction related costs, principally fees to advisors;
-      £(141) million being the fee paid to the holders of two subordinated debt instruments as discussed in note C6.1(vi); and
-      £(37) million for one-off costs arising from the separation of the M&GPrudential business from Prudential plc.

In 2018, other transaction costs additionally included amounts from exiting the NPH broker-dealer business in the US.

D2  Discontinued UK and Europe operations held for distribution

In March 2018, the Group announced its intention to demerge its UK and Europe operations (M&GPrudential) from the Group, resulting in two separately listed companies by issuing shares in a newly listed company to existing shareholders. As discussed in note A2, the Group's UK and Europe operations have been classified as discontinued operations and held for distribution in these condensed consolidated financial statements in accordance with IFRS 5, 'Non-current assets held for sale and discontinued operations'.

The results for the discontinued operations presented in the consolidated financial statements are analysed below:

D2.1  Profit and loss for the period

	2019 £m	2018 £m
	Half year	Half year	Full year
Gross premiums earned	5,907	6,555	13,061
Outward reinsurance premiums	(487)	(12,598)	(13,137)
Earned premiums, net of reinsurance	5,420	(6,043)	(76)
Investment return	13,072	53	(3,434)
Other income	643	890	1,595
Total revenue, net of reinsurance	19,135	(5,100)	(1,915)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(16,361)	6,421	4,977
Fair value loss on debt extinguishmentnote (a)	(169)	-	-
Acquisition costs and other expenditure	(1,391)	(1,250)	(2,469)
Total charges, net of reinsurance	(17,921)	5,171	2,508
Share of profits from joint ventures and associates, net of related tax	33	20	52
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (b)	1,247	91	645
Less tax charge attributable to policyholders' returns	(430)	10	406
Profit before tax attributable to shareholders	817	101	1,051
Total tax charge attributable to policyholders and shareholders	(602)	(8)	210
Adjustment to remove tax charge attributable to policyholders' returns	430	(10)	(406)
Tax charge attributable to shareholders' returns	(172)	(18)	(196)
Profit for the period	645	83	855

Notes
(a)     As described in note C6.1(vi), during the first half of 2019, the Group agreed to change the terms of certain debt holdings to enable M&GPrudential to be substituted as the issuer of the instruments (in the place of Prudential plc). In return, the Group agreed to pay an initial fee of £141 million and increase the coupon on the debt. In accordance with IAS 39, this transaction has been accounted for as an extinguishment of old debt and issuance of new debt. The change in fair value of debt, driven by the higher coupon, will be borne by M&GPrudential post the proposed demerger and hence it has been included in discontinued profit or loss. The consent cost has been borne by Prudential plc and has been included in continuing operations.
(b)     This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for taxes borne by policyholders.

Other comprehensive income
The other comprehensive income included in the consolidated statement of comprehensive income in respect of the discontinued UK and Europe operations is as follows:

	2019 £m	2018 £m
	Half year	Half year	Full year
Other comprehensive income (loss) from continuing operations:
Exchange movements arising during the period	2	(3)	-
Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and (losses) on defined benefit pension schemes:
Net actuarial (losses) gains on defined benefit pension schemes	(177)	104	114
Related tax	30	(18)	(19)
	(147)	86	95
Deduct amount attributable to UK with-profit funds transferred to unallocated surplus of with-profit funds, net of related tax	149	(21)	(38)
	2	65	57
Other comprehensive income for the period, net of related tax	4	62	57

The profit and other comprehensive income for the period from the discontinued UK and Europe operations were wholly attributable to the equity holders of the Company.

Assumption changes
For the shareholder-backed business, the adjusted IFRS operating profit based on longer-term investment returns of the discontinued UK and Europe operations includes a benefit of £127 million (half year 2018: nil; full year 2018: £441 million) relating to changes to annuitant mortality assumptions, including the adoption of the Continuous Mortality Investigation (CMI) 2017 model with an uplift to the calibration such that additional liabilities are held to cover potential differences in experience between the PAC policyholder portfolio and the England and Wales population, in addition to the usual provisions for adverse deviation included when determining policyholder liabilities (half year 2018: no changes; full year 2018: changes to reflect current mortality experience and the adoption of the CMI 2016 model).

D2.2  Financial position*

	2019 £m							2018‡ £m
		Other funds and subsidiaries
By operating segment	With- profits†	Unit-linked	Annuity and other	Total insurance	Asset manage- ment	Elimina- tions	30 Jun Total	30 Jun Total	31 Dec Total
Assets
Goodwillnote (a)	202	-	-	202	1,153	-	1,355	1,314	1,359
Deferred acquisition costs and other intangible assets	47	-	110	157	17	-	174	199	195
Property, plant and equipmentnote (b)	997	-	66	1,063	370	-	1,433	588	1,031
Reinsurers' share of insurance contract liabilities	1,136	119	1,435	2,690	-	-	2,690	2,104	2,812
Deferred tax assets	58	-	43	101	17	-	118	130	126
Current tax recoverable	215	-	57	272	7	-	279	255	244
Accrued investment income	1,056	89	290	1,435	10	-	1,445	1,471	1,511
Other debtors	2,105	773	226	3,104	476	(151)	3,429	3,580	4,189
Investment properties	16,406	580	1,648	18,634	-	-	18,634	17,595	17,914
Investment in joint ventures and associates accounted for using the equity method	566	-	-	566	39	-	605	687	742
Loansnote (e)	3,756	-	1,779	5,535	-	-	5,535	5,664	5,567
Equity securities and portfolio holdings in unit trusts	45,743	13,678	16	59,437	216	-	59,653	62,832	53,810
Debt securitiesnote (d)	54,796	8,727	21,614	85,137	37	-	85,174	79,744	85,956
Derivative assets	2,354	2	527	2,883	-	-	2,883	2,305	2,513
Other investments	6,105	9	1	6,115	18	-	6,133	5,158	5,585
Deposits	13,422	1,235	2,135	16,792	-	-	16,792	11,020	10,320
Assets held for sale	6	-	10,164	10,170	-	-	10,170	12,024	10,578
Cash and cash equivalents	3,311	169	792	4,272	352	-	4,624	3,420	4,749
Total assets	152,281	25,381	40,903	218,565	2,712	(151)	221,126	210,090	209,201

Total equity	-	-	6,287	6,287	1,993	-	8,280	8,046	8,700
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)note (f)	118,148	21,172	20,284	159,604	-	-	159,604	154,655	151,555
Unallocated surplus of with-profits fundsnote (f)	15,116	-	-	15,116	-	-	15,116	13,517	13,334
Operational borrowings attributable to shareholder-financed operationsnote (b)	-	4	156	160	296	-	456	130	106
Borrowings attributable to with-profits businesses	3,580	-	-	3,580	-	-	3,580	3,557	3,921
Obligations under funding, securities lending and sale and repurchase agreements	846	-	208	1,054	-	-	1,054	1,516	1,224
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	4,827	3,659	7	8,493	19	-	8,512	5,781	9,013
Deferred tax liabilities	995	-	163	1,158	29	-	1,187	1,602	1,061
Current tax liabilities	293	36	32	361	34	-	395	194	326
Accruals, deferred income and other liabilities	6,988	498	2,031	9,517	151	(151)	9,517	6,349	6,442
Provisionsnote (h)	21	-	373	394	190	-	584	684	743
Derivative liabilities	1,467	12	1,198	2,677	-	-	2,677	2,082	2,208
Liabilities held for sale	-	-	10,164	10,164	-	-	10,164	11,977	10,568
Total liabilities	152,281	25,381	34,616	212,278	719	(151)	212,846	202,044	200,501
Total equity and liabilities	152,281	25,381	40,903	218,565	2,712	(151)	221,126	210,090	209,201
* The statement of financial position as shown above reflects the segmental position of the discontinued UK and Europe operations and is therefore presented before the elimination of intragroup balances with continuing operations.
†  Includes the Scottish Amicable Insurance Fund which, at 30 June 2019, has total assets and liabilities of £4,887 million (30 June 2018: £5,310 million; 31 December 2018: £4,844 million). The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The PAC with-profits fund includes £9.6 billion (30 June 2018: £10.2 billion; 31 December 2018: £9.5 billion) of non-profits annuities liabilities.
‡  The 2018 comparatives assets and liabilities have not been re-presented to be classified as held for distribution on the Group's statement of financial position (as described in note A2).

Notes
(a)   Goodwill
At 30 June 2019, £1,153 million goodwill in M&G Investments is attributable to shareholders (30 June 2018: £1,153 million; 31 December 2018: £1,153 million) and £202 million goodwill in venture fund investments is attributable to with-profits funds (30 June 2018: £161 million; 31 December 2018: £206 million).

(b)   Property, plant and equipment
As at 1 January 2019, the Group applied IFRS 16, 'Leases', using the modified retrospective approach. Under this approach, comparative information is not restated. The application of the standard has resulted in the recognition of an additional lease liability and a corresponding 'right-of-use' asset of a similar amount as at 1 January 2019. See note A3 for further details. As at 30 June 2019, right-of-use assets recognised in property, plant and equipment amounted to £278 million.

(c)   Fair value measurement of financial assets and liabilities
Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value as at each period end indicated, analysed by level of the IFRS 13, 'Fair Value Measurement', defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

		30 Jun 2019 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
With-profits
Loans	-	-	1,637	1,637
Equity securities and portfolio holdings in unit trusts	41,593	3,758	392	45,743
Debt securities	7,534	46,410	852	54,796
Other investments (including derivative assets)	66	3,282	5,111	8,459
Derivative liabilities	(60)	(1,400)	(7)	(1,467)
Total financial investments, net of derivative liabilities	49,133	52,050	7,985	109,168
Percentage of total (%)	45%	48%	7%	100%
Unit-linked
Equity securities and portfolio holdings in unit trusts	12,728	939	11	13,678
Debt securities	1,818	6,909	-	8,727
Other investments (including derivative assets)	4	-	7	11
Derivative liabilities	(4)	(8)	-	(12)
Total financial investments, net of derivative liabilities	14,546	7,840	18	22,404
Percentage of total (%)	65%	35%	0%	100%
Shareholder-backed annuities and other
Loans	-	-	303	303
Equity securities and portfolio holdings in unit trusts	232	-	-	232
Debt securities	3,560	17,754	337	21,651
Other investments (including derivative assets)	-	527	19	546
Derivative liabilities	(1)	(1,197)	-	(1,198)
Total financial investments, net of derivative liabilities	3,791	17,084	659	21,534
Percentage of total (%)	18%	79%	3%	100%
UK and Europe total analysis, including other financial liabilities held at fair value
Loans	-	-	1,940	1,940
Equity securities and portfolio holdings in unit trusts	54,553	4,697	403	59,653
Debt securities	12,912	71,073	1,189	85,174
Other investments (including derivative assets)	70	3,809	5,137	9,016
Derivative liabilities	(65)	(2,605)	(7)	(2,677)
Total financial investments, net of derivative liabilities	67,470	76,974	8,662	153,106
Investment contract liabilities without discretionary participation features held at fair value	-	(15,695)	-	(15,695)
Borrowings attributable to with-profits businesses	-	-	(1,504)	(1,504)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(6,784)	(744)	(984)	(8,512)
Other financial liabilities held at fair value	-	-	(379)	(379)
Total financial instruments at fair value	60,686	60,535	5,795	127,016
Percentage of total (%)	47%	48%	5%	100%

		30 Jun 2018 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
With-profits
Loans	-	-	1,808	1,808
Equity securities and portfolio holdings in unit trusts	43,931	3,322	337	47,590
Debt securities	7,341	43,374	349	51,064
Other investments (including derivative assets)	25	3,099	3,866	6,990
Derivative liabilities	(32)	(961)	-	(993)
Total financial investments, net of derivative liabilities	51,265	48,834	6,360	106,459
Percentage of total (%)	48%	46%	6%	100%
Unit-linked
Equity securities and portfolio holdings in unit trusts	14,746	309	17	15,072
Debt securities	2,097	4,439	-	6,536
Other investments (including derivative assets)	4	-	7	11
Derivative liabilities	(3)	(2)	-	(5)
Total financial investments, net of derivative liabilities	16,844	4,746	24	21,614
Percentage of total (%)	78%	22%	0%	100%
Shareholder-backed annuities and other
Loans	-	-	296	296
Equity securities and portfolio holdings in unit trusts	170	-	-	170
Debt securities	3,978	17,868	298	22,144
Other investments (including derivative assets)	-	460	2	462
Derivative liabilities	-	(1,084)	-	(1,084)
Total financial investments, net of derivative liabilities	4,148	17,244	596	21,988
Percentage of total (%)	19%	78%	3%	100%
UK and Europe total analysis, including other financial liabilities held at fair value
Loans	-	-	2,104	2,104
Equity securities and portfolio holdings in unit trusts	58,847	3,631	354	62,832
Debt securities	13,416	65,681	647	79,744
Other investments (including derivative assets)	29	3,559	3,875	7,463
Derivative liabilities	(35)	(2,047)	-	(2,082)
Total financial investments, net of derivative liabilities	72,257	70,824	6,980	150,061
Investment contract liabilities without discretionary participation features held at fair value	-	(16,355)	-	(16,355)
Borrowings attributable to with-profits businesses	-	-	(1,746)	(1,746)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(4,685)	(330)	(767)	(5,782)
Other financial liabilities held at fair value	-	-	(366)	(366)
Total financial instruments at fair value	67,572	54,139	4,101	125,812
Percentage of total (%)	54%	43%	3%	100%

		31 Dec 2018 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
With-profits
Loans	-	-	1,703	1,703
Equity securities and portfolio holdings in unit trusts	37,027	3,728	335	41,090
Debt securities	8,374	44,619	805	53,798
Other investments (including derivative assets)	56	3,149	4,325	7,530
Derivative liabilities	(64)	(1,201)	-	(1,265)
Total financial investments, net of derivative liabilities	45,393	50,295	7,168	102,856
Percentage of total (%)	44%	49%	7%	100%
Unit-linked
Equity securities and portfolio holdings in unit trusts	12,150	318	9	12,477
Debt securities	1,750	8,762	-	10,512
Other investments (including derivative assets)	4	1	6	11
Derivative liabilities	(1)	(2)	-	(3)
Total financial investments, net of derivative liabilities	13,903	9,079	15	22,997
Percentage of total (%)	60%	40%	0%	100%
Shareholder-backed annuities and other
Loans	-	-	267	267
Equity securities and portfolio holdings in unit trusts	242	-	1	243
Debt securities	3,804	17,470	372	21,646
Other investments (including derivative assets)	1	554	2	557
Derivative liabilities	-	(940)	-	(940)
Total financial investments, net of derivative liabilities	4,047	17,084	642	21,773
Percentage of total (%)	19%	78%	3%	100%
UK and Europe total analysis, including other financial liabilities held at fair value
Loans	-	-	1,970	1,970
Equity securities and portfolio holdings in unit trusts	49,419	4,046	345	53,810
Debt securities	13,928	70,851	1,177	85,956
Other investments (including derivative assets)	61	3,704	4,333	8,098
Derivative liabilities	(65)	(2,143)	-	(2,208)
Total financial investments, net of derivative liabilities	63,343	76,458	7,825	147,626
Investment contract liabilities without discretionary participation features held at fair value	-	(15,560)	-	(15,560)
Borrowings attributable to with-profits businesses	-	-	(1,606)	(1,606)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(7,443)	(582)	(988)	(9,013)
Other financial liabilities held at fair value	-	-	(355)	(355)
Total financial instruments at fair value	55,900	60,316	4,876	121,092
Percentage of total (%)	46%	50%	4%	100%

Level 3 fair value assets and liabilities
At 30 June 2019, the discontinued UK and Europe operations held £5,795 million of net financial instruments at fair value within level 3, which comprises externally valued net assets of £5,632 million, primarily in private equity funds and investments in property funds which are exposed to bespoke properties or risks, and net assets of £163 million relating to investments which are internally valued or subject to a number of unobservable assumptions. The internally valued net assets include investments in debt securities, private equity and venture investment in both debt and equity securities and equity release mortgage loans, which are valued using a discounted cash flow method.

Transfers into and transfers out of levels
During half year 2019, the transfers between levels within the UK and Europe operations portfolio, were primarily transfers from level 1 to level 2 of £104 million and from level 1 to level 3 of £19 million. These transfers which relate mainly to debt securities and other financial investments arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities. In addition, there were transfers from level 2 to level 3 of £58 million and transfers from level 3 to level 2 of £118 million for equity securities and debt securities.

Assets and liabilities at amortised cost and their fair value
The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities are excluded from the analysis below, as these are carried at amortised cost, which approximates fair value.

	2019 £m			2018 £m
	30 Jun		30 Jun		31 Dec
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Loans	3,595	4,149	3,560	4,078	3,597	4,008
Liabilities
Operational borrowings (excluding lease liabilities) attributable to shareholder-financed businesses	(114)	(114)	(130)	(130)	(106)	(106)
Borrowings (excluding lease liabilities) attributable to the with-profits funds	(2,038)	(2,038)	(1,811)	(1,766)	(2,315)	(2,085)
Obligations under funding, securities lending and sale and repurchase agreements	(1,054)	(1,054)	(1,516)	(1,516)	(1,224)	(1,224)
Total financial instruments carried at amortised cost	389	943	103	666	(48)	593

(d)   Debt securities
Debt securities are carried at fair value through profit or loss and are analysed below according to external credit ratings issued, with equivalent ratings issued by different rating agencies grouped together.

			30 Jun 2019 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other*	Total
With-profits	5,401	8,488	13,446	15,641	2,824	8,996	54,796
Unit-linked	578	2,025	1,959	2,450	934	781	8,727
Non-linked shareholder-backed	2,791	6,115	4,615	1,655	211	6,264	21,651
Total debt securities	8,770	16,628	20,020	19,746	3,969	16,041	85,174

	30 Jun 2018 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other*	Total
With-profits	7,091	8,723	11,606	13,544	2,847	7,253	51,064
Unit-linked	358	2,099	1,694	1,448	718	219	6,536
Non-linked shareholder-backed	3,273	6,296	5,138	1,496	223	5,718	22,144
Total debt securities	10,722	17,118	18,438	16,488	3,788	13,190	79,744

	31 Dec 2018 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other*	Total
With-profits	6,890	9,332	11,779	14,712	2,891	8,194	53,798
Unit-linked	1,041	2,459	2,215	3,501	395	901	10,512
Non-linked shareholder-backed	3,007	6,413	4,651	1,515	158	5,902	21,646
Total debt securities	10,938	18,204	18,645	19,728	3,444	14,997	85,956
* Securities with credit ratings classified as 'Other' which are internally rated and are analysed as follows:

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
AAA to A-	8,630	7,828	8,150
BBB to B-	2,947	2,866	3,034
Below B- or unrated	4,464	2,496	3,813
Total UK and Europe	16,041	13,190	14,997

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2019 are analysed as follows:

Exposure to sovereign debts

	30 Jun 2019 £m		30 Jun 2018 £m		31 Dec 2018 £m
	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds
Italy	-	59	-	60	-	57
Spain	49	19	36	18	36	18
France	23	-	23	6	-	50
Germany*	240	324	663	315	239	281
Other Eurozone	100	33	77	30	103	34
Total Eurozone	412	435	799	429	378	440
United Kingdom	2,235	2,636	2,410	3,130	2,300	3,013
United States	-	632	1	724	-	1,261
Other	60	208	57	285	57	198
Total	2,707	3,911	3,267	4,568	2,735	4,912
* Including bonds guaranteed by the federal government.

Exposure to bank debt securities

	30 Jun 2019 £m							2018 £m
	Senior debt			Subordinated debt				30 Jun	31 Dec
Shareholder-backed business	Covered	Senior	Total	Tier 1	Tier 2	Total	Group total	Group total	Group total
Italy	-	-	-	-	-	-	-	-	-
Spain	-	-	-	-	-	-	-	-	-
France	21	36	57	-	-	-	57	27	20
Germany	-	-	-	-	90	90	90	82	83
Netherlands	-	37	37	-	-	-	37	17	17
Other Eurozone	-	-	-	-	-	-	-	-	-
Total Eurozone	21	73	94	-	90	90	184	126	120
United Kingdom	450	243	693	-	67	67	760	726	674
United States	-	252	252	-	29	29	281	260	253
Asia	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	36	36	36	55	40
Total	471	568	1,039	-	222	222	1,261	1,167	1,087

With-profits funds
Italy	-	39	39	-	-	-	39	38	38
Spain	-	26	26	-	-	-	26	21	17
France	6	363	369	-	74	74	443	312	348
Germany	116	63	179	-	8	8	187	171	185
Netherlands	-	288	288	-	-	-	288	214	249
Other Eurozone	-	86	86	-	-	-	86	27	74
Total Eurozone	122	865	987	-	82	82	1,069	783	911
United Kingdom	877	873	1,750	52	322	374	2,124	1,937	2,096
United States	-	2,771	2,771	16	335	351	3,122	2,519	2,709
Asia	-	127	127	-	-	-	127	38	106
Other	506	998	1,504	15	35	50	1,554	1,650	1,616
Total	1,505	5,634	7,139	83	774	857	7,996	6,927	7,438

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the UK and Europe's joint venture operations.

(e) Loans portfolio
The amounts included in the statement of financial position are analysed as follows:

		30 Jun 2019 £m				30 Jun 2018 £m				31 Dec 2018 £m
	Mortgage loans*	Policy loans	Other loans†	Total	Mortgage loans*	Policy loans	Other loans†	Total	Mortgage loans*	Policy loans	Other loans†	Total
With-profits	2,260	3	1,493	3,756	2,267	4	1,672	3,943	2,461	3	1,389	3,853
Non-linked shareholder-backed	1,711	-	68	1,779	1,686	-	35	1,721	1,655	-	59	1,714
Total loans securities	3,971	3	1,561	5,535	3,953	4	1,707	5,664	4,116	3	1,448	5,567
* All mortgage loans are secured by properties.
†  Other loans held in the UK with-profits funds are commercial loans and comprise mainly syndicated loans.

(f)    Policyholder liabilities and unallocated surplus of with-profits funds

		Shareholder-backed funds and subsidiaries
Half year 2019 movements £m	With-profits sub-fund‡	Unit-linked liabilities	Annuity and other long-term business	Total discontinued UK and Europe operations
At 1 January 2019	124,129	20,717	20,043	164,889
Comprising:
- Policyholder liabilities	110,795	20,717	20,043	151,555
- Unallocated surplus of with-profits funds	13,334	-	-	13,334

Premiums	5,668	447	151	6,266
Surrenders	(2,462)	(1,548)	(25)	(4,035)
Maturities/deaths	(2,309)	(224)	(617)	(3,150)
Net flows	897	(1,325)	(491)	(919)
Shareholders' transfers post tax	(130)	-	-	(130)
Switches	(57)	57	-	-
Investment-related items and other movements	8,431	1,669	732	10,832
Foreign exchange translation differences	(6)	54	-	48
At 30 June 2019	133,264	21,172	20,284	174,720
Comprising:
- Policyholder liabilities	118,148	21,172	20,284	159,604
- Unallocated surplus of with-profits funds	15,116	-	-	15,116

Half year 2018 movements £m
At 1 January 2018	124,699	23,145	33,222	181,066
Comprising:
- Policyholder liabilities	111,222	23,145	33,222	167,589
- Unallocated surplus of with-profits funds	13,477	-	-	13,477

Reclassification of reinsured UK annuity contracts	-	-	(12,002)	(12,002)
as held for sale*
				-
Premiums	6,283	516	165	6,964
Surrenders	(2,246)	(1,163)	(37)	(3,446)
Maturities/deaths	(2,205)	(313)	(981)	(3,499)
Net flows	1,832	(960)	(853)	19
Shareholders' transfers post tax	(127)	-	-	(127)
Switches	(89)	89	-	-
Investment-related items and other movements	(476)	(76)	(249)	(801)
Foreign exchange translation differences	17	-	-	17
At 30 June 2018	125,856	22,198	20,118	168,172
Comprising:
- Policyholder liabilities	112,339	22,198	20,118	154,655
- Unallocated surplus of with-profits funds	13,517	-	-	13,517
Average policyholder liability balances†
Half year 2019	114,472	20,945	20,163	155,580
Half year 2018	111,781	22,671	26,670	161,122
* The reclassification of the reinsured UK annuity business as held for sale reflects the value of policyholder liabilities held at 1 January 2018. Movements in items covered by the reinsurance contract prior to the 14 March inception date are included within net flows.
†  Averages have been based on opening and closing balances and adjusted for any acquisitions, disposals and corporate transactions arising in the period and exclude unallocated surplus of with-profits funds.
‡   Includes the Scottish Amicable Insurance Fund.

(g)   Allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest used for discounting projected future annuity payments to policyholders that would have otherwise applied. The credit risk allowance comprises an amount for long-term best estimate defaults and additional provisions for credit risk premium, the cost of downgrades and short-term defaults.

The IFRS credit risk allowance made for the UK shareholder-backed fixed and linked annuity business equated to 40 basis points at 30 June 2019 (30 June 2018: 44 basis points; 31 December 2018: 40 basis points). The allowance represented 21 per cent of the bond spread over swap rates (30 June 2018: 26 per cent; 31 December 2018: 22 per cent).

The reserves for credit risk allowance at 30 June 2019 for the UK shareholder-backed business were £0.9 billion (30 June 2018: £1.1 billion; 31 December 2018: £0.9 billion). The 30 June 2019 credit risk allowance information is after reflecting the impact of the reinsurance of £12.0 billion of the UK shareholder-backed annuity portfolio to Rothesay Life entered into in March 2018.

(h)   Review of past annuity sales
Prudential has agreed with the Financial Conduct Authority (FCA) to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review is examining whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. A gross provision of £400 million, before allowing for costs incurred to date, had been established at 31 December 2017 to cover the costs of undertaking the review and any related redress. In the first half of 2018, the Group agreed with its professional indemnity insurers that they would meet £166 million of the Group's claims costs, which would be paid as the Group incurred costs/redress with amounts remaining to be paid classed as 'other debtors' in the statement of financial position. Following a reassessment of the provision held, no further amount has been provided in the first half of 2019. The ultimate amount that will be expended by the Group on the review, which is currently expected to be completed in 2019, remains uncertain.

D2.3  Cash flows

	2019 £m	2018 £m
	Half year	Half year	Full year
Cash flows from operating activities	404	(1,711)	4
Cash flows from investing activities	(172)	(224)	(358)
Cash flows from financing activities*	(356)	(445)	(758)
Total cash flows in the period	(124)	(2,380)	(1,112)
Cash and cash equivalents at beginning of period	4,749	5,808	5,808
Effect of exchange rate changes on cash and cash equivalents	(1)	(8)	53
Cash and cash equivalents at end of period	4,624	3,420	4,749
* The cash flows from financing activities comprise net cash remittances to Group of £356 million at half year 2019 (30 June 2018: £341 million; 31 December 2018: £654 million) and in 2018 £104 million relating to the redemption of the subordinated guaranteed bond which was held within the with-profits business of the discontinued operations.

D3  Contingencies and related obligations

In addition to the matters set out in note D2.2(h) in relation to the Financial Conduct Authority review of past annuity sales, the Group is involved in various litigation and regulatory issues. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

There have been no material changes to the Group's contingencies and related obligations in the six month period ended 30 June 2019.

D4  Post balance sheet events

First interim ordinary dividend
The 2019 first interim ordinary dividend approved by the Board of Directors after 30 June 2019 is as described in note B6.

D5  Related party transactions

There were no transactions with related parties during the six months ended 30 June 2019 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended 31 December 2018.

Statement of Directors' responsibilities

The Directors (who are listed below) are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the Directors confirm that to the best of their knowledge:

-    the condensed consolidated financial statements have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as adopted by the European Union;

-    the Half Year Financial Report includes a fair review of information required by:
(a) DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2019, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and
(b) DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2019 and that have materially affected the financial position or performance of the Group during that period; and any changes in the related party transactions described in the Group's consolidated financial statements for the year ended 31 December 2018 that could do so.

Prudential plc Board of Directors:

Chairman Paul Manduca Executive Directors Michael Wells Mark FitzPatrick CA James Turner FCA FCSI FRM
Independent Non-executive Directors
The Hon. Philip Remnant CBE FCA
Sir Howard Davies
David Law ACA
Kaikhushru Nargolwala FCA
Anthony Nightingale CMG SBS JP
Alice Schroeder
Thomas Watjen
Fields Wicker-Miurin OBE

13 August 2019

Independent review report to Prudential plc

Conclusion
We have been engaged by the Company to review the International Financial Reporting Standards (IFRS) condensed set of financial statements in the Half Year Financial Report for the six months ended 30 June 2019 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the IFRS condensed set of financial statements in the Half Year Financial Report for the six months ended 30 June 2019 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union ('EU') and the Disclosure Guidance and Transparency Rules ('the DTR') of the UK's Financial Conduct Authority ('the UK FCA').

We have also been engaged by the Company to review the European Embedded Value (EEV) basis supplementary financial information for the six months ended 30 June 2019 which comprises the Summarised Consolidated Income Statement, the Movement in Shareholders' Equity, the Summary Statement of Financial Position and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information for the six months ended 30 June 2019 is not prepared, in all material respects, in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 ('the EEV Principles'), using the methodology and assumptions set out in the Notes to the EEV basis supplementary financial information.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the IFRS condensed set of financial statements or the EEV basis supplementary financial information.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

The impact of uncertainties due to the UK exiting the European Union on our review
Uncertainties related to the effects of Brexit are relevant to understanding our review of the IFRS condensed financial statements and the EEV basis supplementary financial information. Brexit is one of the most significant economic events for the UK, and at the date of this report its effects are subject to unprecedented levels of uncertainty of outcomes, with the full range of possible effects unknown. An interim review cannot be expected to predict the unknowable factors or all possible future implications for a company and this is particularly the case in relation to Brexit.

Directors' responsibilities
The Half Year Financial Report, including the IFRS condensed set of financial statements contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FCA. The Directors have accepted responsibility for preparing the EEV basis supplementary financial information in accordance with the EEV Principles and for determining the methodology and assumptions used in the application of those principles.

The annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the EU. The Directors are responsible for preparing the IFRS condensed set of financial statements included in the Half Year Financial Report in accordance with IAS 34 as adopted by the EU.

The EEV basis supplementary financial information has been prepared in accordance with the EEV Principles using the methodology and assumptions set out in the Notes to the EEV basis supplementary financial information. The EEV basis supplementary financial information should be read in conjunction with the IFRS condensed set of financial statements.

Our responsibility
Our responsibility is to express to the Company a conclusion on the IFRS condensed set of financial statements in the Half Year Financial Report and the EEV basis supplementary financial information based on our reviews.

The purpose of our review work and to whom we owe our responsibilities
This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA and also to provide a review conclusion to the Company on the EEV basis supplementary financial information. Our review of the IFRS condensed set of financial statements has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. Our review of the EEV basis supplementary financial information has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Philip Smart
For and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London
E14 5GL
13 August 2019

I     Additional financial information

I(i)  Group capital position

(a)   Solvency II capital position
The estimated Group shareholder Solvency II surplus (including M&GPrudential) at 30 June 2019 was £16.7 billion, before allowing for payment of the 2019 first interim ordinary dividend and after allowing for management's calculation of transitional measures reflecting operating and market conditions as at 30 June 2019.

	2019	2018
Estimated Group shareholder Solvency II capital position*	30 Jun	30 Jun	31 Dec
Own funds (£bn)	30.4	27.5	30.2
Solvency Capital Requirement (£bn)	13.7	13.1	13.0
Surplus (£bn)	16.7	14.4	17.2
Solvency ratio (%)	222%	209%	232%
* The Group shareholder Solvency II capital position excludes the contribution to own funds and the SCR from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which at 31 December 2018 reflected the approved regulatory position.

In accordance with Solvency II requirements, these results allow for:

-       Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital (RBC) requirement. As agreed with the Prudential Regulation Authority (PRA), this is incorporated in the result above as follows:

-   Own funds: represents Jackson's local US risk based available capital less 100 per cent of the US RBC requirement (Company Action Level);
-   Solvency Capital Requirement (SCR): represents 150 per cent of Jackson's local US RBC requirement (Company Action Level); and
-   No diversification benefits are taken into account between Jackson and the rest of the Group.

-        Matching adjustment for UK annuities and volatility adjustment for US dollar denominated Hong Kong with-profits business, based on approvals from the PRA and calibrations published by the European Insurance and Occupational Pensions Authority (EIOPA); and

-       UK transitional measures, which have been recalculated using management's calculation of the impact of operating and market conditions at the valuation date. Transitional measures were last approved by the PRA as at 31 December 2018. Applying this approved regulatorytransitional amount would result in the estimated Group shareholder Solvency II surplus reducing from £16.7 billion to £16.6 billion as at 30 June 2019.

The Group shareholder Solvency II capital position excludes:

-       A portion of Solvency II surplus capital (£2.0 billion at 30 June 2019) relating to the Group's Asia life operations, primarily due to the Solvency II definition of 'contract boundaries', which prevents some expected future cash flows from being recognised;
-       The contribution to own funds and the SCR from ring-fenced with-profits funds in surplus (representing £6.6 billion of surplus capital from UK with-profits funds at 30 June 2019) and from the shareholders' share of the estate of with-profits funds; and
-       The contribution to own funds and the SCR from staff pension schemes in surplus.

It also excludes unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates. At Jackson's request, the Department of Insurance Financial Services renewed its approval to carry these instruments at book value in the local statutory returns for the period 31 December 2018 to 1 October 2019. At 30 June 2019, applying this approval had the effect of decreasing local available statutory capital and surplus (and by extension Solvency II own funds and Solvency II surplus) by £0.4 billion net of tax. This arrangement reflects an elective long-standing practice first put in place in 2009, which can be unwound at Jackson's discretion.

Further information on the consolidated Solvency II capital position for the Group and The Prudential Assurance Company Limited (PAC) is published annually in the Solvency and Financial Condition Reports which are available on the Group's website.

Analysis of movement in Group capital position
A summary of the estimated movement in Group Solvency II surplus from £17.2 billion at 31 December 2018 to £16.7 billion at 30 June 2019 is set out in the table below. The movement from the Group Solvency II surplus at 31 December 2017 to the Group Solvency II surplus at 30 June 2018 and 31 December 2018 is included for comparison.

	2019 £bn	2018 £bn
Analysis of movement in Group shareholder Solvency II surplus	Half year	Half year	Full year
Estimated Solvency II surplus at beginning of period	17.2	13.3	13.3

Underlying operating experience	2.1	1.7	4.1
Management actions	0.0	0.1	0.1
Operating experience	2.1	1.8	4.2

Non-operating experience (including market movements)	(1.5)	0.0	(1.2)
M&GPrudential transactions	-	0.1	0.4
Other capital movements:
Net subordinated debt issuance/redemption	(0.4)	-	1.2
Foreign currency translation impacts	0.0	0.1	0.5
Dividends paid	(0.9)	(0.8)	(1.2)
Model changes	0.2	(0.1)	0.0
Estimated Solvency II surplus at end of period	16.7	14.4	17.2

The estimated movement in Group Solvency II surplus over the first half of 2019 is driven by:

-       Operating experience of £2.1 billion: generated by in-force business and new business written in 2019, after allowing for amortisation of the UK transitional measures;
-       Non-operating experience of £(1.5) billion: mainly as a result of the negative impact of market movements during the first half of the year, after allowing for the recalculation of the UK transitional measures at the valuation date. This includes Jackson hedging losses net of reserve movements, together with the effect of corporate transactions in the period including a £(0.6) billion Solvency II impact from the extension of the UOB bancassurance distribution deal and £(0.2) billion of costs associated with the demerger, offset by £0.2 billion of gains on disposals in the period;
-       Other capital movements of £(1.3) billion: comprise a decrease in surplus from the impact of debt redeemed during 2019 and from the payment of the 2018 second interim dividend; and
-       Model changes of £0.2 billion: reflecting internal model changes approved by the PRA and other minor internal model calibration changes made in the period.

Analysis of Group SCR
The split of the Group's estimated SCR by risk type, including the capital requirements in respect of Jackson's risk exposures based on 150 per cent of US RBC requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	30 Jun 2019		30 Jun 2018		31 Dec 2018
Split of the Group's estimated SCR	% of undiversified SCR	% of diversified SCR	% of undiversified SCR	% of diversified SCR	% of undiversified SCR	% of diversified SCR
Market	59%	76%	56%	70%	57%	70%
Equity	14%	25%	15%	25%	13%	23%
Credit	23%	41%	21%	36%	23%	38%
Yields (interest rates)	17%	9%	14%	7%	16%	6%
Other	5%	1%	6%	2%	5%	3%
Insurance	23%	16%	25%	20%	24%	20%
Mortality/morbidity	5%	2%	5%	2%	5%	2%
Lapse	14%	13%	15%	16%	15%	17%
Longevity	4%	1%	5%	2%	4%	1%
Operational/expense	11%	7%	12%	7%	12%	8%
Foreign exchange translation	7%	1%	7%	3%	7%	2%

Reconciliation of IFRS shareholders' equity to Group shareholder Solvency II own funds

	2019 £bn	2018 £bn
	30 Jun	30 Jun	31 Dec
IFRS shareholders' equity	19.7	15.9	17.2
Restate US insurance entities from IFRS basis to local US statutory basis	(4.2)	(2.6)	(2.5)
Remove DAC, goodwill and other intangibles	(5.4)	(4.1)	(4.6)
Add subordinated debt	7.0	5.8	7.2
Impact of risk margin (net of transitional measures)	(3.8)	(3.8)	(3.8)
Add value of shareholder transfers	5.5	5.5	5.3
Liability valuation differences	13.1	12.2	13.3
Increase in net deferred tax liabilities resulting from liability valuation differences above	(1.6)	(1.4)	(1.5)
Other	0.1	0.0	(0.4)
Estimated shareholder Solvency II own funds	30.4	27.5	30.2

The key items of the reconciliation as at 30 June 2019 are:

-       £(4.2) billion representing the adjustment required to the Group's IFRS shareholders' equity in order to convert Jackson's contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a de-recognition of own funds of £1.0 billion, equivalent to the value of 100 per cent of US RBC requirements (Company Action Level), as agreed with the PRA;
-       £(5.4) billion due to the removal of DAC, goodwill and other intangibles from the IFRS statement of financial position;
-       £7.0 billion due to the addition of subordinated debt, which is treated as available capital under Solvency II but as a liability under IFRS;
-       £(3.8) billion due to the inclusion of a risk margin for the UK and Asia non-hedgeable risks, net of £1.7 billion from transitional measures (after allowing for the recalculation of transitional measures as at 30 June 2019), which are not applicable under IFRS;
-       £5.5 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholders' share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group's IFRS shareholders' equity;
-       £13.1 billion mainly due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II own funds partially capturing the value of in-force business, which is excluded from IFRS;
-       £(1.6) billion due to the impact on the valuation of net deferred tax liabilities resulting from the liability valuation differences noted above; and
-       £0.1 billion due to other items, including the impact of revaluing loans, borrowings and debt from IFRS to Solvency II.

Sensitivity analysis
The estimated sensitivity of the Group Solvency II capital position to significant changes in market conditions is as follows:

	30 Jun 2019		31 Dec 2018
Impact of market sensitivities	Solvency II surplus £bn	Solvency ratio %	Solvency II surplus £bn	Solvency ratio %
Base position	16.7	222%	17.2	232%
Impact of:
20% instantaneous fall in equity markets	(0.5)	1%	(1.6)	(10)%
40% fall in equity marketsnote (1)	(2.7)	(12)%	(4.0)	(28)%
50 basis points reduction in interest ratesnotes (2),(3)	(2.5)	(26)%	(1.8)	(21)%
100 basis points increase in interest ratesnote (3)	0.8	18%	1.2	20%
100 basis points increase in credit spreadsnote (4)	(1.9)	(11)%	(1.7)	(9)%

Notes
(1)  Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
(2)  Subject to a floor of zero for Asia and US interest rates.
(3)  Allowing for further transitional measures recalculation after the interest rate stress.
(4)  US RBC solvency position included using a stress of 10 times expected credit defaults.

The Group believes it is positioned to withstand significant deteriorations in market conditions and it continues to use market hedges to manage some of this exposure across the Group, where it believes the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.

UK PAC Solvency II capital positionnotes 1,2
On the same basis as above, the estimated shareholder Solvency II surplus for PAC and its subsidiariesnote 2 at 30 June 2019 was £3.7 billion, after allowing for the recalculation of transitional measures as at 30 June 2019. This relates to shareholder-backed business including future shareholder transfers from the with-profits funds, but excludes the shareholders' share of the estate, in line with Solvency II requirements.

	2019	2018
Estimated UK PAC shareholder Solvency II capital position*	30 Jun	30 Jun†	31 Dec
Own funds(£bn)	8.9	14.7	8.8
Solvency Capital Requirement (£bn)	5.2	7.2	5.1
Surplus (£bn)	3.7	7.5	3.7
Solvency ratio (%)	171%	203%	172%
* The UK PAC shareholder Solvency II capital position excludes the contribution to own funds and the SCR from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting both operating and market conditions at each valuation date, which at 31 December 2018 reflected the approved regulatory position.
†  The 30 June 2018 UK PAC shareholder Solvency II capital position included the contribution to own funds and the SCR from the Hong Kong business, which was subsequently transferred to Prudential Corporation Asia Limited (PCA) in December 2018.

The UK PAC Solvency II surplus at 30 June 2019 is unchanged since 31 December 2018:
-       Operating experience of £0.4 billion: generated by in-force business and new business written in 2019, after allowing for amortisation of the UK transitional measures. This includes a £0.1 billion benefit from the impact of updates to UK longevity best estimate assumptions;
-       Capital movements of £(0.3) billion: reflecting cash remittances made to the Group over the period; and
-       Other movements of £(0.1) billion.

Whilst there is a large surplus in the UK with-profits funds, this is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK PAC shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 30 June 2019 was £6.6 billion, after allowing for recalculation of transitional measures as at 30 June 2019.

	2019	2018
Estimated UK with-profits Solvency II capital position*	30 Jun	30 Jun	31 Dec
Own funds (£bn)	11.1	9.4	9.7
Solvency Capital Requirement (£bn)	4.5	3.9	4.2
Surplus (£bn)	6.6	5.5	5.5
Solvency ratio (%)	249%	244%	231%
* The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which as at 31 December 2018 reflected the approved regulatory position.

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II own fundsnote 1

A reconciliation between the IFRS unallocated surplus and Solvency II own funds for UK with-profits business is as follows:

	2019 £bn	2018 £bn
	30 Jun	30 Jun	31 Dec
IFRS unallocated surplus of UK with-profits funds	15.1	13.5	13.3
Value of shareholder transfers	(2.7)	(2.7)	(2.4)
Risk margin (net of transitional measures)	(1.1)	(1.0)	(1.0)
Other valuation differences	(0.2)	(0.4)	(0.2)
Estimated with-profits Solvency II own funds	11.1	9.4	9.7

Notes
1      The UK with-profits capital position includes the PAC with-profits sub-fund, the Scottish Amicable Insurance Fund (SAIF) and the Defined Charge Participating Sub-Fund.
2      The results include the insurance subsidiaries of PAC being Prudential International Assurance plc and Prudential Pensions Limited and exclude the contribution from Prudential Holborn Life Limited in order to align the segmental definitions applied within IFRS and EEV reporting. Prudential Holborn Life Limited is expected to be liquidated prior to the demerger.

Statement of independent review in respect of Solvency II Capital Position at 30 June 2019

The methodology, assumptions and overall result have been subject to examination by KPMG LLP.

M&GPrudential shareholder Solvency II capital position

Following the proposed demerger of M&GPrudential from Prudential plc, the PRA will assume the role of the group-wide supervisor for the M&GPrudential Group with the Solvency II framework continuing to apply.

The M&GPrudential Group has requested approval from the Prudential Regulatory Authority (PRA) to amend the group internal model to apply at the level of the M&GPrudential Group, rather than at the level of the existing Prudential Group. The decision is pending and is expected to be provided shortly before the planned demerger, such that the Prudential Group internal model remains in place until the demerger with M&GPrudential's model commencing from this point. The results set out below should not be interpreted as representing the Pillar I output from an approved Solvency II internal model for M&GPrudential and are subject to change.

Based on the assumptions that underpin the current approved Group internal model the estimated shareholder Solvency II surplus for the M&GPrudential Group at 30 June 2019 was £3.9 billion. The estimated pro forma position, assuming that the proposed demerger of M&GPrudential from Prudential plc had been completed as at 30 June 2019 based on the operating environment and economic conditions as at that date, was £3.9 billion (equivalent to a cover ratio of 169 per cent).

Estimated M&GPrudential Group Solvency II capital position*	As reportednote	Adjustments†	Pro Forma‡
Own funds (£bn)	9.5	0.0	9.5
Solvency Capital Requirement (£bn)	5.6	0.0	5.6
Surplus (£bn)	3.9	0.0	3.9
Solvency ratio (%)	169%	0%	169%
*  Based on outputs from the M&GPrudential Group internal model which has not yet been approved by the PRA.
†   The adjustments as shown in the table above, which result in an increase in surplus of £nil billion, represent the estimated impact on the M&GPrudential Group shareholder Solvency II capital position of the proposed demerger. The adjustments, which are based on current indicative estimates and are subject to change, include:
-     The expected impact of the transfer of £3.2 billion of subordinated debt to M&GPrudential by substituting M&GPrudential in the place of Prudential plc as issuer of such debt;

-     The expected proceeds of £3.0 billion from a pre-demerger dividend to be paid by M&GPrudential to Prudential plc shortly before demerger, together with planned dividends of £0.3 billion expected to be paid earlier. All dividends are subject to the customary legal and governance considerations required before approval by the M&GPrudential Board; and
-     £0.1 billion of other associated effects.
‡   No account has been taken of any trading and other changes in the financial position of the M&GPrudential Group after 30 June 2019, thus the pro forma shareholder Solvency II capital position does not reflect the actual shareholder Solvency II capital position of the M&GPrudential Group following the completion of the proposed demerger.

Note
The M&GPrudential Group Solvency II capital position at 30 June 2019 has been subject to examination by KPMG LLP.

(b)   Local Capital Summation Method (LCSM)
Following the proposed demerger of M&GPrudential from Prudential plc, the Hong Kong Insurance Authority (IA) will assume the role of the group-wide supervisor for the retained Group (excluding M&GPrudential). The retained Group will no longer be subject to Solvency II capital requirements. Ultimately, Prudential plc will become subject to the Group Wide Supervision (GWS) framework which is currently under development by the Hong Kong IA for the industry and is not expected to come into force until the second half of 2020 (subject to the legislative process) at the earliest.

Until Hong Kong's GWS framework comes into force, Prudential will apply the local capital summation method (LCSM) that has been agreed with the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the group will be used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The group available capital will be determined by the summation of available capital across local solvency regimes for regulated entities and IFRS net assets (with adjustments described below) for non-regulated entities. The Hong Kong IA has yet to make any final decisions regarding the GWS framework for the industry and it continues to consider and consult on the proposed legislation and related guidelines. The amounts below should not therefore be interpreted as representing the results or requirements under the industry-wide GWS framework and are not intended to provide a forecast of the eventual position.

In determining the LCSM available capital and minimum required capital the following principles have been applied:

-       For regulated insurance entities, available and required capital is based on the local solvency regime applicable in each jurisdiction, with required capital set at the solo legal entity statutory minimum capital requirements. The treatment of participating funds is consistent with the local basis. For the US insurance entities, available and required capital is based on the local US RBC framework set by the NAIC with required capital set at 100 per cent of the Company Action Level;
-       For asset management operations and other regulated entities, the shareholder capital position is derived based on the sectoral basis applicable in each jurisdiction, with required capital based on the solo legal entity statutory minimum capital requirement;
-       For non-regulated entities, the available capital is based on IFRS net assets after deducting intangible assets. No required capital is held in respect of unregulated entities;
-       Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of available capital; and
-       The Hong Kong IA has agreed that certain specific bonds (being those subordinated debt instruments expected to be held by Prudential plc at the date of demerger) can be included as part of the group's capital resources for the purposes of satisfying group minimum and prescribed capital requirements from the date of demerger as part of the LCSM. Grandfathering provisions under the GWS framework remain subject to further consultation and the Hong Kong legislative process in due course.

At 30 June 2019 the Prudential Group's aggregated (ie policyholder and shareholder) surplus of available capital over the Group minimum capital requirement calculated using the LCSM outlined above, and excluding M&GPrudential, was £16.0 billion before allowing for the payment of the 2019 first interim ordinary dividend.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. If the available capital and minimum capital requirement attributed to this business is excluded, then the Prudential Group shareholder surplus of available capital over the Group minimum capital requirement at 30 June 2019, using the LCSM outlined above, and excluding M&GPrudential, was £7.4 billion before allowing for the payment of the 2019 first interim ordinary dividend. This is analysed as follows:

Estimated Group shareholder LCSM capital position at 30 June 2019
	Asia £bn	US £bn	Unallocated to a segment £bn	Total £bn
Available Capital	5.8	3.9	0.9	10.6
Minimum Required Capital	2.2	1.0	-	3.2
LCSM surplus	3.6	2.9	0.9	7.4

The estimated pro forma shareholder position presented below assumes the proposed demerger of M&GPrudential from Prudential plc had completed as at 30 June 2019.

Estimated Group shareholder LCSM pro-forma capital position as at 30 June 2019

	As reported
	Consolidated	Less Policyholder	Shareholder	Adjustments†	Pro Forma‡
Available Capital* (£bn)	22.8	(12.2)	10.6	+0.3	10.9
Minimum Required Capital (£bn)	6.8	(3.6)	3.2	-	3.2
LCSM surplus (£bn)	16.0	(8.6)	7.4	+0.3	7.7
LCSM ratio (%)	337%	(5)%	332%	+8%	340%
*  Excludes M&GPrudential and includes £2.9 billion of subordinated debt issued by Prudential plc that is expected to be transferred to M&GPrudential pre-demerger and hence has not been grandfathered with Hong Kong IA.
†   The adjustments as shown in the table above, which result in an increase in surplus of £0.3 billion, represent the estimated impact on the retained Prudential Group shareholder LCSM capital position of the proposed demerger. The adjustments, which are based on current indicative estimates and are subject to change, include:
- A reduction of £2.9 billion for the expected impact of the transfer of subordinated debt to M&GPrudential by substituting M&GPrudential in the place of Prudential as issuer of such debt. The £2.9 billion represents debt capable of being substituted that was held at 30 June 2019. A further £0.3 billion was raised in July bringing the total of subordinated debt expected to be transferred to £3.2 billion;
- An increase for the expected proceeds of £3.0 billion from a pre-demerger dividend to be paid by M&GPrudential to Prudential plc shortly before demerger, together with planned dividends of £0.3 billion expected to be paid earlier. All dividends are subject to the customary legal and governance considerations required before approval by the M&GPrudential Board; and
- A reduction of £0.1 billion for expected directly attributable transaction costs associated with the proposed demerger that have yet to be incurred at 30 June 2019.
‡       No account has been taken of any trading and other changes in financial position of the Prudential Group after 30 June 2019, thus the pro forma shareholder LCSM capital position does not reflect the actual shareholder LCSM capital position of the retained Prudential Group following the completion of the proposed demerger.

Reconciliation of Group shareholder Solvency II capital position to shareholder LCSM capital position at 30 June 2019

	Available capital £bn	Capital requirements £bn	Surplus £bn
Estimated Group shareholder Solvency II capital position	30.4	13.7	16.7
Remove M&GPrudential	(9.5)	(5.6)	(3.9)
Reduction in capital requirements from Solvency II SCR to Solvency II MCR	-	(5.1)	5.1
Adjust insurance entities' Solvency II available capital to local basis	(10.3)	-	(10.3)
Other	-	0.2	(0.2)
Estimated Group shareholder LCSM capital position (excluding M&GPrudential)	10.6	3.2	7.4

The key items of the reconciliation as at 30 June 2019 are:

-    Removal of the M&GPrudential Solvency II own funds (£9.5 billion) and SCR (£5.6 billion) at 30 June 2019;
-    £(5.1) billion representing the adjustment required to restate Solvency II SCR to Solvency II MCR, including the reduction in US entities' required capital from the 150 per cent of the US Risk Based Capital requirement (Company Action Level) allowed for within the Solvency II SCR to the 100 per cent relevant to the MCR reducing required capital by £0.5 billion;
-    £(10.3) billion due to valuation differences between Solvency II and the local solvency regime in each jurisdiction. This mainly relates to the removal of the value of in-force business (restricted by the Solvency II definition of 'contract boundaries') captured in the Solvency II own funds for the Asian business but excluded from the local basis. For Jackson it includes the reversal of the reduction made to Solvency II available capital equal to 100 per cent of the US Risk Based Capital requirement (Company Action Level) increasing available capital by £1.0 billion; and
-    £0.2 billion due to other items.

Reconciliation of Group IFRS shareholders' equity to shareholder LCSM available capital position at 30 June 2019

Available capital £bn
Group IFRS shareholders' equity	19.7
Remove M&GPrudential	(8.3)
Add subordinated debt at IFRS book value	6.5
Valuation differences	6.1
Remove DAC, goodwill and intangibles	(13.1)
Other	(0.3)
Estimated Group shareholder LCSM available capital (excluding M&GPrudential)	10.6

Valuation differences of £6.1 billion primarily relate to differences on the basis of valuing assets and liabilities between IFRS and local statutory valuation rules, including reductions for inadmissible assets. The most significant difference arises in Jackson where local statutory reserves are reduced by an allowance for future surrender charges. IFRS makes no such allowance but instead defers acquisition costs on the balance sheet as a separate asset (which is not recognised on the statutory balance sheet).

I(ii)   Funds under management

(a)    Summary
For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the statement of financial position. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses, by segment, the funds of the Group held in the statement of financial position and the external funds that are managed by Prudential's asset management businesses.

	2019 £bn	2018 £bn
	30 Jun	30 Jun	31 Dec
Asia operations:
Internal funds	102.8	83.7	89.5
Eastspring Investments external funds	67.0	52.4	61.1
	169.8	136.1	150.6
US operations - internal funds	204.1	183.7	183.1
Other operations NOTES TO PRIMARY STATEMENTS	2.2	2.7	2.4
Total funds under management from continuing operations	376.1	322.5	336.1
M&GPrudential:
Internal funds, including PruFund-backed products	188.1	176.4	174.3
External funds	153.0	165.5	146.9
Total funds under management from discontinued UK and Europe operations	341.1	341.9	321.2
Total Group funds under managementnote	717.2	664.4	657.3

Note
Total Group funds under management comprise:

	2019 £bn	2018 £bn
	30 Jun	30 Jun	31 Dec
Total investments per the consolidated statement of financial position	496.0	448.0	449.6
External funds of M&GPrudential and Eastspring Investments (as analysed in note (b) below)	219.9	217.9	208.0
Internally managed funds held in joint ventures and other adjustments	1.3	(1.5)	(0.3)
Prudential Group funds under management	717.2	664.4	657.3

(b)    Investment products - external funds under management

		Half year 2019 £m
	At 1 Jan 2019	Market gross inflows	Redemptions	Market and other movements	At 30 Jun 2019
Eastspring Investments	61,057	119,791	(117,711)	3,827	66,964
M&G Investments:
Wholesale/Direct	69,465	11,867	(16,118)	4,267	69,481
Institutional	77,481	5,926	(6,261)	6,334	83,480
Total M&G Investmentsnote (1)	146,946	17,793	(22,379)	10,601	152,961
Group totalnote (2)	208,003	137,584	(140,090)	14,428	219,925

		Half year 2018 £m
	At 1 Jan 2018	Market gross inflows	Redemptions	Market and other movements	At 30 Jun 2018
Eastspring Investments	55,885	105,792	(105,990)	(3,250)	52,437
M&G Investments:
Wholesale/Direct	79,697	16,471	(14,317)	(2,030)	79,821
Institutional	84,158	4,930	(3,536)	117	85,669
Total M&G Investmentsnote (1)	163,855	21,401	(17,853)	(1,913)	165,490
Group totalnote (2)	219,740	127,193	(123,843)	(5,163)	217,927

		Full year 2018 £m
	At 1 Jan 2018	Market gross inflows	Redemptions	Market and other movements	At 31 Dec 2018
Eastspring Investments	55,885	212,070	(212,156)	5,258	61,057
M&G Investments:
Wholesale/Direct	79,697	24,584	(29,452)	(5,364)	69,465
Institutional	84,158	12,954	(18,001)	(1,630)	77,481
Total M&G Investmentsnote (1)	163,855	37,538	(47,453)	(6,994)	146,946
Group totalnote (2)	219,740	249,608	(259,609)	(1,736)	208,003

Notes
(1)  The results exclude the contribution from PruFund products net inflows of £3.5 billion in half year 2019 (half year 2018: £4.4 bil NOTES TO PRIMARY STATEMENTS lion; full year 2018: £8.5 billion) and funds under management of £49.6 billion as at 30 June 2019 (30 June 2018: £40.3 billion; 31 December 2018: £43.0 billion).
(2)  The £219.9 billion (30 June 2018: £217.9 billion; 31 December 2018: £208 billion) investment products comprise of £209.4 billion (30 June 2018: £207.9 billion; 31 December 2018: £196.4 billion) plus Asia Money Market Funds of £10.5 billion (30 June 2018: £10.0 billion; 31 December 2018: £11.6 billion).

I(iii)  Holding company cash flow*

	2019 £m	2018 £m
	Half year	Half year	Full year
Net cash remitted by business units:
From continuing operations
Asia net remittances to the Group	451	391	699
US remittances to the Group	400	342	342
Other UK (including Prudential Capital) paid to the Group	5	37	37
Total continuing operations	856	770	1,078
From discontinued UK and Europe operations	356	341	654
Net remittances to the Group from business unitsnote (a)	1,212	1,111	1,732
Net interest paid	(218)	(187)	(366)
Tax received	93	81	142
Corporate activities	(97)	(113)	(206)
Total central outflows	(222)	(219)	(430)
Operating holding company cash flow before dividend	990	892	1,302
Dividend paid	(870)	(840)	(1,244)
Operating holding company cash flow after dividend	120	52	58
Non-operating net cash flowsnote (b)	(999)	(106)	913
Total holding company cash flow	(879)	(54)	971
Cash and short-term investments at beginning of period	3,236	2,264	2,264
Foreign exchange movements	8	-	1
Cash and short-term investments at end of periodnote (c)	2,365	2,210	3,236
* The holding company cash flow differs from the IFRS cash flow statement, which includes all cash flows in the period including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity.

Notes
(a)   Net cash remittances comprise dividends and other transfers from business units that are reflective of emerging earnings and capital generation. In half year 2019 it includes £191 million of proceeds from the reduction in the Group's shareholding in ICICI Prudential.
(b)   Non-operating net cash flows principally relate to the repayment of debt, demerger costs and associated transactions and payments for distribution rights. In full year 2018, the amounts include the receipts from issuance of debt.
(c)   Including central finance subsidiaries.

I(iv)  Analysis of adjusted IFRS operating profit based on longer-term investment returns by driver from continuing long-term insurance businesses

This schedule classifies the Group's adjusted IFRS operating profit based on longer-term investment returns (operating profit) from continuing long-term insurance businesses into the underlying drivers using the following categories:

-      Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.
-      Fee income represents profit driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds, net of investment management expenses.
-      With-profits represents the pre-tax shareholders' transfer from the with-profits business for the period.
-      Insurance margin primarily represents profit derived from the insurance risks of mortality and morbidity.
-      Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).
-      Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
-      DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

(a)   Margin analysis of long-term insurance business - continuing operations
The following analysis expresses certain of the Group's sources of adjusted IFRS operating profit based on longer-term investment returns as a margin of policyholder liabilities or other relevant drivers. Details on the calculation of the Group's average policyholder liability balances are given in note (1).

	Half year 2019
	Asia	US	Group total	Average liability	Margin
	£m	£m	£m	£m	bps
	note (b)	note (c)		note (1)	note(2)
Spread income	119	230	349	65,174	107
Fee income	111	1,238	1,349	157,676	171
With-profits	41	-	41	43,294	19
Insurance margin	852	549	1,401
Margin on revenues	1,124	-	1,124
Expenses:
Acquisition costsnote (3)	(802)	(382)	(1,184)	2,809	(42)%
Administration expenses	(547)	(637)	(1,184)	225,483	(105)
DAC adjustmentsnote (4)	132	191	323
Expected return on shareholder assets	69	14	83
	1,099	1,203	2,302
Share of related tax charges from joint ventures and associatenote (5)	(4)	-	(4)
Adjusted IFRS operating profit based on longer-term investment returns from continuing long-term business	1,095	1,203	2,298

	Half year 2018 AERnote (7)
	Asia	US	Group total	Average liability	Margin
	£m	£m	£m	£m	bps
	note (b)	note (c)		note (1)	note (2)
Spread income	112	295	407	54,268	150
Fee income	108	1,185	1,293	149,991	172
With-profits	30	-	30	34,032	18
Insurance margin	723	463	1,186
Margin on revenues	1,004	-	1,004
Expenses:
Acquisition costsnote (3)	(721)	(384)	(1,105)	2,552	(43)%
Administration expenses	(512)	(580)	(1,092)	208,441	(105)
DAC adjustmentsnote (4)	143	10	153
Expected return on shareholder assets	58	12	70
	945	1,001	1,946
Share of related tax charges from joint ventures and associatenote (5)	(18)	-	(18)
Adjusted IFRS operating profit based on longer-term investment returns from continuing long-term business	927	1,001	1,928

	Half year 2018 CERnotes (6)(7)
	Asia	US	Total	Average liability	Margin
	£m	£m	£m	£m	bps
	note (b)	note (c)		note (1)	note (2)
Spread income	115	314	429	57,280	150
Fee income	110	1,260	1,370	158,567	173
With-profits	31	-	31	35,700	17
Insurance margin	750	491	1,241
Margin on revenues	1,042	-	1,042
Expenses:
Acquisition costsnote (3)	(749)	(408)	(1,157)	2,674	(43)%
Administration expenses	(526)	(617)	(1,143)	219,632	(104)
DAC adjustmentsnote (4)	148	11	159
Expected return on shareholder assets	60	13	73
	981	1,064	2,045
Share of related tax charges from joint ventures and associatenote (5)	(18)	-	(18)
Adjusted IFRS operating profit based on longer-term investment returns from continuing long-term business	963	1,064	2,027

Notes to the tables throughout I(iv)
(1)   For Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period. The calculation of average liabilities for the US is generally derived from month-end balances throughout the period as opposed to opening and closing balances only. The average liabilities for fee income in the US have been calculated using daily balances instead of month-end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. Average liabilities for spread income are based on the general account liabilities to which spread income is attached. Average liabilities used to calculate the administration expenses margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.
(2)   Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.
(3)   The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(4)   The DAC adjustments contain a credit of £25 million in respect of joint ventures and associate in half year 2019 (half year 2018: £14 million).
(5)   Under IFRS, the Group's share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group's profit before tax on a net of related tax basis. These tax charges are shown separately in the analysis of Asia operating profit drivers in order for the contribution from the joint ventures and associate to be included in the margin analysis on a consistent basis as the rest of the Asia's operations.
(6)   The half year 2018 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation. CER results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at current period average rates. For Asia, CER average liabilities have been translated using current period opening and closing exchange rates. For US, CER average liabilities have been translated at the current period month-end closing exchange rates.
(7)   The half year 2018 comparative results exclude the contribution from the UK and Europe operations, which have been classified as discontinued at 30 June 2019.

(b)   Margin analysis of long-term insurance business - Asia

	Half year 2019			Half year 2018 AER			Half year 2018 CERnote (6)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	£m	£m	bps	£m	£m	bps	£m	£m	bps
Long-term business		note (1)	note (2)		note (1)	note (2)		note (1)	note (2)
Spread income	119	21,816	109	112	17,872	125	115	18,515	124
Fee income	111	20,843	107	108	19,903	109	110	20,513	107
With-profits	41	43,294	19	30	34,032	18	31	35,700	17
Insurance margin	852			723			750
Margin on revenues	1,124			1,004			1,042
Expenses:
Acquisition costsnote (3)	(802)	1,978	(41)%	(721)	1,736	(42)%	(749)	1,806	(41)%
Administration expenses	(547)	42,659	(256)	(512)	37,775	(271)	(526)	39,028	(270)
DAC adjustmentsnote (4)	132			143			148
Expected return on shareholder assets	69			58			60
	1,099			945			981
Share of related tax charges from joint ventures and associatenote (5)	(4)			(18)			(18)
Adjusted IFRS operating profit based on longer-term investment returns	1,095			927			963

Analysis of Asia operating profit drivers

-    Spread income has increased on a CER basis by 3 per cent (AER: 6 per cent) to £119 million in half year 2019, with a decrease in the margin on a CER basis from 124 basis points (AER: 125 basis points) in half year 2018 to 109 basis points in half year 2019 predominantly reflecting the changes in investment mix, product and geographical mix as well as lower interest rates in the period.
-    Fee income has increased by 1 per cent on a CER basis (AER: 3 per cent) to £111 million in half year 2019, broadly in line with the increase in movement in average unit-linked liabilities.
-    Insurance margin has increased by 14 per cent on a CER basis (AER: 18 per cent), primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of protection products.
-    Margin on revenues has increased by 8 per cent on a CER basis (AER: 12 per cent) to £1,124 million in half year 2019, primarily reflecting higher premiums together with the effect of changes in product mix.
-    Acquisition costs have increased by 7 per cent on a CER basis (AER: 11 per cent) to £(802) million in half year 2019, compared to a 10 per cent increase in APE sales on a CER basis (AER : 14 per cent). The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator, the acquisition cost ratio would become 66 per cent (half year 2018: 69 per cent on a CER basis), the decrease being the result of product and geographical mix.
-    Administration expenses including renewal commissions have increased by 4 per cent on a CER basis (AER: 7 per cent) to £(547) million in half year 2019 as the business continues to expand. On a CER basis, the administration expense ratio has decreased from 270 basis points in half year 2018 to 256 basis points in half year 2019 as a result of changes in geographical and product mix.

(c)   Margin analysis of long-term insurance business - US

	Half year 2019			Half year 2018 AER			Half year 2018 CERnote (6)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	£m	£m	bps	£m	£m	bps	£m	£m	bps
Long-term business		note (1)	note (2)		note (1)	note (2)		note (1)	note (2)
Spread income	230	43,358	106	295	36,396	162	314	38,765	162
Fee income	1,238	136,833	181	1,185	130,088	182	1,260	138,054	183
Insurance margin	549			463			491
Expenses:
Acquisition costsnote (3)	(382)	831	(46)%	(384)	816	(47)%	(408)	868	(47)%
Administration expenses	(637)	182,824	(70)	(580)	170,666	(68)	(617)	180,604	(68)
DAC adjustments	191			10			11
Expected return on shareholder assets	14			12			13
Adjusted IFRS operating profit based on longer-term investment returns	1,203			1,001			1,064

Analysis of US operating profit drivers

-      Spread income has decreased by 27 per cent on a CER basis (AER: 22 per cent) to £230 million in half year 2019, reflecting the combination of lower spread income and lower swap income. The reduction in spread income reflects the effect of lower invested asset yields. The decline in swap income is a result of the unfavourable impact of higher short-term interest rates over much of the period. The decline in spread margin to 106 basis points from 162 basis points at half year 2018 (on and AER and CER basis) in relation to average spread-related general account assets also reflects the full consolidation in the current period of the assets acquired with the John Hancock transaction in November 2018. Excluding the effect of the swaps transactions, the spread margin would have been 95 basis points (half year 2018: 133 basis points).
-      Fee income has decreased on a CER basis by 2 per cent (AER: increased by 4 per cent) to £1,238 million in half year 2019, primarily due to lower average separate account balances as a result of market depreciation during the second half of 2018. Fee income margin has decreased to 181 basis points from 183 basis points on a CER basis (AER: 182 basis points) primarily reflecting a change in product mix.
-      Insurance margin represents profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin increased on a CER basis from £491 million (AER: £463 million) in half year 2018 to £549 million in half year 2019. The increase is due to higher income from variable annuity guarantees and a contribution from the John Hancock business acquired in the fourth quarter of 2018.
-      Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased on a CER basis by 6 per cent (AER: 1 per cent). This primarily reflects a 4 per cent decrease in APE sales.
-      Administration expenses increased on a CER basis from £(617) million (AER £(580) million) in half year 2018 to £(637) million in half year 2019, primarily as a result of higher asset-based commissions. Excluding these asset-based commissions, the resulting administration expense ratio would be 34 basis points (half year 2018: 34 basis points on a CER basis; 33 basis points on AER basis).
-      DAC adjustments in half year 2019 was a positive £191 million (half year 2018: positive £11 million on a CER basis) due to a decrease in the DAC amortisation charge. The lower DAC amortisation charge in half year 2019 arises largely from a deceleration of amortisation of £148 million (half year 2018: acceleration of £(45) million on a CER basis) driven primarily by higher equity market returns in the first half of 2019.

Analysis of adjusted IFRS operating profit based on longer-term investment returns for US insurance operations before and after acquisition costs and DAC adjustments

	Half year 2019 £m				Half year 2018 AER £m				Half year 2018 CERnote (6) £m
		Acquisition costs				Acquisition costs				Acquisition costs
	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments
Total adjusted IFRS operating profit based on longer-term investment returns before acquisition costs and DAC adjustments	1,394	-	-	1,394	1,375	-	-	1,375	1,462	-	-	1,462
Less new business strain	-	(382)	285	(97)	-	(384)	290	(94)	-	(408)	308	(100)
Other DAC adjustments - amortisation of previously deferred acquisition costs:												-
Normal	-	-	(242)	(242)	-	-	(238)	(238)	-	-	(253)	(253)
(Accelerated) decelerated	-	-	148	148			(42)	(42)	-	-	(45)	(45)
Total adjusted IFRS operating profit based on longer-term investment returns	1,394	(382)	191	1,203	1,375	(384)	10	1,001	1,462	(408)	10	1,064

Analysis of adjusted IFRS operating profit based on longer-term investment returns for US by product

	Half year 2019 £m	Half year 2018 £m		Half year 2019 vs half year 2018%
		AER	CERnote (6)	AER	CERnote (6)
Spread business	123	153	163	(20)%	(25)%
Fee business	1,048	791	841	32%	25%
Life and other business	32	57	60	(44)%	(47)%
Total insurance business	1,203	1,001	1,064	20%	13%
Asset management and broker-dealer	12	1	1	1,100%	1,100%
Total US	1,215	1,002	1,065	21%	14%

The analysis of adjusted IFRS operating profit based on longer-term investment returns for US by product represents the net profit generated by each line of business after allocation of costs. Broadly:

-    Spread business is the net adjusted operating profit for fixed annuity, fixed indexed annuity and guaranteed investment contracts and largely comprises spread income less costs.
-    Fee business represents profit from variable annuity products. As well as fee income, revenue for this product line includes spread income from investments directed to the general account and other variable annuity fees included in insurance margin.
-    Life and other business include profit from the REALIC business and other closed life books. Revenue allocated to this product line includes spread income and premiums and policy charges for life protection, which are included in insurance margin after claim costs.

I(v)   Asia operations - analysis of adjusted IFRS operating profit based on longer-term investment returns by business unit

(a)   Analysis of adjusted IFRS operating profit based on longer-term investment returns by business unit
Adjusted operating profit based on longer-term investment returns for Asia operations are analysed below. The table below presents the half year 2018 results on both AER and CER bases to eliminate the impact of exchange translation.

	2019 £m	2018 £m		Half year 2019 vs half year 2018%		2018 £m
	Half year	Half year AER	Half year CER	AER	CER	Full year AER
Hong Kong	260	190	202	37%	29%	443
Indonesia	200	205	212	(2)%	(6)%	416
Malaysia	109	97	99	12%	10%	194
Philippines	26	20	21	30%	24%	43
Singapore	176	143	149	23%	18%	329
Thailand	48	46	48	4%	0%	113
Vietnam	83	63	67	32%	24%	149
South-east Asia including Hong Kong	902	764	798	18%	13%	1,687
China JV	69	62	61	11%	13%	143
Taiwan	24	19	20	26%	20%	51
Other	30	33	32	(9)%	(6)%	51
Non-recurrent items*	76	69	72	10%	6%	94
Total insurance operations	1,101	947	983	16%	12%	2,026
Share of related tax charges from joint ventures and associate	(4)	(18)	(18)	78%	78%	(40)
Development expenses	(2)	(2)	(2)	-	-	(4)
Total long-term business	1,095	927	963	18%	14%	1,982
Asset management (Eastspring Investments)	103	89	92	16%	12%	182
Total Asia	1,198	1,016	1,055	18%	14%	2,164
* In half year 2019, the adjusted IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £76 million (half year 2018: £69 million; full year 2018: £94 million) representing a small number of items that are not expected to reoccur, including the impact of a refinement to the run-off of the allowance for prudence within technical provisions.

(b)   Analysis of Eastspring Investments operating profit for the period

	2019 £m	2018 £m
	Half year	Half year	Full year
Operating income before performance-related feesnote (1)	239	216	424
Performance-related fees	1	2	17
Operating income (net of commission)note (2)	240	218	441
Operating expensenote (2)	(121)	(116)	(232)
Group's share of tax on joint ventures' operating profit	(16)	(13)	(27)
Operating profit for the period	103	89	182
Average funds under management	£162.4bn	£139.5bn	£146.3bn
Margin based on operating income*	29bps	31bps	29bps
Cost/income ratio†	51%	54%	55%

Notes
(1)   Operating income before performance-related fees for Eastspring Investments can be further analysed as follows:

	Retail	Margin of FUM*	Institutional‡	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps
30 Jun 2019	148	51	91	18	239	29
30 Jun 2018	128	54	88	19	216	31
31 Dec 2018	252	50	172	18	424	29
* Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.
†   Cost/income ratio represents cost as a percentage of operating income before performance-related fees.
‡   Institutional includes internal funds.
(2)     Operating income and expense include the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the condensed consolidated income statement of the Group IFRS basis results, the net post-tax income of the joint ventures and associates is shown as a single line item.

(c)   Eastspring Investments total funds under management
Eastspring Investments, the Group's asset management business in Asia, manages funds from external parties and also funds for the Group's insurance operations. The table below analyses the total funds under management managed by Eastspring Investments.

	2019 £bn	2018 £bn
	30 Jun	30 Jun	31 Dec
External funds under management*	67.0	52.4	61.1
Internal funds under management	102.5	85.8	90.2
Total funds under management	169.5	138.2	151.3
* The external funds under management for Eastspring Investments include Asia Money Market Funds at 30 June 2019 of £10.5 billion (30 June 2018: £10.0 billion; 31 December 2018: £11.6 billion).

I(vi)    Additional financial information on the discontinued UK and Europe operations

(a)   Analysis of profit for the period by driver

	2019 £m	2018 £m
	Half year	Half year	Full year
Core profit from long-term business	345	255	519
Shareholder-backed annuity new business	8	3	9
Changes in longevity assumption basis	127	-	441
Other management actions to improve solvency	16	63	58
Provision for guaranteed minimum pension equalisation	-	-	(55)
Insurance recoveries in respect of the review of past annuity sales	-	166	166
Operating profit from long-term business	496	487	1,138
General insurance commissions	2	19	19
Asset management operations	239	272	477
Head office costs	(21)	-	-
Restructuring costs	(29)	(42)	(109)
Adjusted IFRS operating profit based on longer-term investment returns	687	736	1,525
Fair value loss on debt extinguishmentnote	(169)	-	-
Other non-operating profit (loss)	299	(635)	(474)
Profit before tax	817	101	1,051
Tax charge attributable to shareholders' returns	(172)	(18)	(196)
Profit for period, net of related tax	645	83	855

Note
As described in note C6.1(vi) of the Group IFRS basis results, during the first half of 2019, the Group agreed to change the terms of certain debt holdings to enable M&GPrudential to be substituted as the issuer of the instruments (in the place of Prudential plc). The change in fair value of debt, driven by the higher coupon, will be borne by M&GPrudential post the proposed demerger and hence it has been included in the results from discontinued operations in the table above. The 2018 comparative results include a £(513) million loss arising on the reinsurance of part of the UK annuity portfolio to Rothesay Life.

(b)   Analysis of M&G Investments operating profit for the period

	2019 £m	2018 £m
	Half year	Half year	Full year
Asset management fee income	511	552	1,098
Other income	12	1	2
Operating income before performance-related feesnote	523	553	1,100
Staff costs	(176)	(190)	(384)
Other costs	(122)	(107)	(270)
Operating expense	(298)	(297)	(654)
Underlying profit before performance-related fees	225	256	446
Performance-related fees	7	8	15
Share of associate's results	7	8	16
Operating profit based on longer-term investment returns	239	272	477
Average funds under management	£263.8bn	£285.3bn	£276.6bn
Margin based on operating income*	40bps	39bps	40bps
Cost/income ratio†	57%	54%	59%

Note
Operating income before performance-related fees can be further analysed as follows:

	Retail	Margin of FUM*	Institutional‡	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps
30 Jun 2019	280	83	243	25	523	40
30 Jun 2018	331	84	222	21	553	39
31 Dec 2018	662	85	438	22	1,100	40
* Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.
†   Cost/income ratio represents operating expense as a percentage of operating income before performance-related fees.
‡   Institutional includes internal funds.

(c)    M&G Investments total funds under management
M&G Investments, the asset management business of M&GPrudential, manages funds from external parties and also funds for the Group's insurance operations. The table below analyses the total funds under management managed by M&G Investments.

	2019 £bn	2018 £bn
	30 Jun	30 Jun	31 Dec
External funds under management	153.0	165.5	146.9
Internal funds under management	123.7	120.3	118.2
Total funds under management	276.7	285.8	265.1

I(vii) Pro forma Prudential Group IFRS shareholders' equity, excluding M&GPrudential, as at 30 June 2019

The pro forma impact on the Prudential Group IFRS shareholders' equity below illustrates the estimated effect of the proposed demerger of M&GPrudential from Prudential plc as if it had completed as at 30 June 2019, is provided in the table below.

30 Jun 2019 £bn
IFRS shareholders' equity as reported in the statement of financial position	19.7
Adjustments:note (1)
Remove IFRS shareholders' equity of the discontinued M&GPrudential operations	(8.3)
Dividends to be remitted by M&GPrudential to Prudential plc prior to demerger	3.3
Directly attributable transaction costs to be borne by Prudential plc	(0.1)
(5.1)
Pro forma IFRS shareholders' equitynote (2)	14.6

Notes
(1)   The adjustments as shown in the table above, which result in a decrease in IFRS shareholders' equity of £5.1 billion, represent the estimated impact on the retained Prudential Group's IFRS shareholders' equity of the proposed demerger. The adjustments, which are calculated based on the information and assumptions at 30 June 2019 and therefore, do not necessarily represent the actual financial position following the proposed demerger, include:

-   The removal of the IFRS shareholders' equity of M&GPrudential as at 30 June 2019 of £8.3 billion, as shown in note D2.2;
-   The expected proceeds of £3.0 billion from a pre-demerger dividend to be paid by M&GPrudential to Prudential plc, shortly before demerger, together with planned dividends of £0.3 billion expected to be paid earlier. All dividends are subject to the customary legal and governance considerations required before approval by the M&GPrudential Board; and
-   £0.1 billion of expected transaction related costs associated with the proposed demerger that have yet to be incurred at 30 June 2019, principally relating to fees to advisors. Further information on the total costs associated with the demerger are set out in the CFO Report.

The expected transfer of £3.2 billion of debt to M&GPrudential prior to the proposed demerger by substituting M&GPrudential in the place of Prudential plc as issuer of such debt, as discussed in note C6.1, does not result in a separate pro forma adjustment to IFRS shareholders equity.

(2)   No account has been taken of any trading and other changes in financial position of the Prudential Group after 30 June 2019, thus the pro forma IFRS shareholders' equity does not reflect the actual IFRS shareholders' equity of the retained Prudential Group following the completion of the demerger.

I(viii)    Return on IFRS shareholders' funds

Operating return on IFRS shareholders' funds is calculated as operating profit net of tax and non-controlling interests divided by opening shareholders' equity. Total comprehensive return on shareholders' funds is calculated as IFRS total comprehensive income for the period net of tax and non-controlling interests divided by opening shareholders' equity. Detailed reconciliation of operating profit based on longer-term investment returns to IFRS profit before tax for continuing operations is shown in note B1.1 to the Group IFRS basis results. The reconciliation for discontinued operations is shown in note I(vi).

	Half year 2019 £m
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group
Operating profit based on longer-term investment returns	1,198	1,215	(389)	2,024	687	2,711
Tax on operating profit	(168)	(203)	39	(332)	(146)	(478)
Profit attributable to non-controlling interests	(4)	-	(1)	(5)	-	(5)
Operating profit based on longer-term investment returns, net of tax and non-controlling interests	1,026	1,012	(351)	1,687	541	2,228
Non-operating profit (loss), net of tax	607	(1,222)	(182)	(797)	104	(693)
IFRS profit for the period, net of tax and non-controlling interests	1,633	(210)	(533)	890	645	1,535
Other comprehensive income, net of tax and non-controlling interests	84	1,748	(82)	1,750	4	1,754
IFRS total comprehensive income	1,717	1,538	(615)	2,640	649	3,289
Opening shareholders' funds	6,419	5,624	(3,494)	8,549	8,700	17,249
Annualised operating return on shareholders' funds (%)*	32%	36%	(20)%	39%	12%	26%
Annualised total comprehensive return on shareholders' funds (%)*	53%	55%	(35)%	62%	15%	38%
* Half year profits are annualised by multiplying by two.

	Half year 2018* £m
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group
Operating profit based on longer-term investment returns	1,016	1,002	(349)	1,669	736	2,405
Tax on operating profit	(151)	(177)	41	(287)	(142)	(429)
Profit attributable to non-controlling interests	-	-	(1)	(1)	-	(1)
Operating profit based on longer-term investment returns, net of tax and non-controlling interests	865	825	(309)	1,381	594	1,975
Non-operating profit (loss), net of tax	(326)	145	72	(109)	(511)	(620)
IFRS profit for the period, net of tax and non-controlling interests	539	970	(237)	1,272	83	1,355
Other comprehensive income, net of tax and non-controlling interests	22	(790)	(66)	(834)	62	(772)
IFRS total comprehensive income	561	180	(303)	438	145	583
Opening shareholders' funds	5,925	5,248	(3,331)	7,842	8,245	16,087
Annualised operating return on shareholders' funds (%)†	29%	31%	(19)%	35%	14%	25%
Annualised total comprehensive return on shareholders' funds (%)†	19%	7%	(18)%	11%	4%	7%
* The half year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations as at 30 June 2019.
†  Half year profits are annualised by multiplying by two.

	Full year 2018* £m
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group
Operating profit based on longer-term investment returns	2,164	1,919	(781)	3,302	1,525	4,827
Tax on operating profit	(308)	(301)	110	(499)	(293)	(792)
Profit attributable to non-controlling interests	(1)	-	(2)	(3)	-	(3)
Operating profit based on longer-term investment returns, net of tax and non-controlling interests	1,855	1,618	(673)	2,800	1,232	4,032
Non-operating profit (loss), net of tax	(496)	(134)	(15)	(645)	(377)	(1,022)
IFRS profit for the period, net of tax and non-controlling interests	1,359	1,484	(688)	2,155	855	3,010
Other comprehensive income, net of tax and non-controlling interests	221	(754)	(185)	(718)	57	(661)
IFRS total comprehensive income	1,580	730	(873)	1,437	912	2,349
Opening shareholders' funds	5,925	5,248	(3,331)	7,842	8,245	16,087
Operating return on shareholders' funds (%)	31%	31%	(20)%	36%	15%	25%
Total comprehensive return on shareholders' funds (%)	27%	14%	(26)%	18%	11%	15%
* The full year 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations as at 30 June 2019.

Return on shareholders' funds based on total profit for the period

Total return on shareholders' funds is calculated as IFRS profit for the period net of tax and non-controlling interests divided by opening shareholders' equity.

	2019 £m	2018 £m
	Half year*	Half year*	Full year
Total profit for the period, net of tax and minority interest	1,535	1,355	3,010
Opening Shareholders' funds	17,249	16,087	16,087
Return on shareholders' funds	18%	17%	19%
* Half year profits are annualised by multiplying by two.

II    Calculation of alternative performance measures
The half year 2019 report uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)   Reconciliation of adjusted IFRS operating profit based on longer-term investment returns from continuing operations to profit before tax

Adjusted IFRS operating profit attributable to shareholders based on longer-term investment returns from continuing operations (operating profit) presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

-   Short-term fluctuations in investment returns on shareholder-backed business;
-   Amortisation of acquisition accounting adjustments arising on the purchase of business;
-   Gain or loss on corporate transactions, such as disposals undertaken in the period; and
-   Profit for the period from discontinued operations.

More details on how adjusted IFRS operating profit based on longer-term investment returns is determined are included in note B1.3 of the Group IFRS basis results.

II(ii)  Calculation of IFRS gearing ratio

IFRS gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders' equity plus net core structural borrowings.

	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
Core structural borrowings of shareholder-financed businesses	7,441	6,367	7,664
Less holding company cash and short-term investments	(2,365)	(2,210)	(3,236)
Net core structural borrowings of shareholder-financed businesses	5,076	4,157	4,428
Closing shareholders' equity	19,672	15,882	17,249
Closing shareholders' equity plus net core structural borrowings	24,748	20,039	21,677
IFRS gearing ratio	21%	21%	20%

II(iii) Calculation of IFRS shareholders' funds per share

IFRS shareholders' funds per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the period (30 June 2019: 2,600 million shares; 30 June 2018: 2,592 million shares; 31 December 2018: 2,593 million shares).

			30 Jun 2019
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group
Closing IFRS shareholders' equity (£ million)	7,643	6,752	(3,003)	11,392	8,280	19,672
Shareholders' funds per share (pence)	294p	260p	(116)p	438p	319p	757p

			30 Jun 2018
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group
Closing IFRS shareholders' equity (£ million)	5,740	5,100	(3,004)	7,836	8,046	15,882
Shareholders' funds per share (pence)	221p	197p	(116)p	302p	311p	613p

			31 Dec 2018
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Total Group
Closing IFRS shareholders' equity (£ million)	6,419	5,624	(3,494)	8,549	8,700	17,249
Shareholders' funds per share (pence)	248p	217p	(135)p	330p	335p	665p

II(iv) Calculation of asset management cost/income ratio

The asset management cost/income ratio is calculated as asset management operating expenses, adjusted for commission and joint venture contribution, divided by asset management total IFRS revenue, adjusted for commission, joint venture contribution, performance-related fees and non-operating items.

	Eastspring Investments - continuing
	2019 £m	2018 £m
	Half year	Half year	Full year
Operating income before performance-related fees	239	216	424
Share of joint venture revenue	(93)	(99)	(188)
Commission	68	59	118
Performance-related fees	1	2	17
IFRS revenue	215	178	371

Operating expense	121	116	232
Share of joint venture expense	(40)	(58)	(100)
Commission	68	59	118
IFRS charges	149	117	250
Cost/income ratio: operating expense/operating income before performance-related fees	51%	54%	55%

	M&GPrudential asset management - discontinued
	2019 £m	2018 £m
	Half year	Half year	Full year
Operating income before performance-related fees	523	553	1,100
Commission	132	155	313
Performance-related fees	7	8	15
Investment return	-	-	(14)
Short-term fluctuations in investment returns on shareholder-backed business	7	(6)	(15)
IFRS revenue	669	710	1,399

Operating expense used in cost/income ratio	298	297	654
Investment return	-	-	(14)
Commission	132	155	313
IFRS charges	430	452	953
Cost/income ratio: operating expense/operating income before performance-related fees	57%	54%	59%

II(v)    Reconciliation of Asia renewal insurance premium to gross premiums earned

Asia renewal insurance premium is calculated as IFRS gross earned premiums less new business premiums and adjusted for the contribution from joint ventures.

	2019 £m	2018 £m
	Half year	Half year	Full year
Asia renewal insurance premium	7,093	6,076	12,856
Add: General insurance premium	50	42	90
Add: IFRS gross earned premium from new regular and single premium business	2,406	2,237	4,809
Less: Renewal premiums from joint ventures	(693)	(619)	(1,286)
Asia segment IFRS gross premiums earned	8,856	7,736	16,469

II(vi)   Reconciliation of APE new business sales to gross premiums earned

The Group reports APE new business sales as a measure of the new policies sold in the period. This differs from the IFRS measure of gross premiums earned as shown below:

	2019 £m	2018* £m
	Half year	Half year	Full year
Annual premium equivalents (APE) from continuing operations	2,809	2,552	5,286
Adjustment to include 100% of single premiums on new business sold in the periodnote (a)	8,762	8,356	15,966
Premiums from in-force business and other adjustmentsnote (b)	4,722	3,878	12,911
Gross premiums earned from continuing operations	16,293	14,786	34,163

Annual premiums equivalents (APE) from discontinued UK and Europe operations	705	770	1,516
Adjustment to include 100% of single premiums on new business sold in the periodnote (a)	5,503	6,021	12,043
Premiums from in-force business and other adjustmentsnote (b)	(301)	(236)	(498)
Gross premiums earned from discontinued operations	5,907	6,555	13,061
* The 2018 comparative results have been re-presented from those previously published to reflect the Group's UK and Europe operations as discontinued operations as at 30 June 2019.

Notes
(a)   APE new business sales only include one tenth of single premiums, recorded on policies sold in the period. Gross premiums earned include 100 per cent of such premiums.
(b)   Other adjustments principally include amounts in respect of the following:
-      Gross premiums earned include premiums from existing in-force business as well as new business. The most significant amount is recorded in Asia, where a significant portion of regular premium business is written. Asia in-force premiums form the vast majority of the other adjustment amount;
-      In October 2018, Jackson entered into a 100 per cent reinsurance agreement with John Hancock Life Insurance Company to acquire a closed block of group pay-out annuity business. The transaction resulted in an addition to gross premiums earned of £3.7 billion. No amounts were included in APE new business sales;
-      APE includes new policies written in the period which are classified as investment contracts without discretionary participation features under IFRS 4, arising mainly in Jackson for guaranteed investment contracts and in M&GPrudential for certain unit-linked savings and similar contracts. These are excluded from gross premiums earned and recorded as deposits;
-      APE new business sales are annualised while gross premiums earned are recorded only when revenues are due; and
-      For the purpose of reporting APE new business sales, the Group's share of amounts sold by the Group's insurance joint ventures and associates are included. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.

II(vii)  Reconciliation between IFRS and EEV shareholders' equity

The table below shows the reconciliation of EEV shareholders' equity and IFRS shareholders' equity at the end of the period:
	2019 £m	2018 £m
	30 Jun	30 Jun	31 Dec
EEV shareholders' equity	53,416	47,443	49,782
Less: Value of in-force business of long-term businessnote (a)	(35,567)	(31,555)	(33,013)
Deferred acquisition costs assigned zero value for EEV purposes	10,443	9,652	10,077
Othernote (b)	(8,620)	(9,658)	(9,597)
IFRS shareholders' equity	19,672	15,882	17,249

Notes
(a)   The EEV shareholders' equity comprises the present value of the shareholders' interest in the value of in-force business, total net worth of long-term business operations and IFRS shareholders' equity of asset management and other operations. The value of in-force business reflects the present value of expected future shareholder cash flows from long-term in-force business which are not captured as shareholders' interest on an IFRS basis. Total net worth represents the net assets for EEV reporting that reflect the regulatory basis position, with adjustments to achieve consistency with the IFRS treatment of certain items as appropriate.
(b)   Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value total net worth for long-term insurance operations. These also include the mark-to-market value movements of the Group's core structural borrowings which are fair valued under EEV but are held at amortised cost under IFRS. The most significant valuation differences relate to changes in the valuation of insurance liabilities. For example, in Jackson, IFRS liabilities are higher than the local regulatory basis as they are principally based on policyholder account balances (with a deferred acquisition costs recognised as an asset), whereas the local regulatory basis used for EEV reporting is based on expected future cash flows due to the policyholder on a prudent basis, with the consideration of an expense allowance, as applicable, but with no separate deferred acquisition cost asset.

II(viii)   Reconciliation of EEV operating profit based on longer-term investment returns to profit for the period

To the extent applicable, the presentation of the EEV profit for the period is consistent in the classification between operating and non-operating results with the basis that the Group applies for the analysis of IFRS basis results. Operating results based on longer-term investment returns are determined following the EEV Principles issued by the European Insurance CFO Forum in 2016.

Non-operating results comprise:

-    Short-term fluctuations in investment returns;
-    Mark-to-market value movements on core structural borrowings;
-    Effect of changes in economic assumptions; and
-    The impact of corporate transactions undertaken in the period.

More details on how EEV profit for the period is determined and the components of EEV operating profit are included in note 11 of the supplementary EEV basis of results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 August 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer